UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)

October 13, 2025

COMMISSION FILE NUMBER: 1-6780 (Rayonier Inc.)

COMMISSION FILE NUMBER: 333-237246 (Rayonier, L.P.)

RAYONIER INC.

Incorporated in the State of North Carolina

I.R.S. Employer Identification Number 13-2607329

RAYONIER, L.P.

Incorporated in the State of Delaware

I.R.S. Employer Identification Number 91-1313292

1 Rayonier Way

Wildlight, Florida 32097

(Principal Executive Office)

Telephone Number: (904) 357-9100

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol	Exchange
Common Shares, no par value, of Rayonier Inc.	RYN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Rayonier Inc.:	Emerging growth company	☐
Rayonier, L.P.:	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Rayonier Inc.:	☐
Rayonier, L.P.:	☐

Item 1.01 Entry into a Material Definitive Agreement.

On October 13, 2025, Rayonier Inc., a North Carolina corporation (“Rayonier”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PotlatchDeltic Corporation, a Delaware corporation (“PotlatchDeltic”), and Redwood Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Rayonier (“Merger Sub”).

The Merger Agreement provides for the combination of Rayonier and PotlatchDeltic in an all-stock merger- of-equals transaction upon the terms and subject to the conditions set forth in the Merger Agreement. The combined company will operate under a new name to be announced prior to the closing, with its common shares trading on the New York Stock Exchange (“NYSE”). The board of directors of each of Rayonier and PotlatchDeltic have unanimously approved the Merger Agreement and the transactions contemplated thereby.

The Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, PotlatchDeltic will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Rayonier. At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $1.00 per share, of PotlatchDeltic (“PotlatchDeltic Common Stock”), issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) will be converted into the right to receive 1.7339 (the “Exchange Ratio”) common shares, without par value, of Rayonier (“Rayonier Common Shares”).

Post-Closing Governance. Rayonier and PotlatchDeltic have also agreed to certain governance-related matters. At the Effective Time, the combined company’s board of directors will have ten members, consisting of (a) four members of the board of directors of Rayonier as of immediately prior to the Effective Time, (b) four members of the board of directors of PotlatchDeltic as of immediately prior to the Effective Time, and (c) Mark McHugh, the Chief Executive Officer of Rayonier and Eric J. Cremers, the Chief Executive Officer of PotlatchDeltic. In addition, effective as of the Effective Time, (i) Mr. McHugh will serve as the Chief Executive Officer of the combined company and (ii) Mr. Cremers will serve as the Executive Chair of the combined company for a term of two years. The Merger Agreement provides that, at the Effective Time, Rayonier will amend its bylaws in the form attached as Exhibit A to the Merger Agreement in order to provide, among other things, for specified director voting requirements to replace or remove the Chief Executive Officer or the Executive Chair of the combined company during the two years following the consummation of the Merger.

Closing Conditions. The closing of the Merger is subject to conditions, including: (i) adoption by holders of PotlatchDeltic Common Stock of the Merger Agreement and approval by holders of Rayonier Common Shares of the issuance of Rayonier Common Shares in the Merger; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the effectiveness of a registration statement on Form S-4 that will be filed by Rayonier for the issuance of Rayonier Common Shares in the Merger; (iv) the authorization of the listing of the Rayonier Common Shares on the NYSE to be issued in the Merger, subject only to official notice of issuance; (v) the accuracy of the representations and warranties of Rayonier and PotlatchDeltic (subject to certain qualifications); (vi) material compliance with each party’s covenants; (vii) the receipt by each of Rayonier and PotlatchDeltic of tax opinions that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (viii) the receipt by Rayonier of an opinion relating to the status of PotlatchDeltic as a real estate investment trust (“REIT”) under the Code and receipt by PotlatchDeltic of an opinion relating to the status of Rayonier as a REIT under the Code.

Representations, Warranties and Covenants. The Merger Agreement contains representations and warranties from each of Rayonier and PotlatchDeltic. Additionally, the Merger Agreement provides for pre-closing covenants of each of Rayonier and PotlatchDeltic, including (i) to use commercially reasonable efforts to carry on their respective businesses in all material respects in the ordinary course, consistent with past practice (subject to certain exceptions); (ii) to cooperate with respect to seeking regulatory approvals subject to specified limitations; (iii) to hold a meeting of its shareholders to obtain the requisite shareholder approvals contemplated by the Merger Agreement, as applicable; (iv) not to solicit proposals relating to alternative business combination transactions; and (v) subject to certain exceptions, not to enter into any discussion concerning, or provide confidential information in connection with, alternative business combination transactions.

Termination. The Merger Agreement contains provisions granting each of Rayonier and PotlatchDeltic the right to terminate the Merger Agreement under specified circumstances, including: (i) if the Merger is not completed by July 13, 2026 (subject to an automatic extension of 90 calendar days in order to obtain required regulatory approvals if all other closing conditions have been satisfied or waived in certain circumstances); (ii) if either Rayonier’s shareholders fail to approve of the share issuance in connection with the Merger or PotlatchDeltic’s shareholders fail to adopt the Merger Agreement; (iii) if a governmental entity of competent jurisdiction, has issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger; (iv) if the other party has breached its representations, warranties or covenants in the Merger Agreement, subject to certain conditions; or (v) if the other party’s board of directors has changed its recommendation in connection with the Merger. Upon a termination of the Merger Agreement, under certain circumstances, Rayonier will be required to pay a termination fee to PotlatchDeltic of the lesser of $159 million or the maximum amount that could be paid to PotlatchDeltic without causing it to fail to meet the REIT requirements for such year. Upon a termination of the Merger Agreement, under certain circumstances, PotlatchDeltic will be required to pay a termination fee to Rayonier of the lesser of $138 million or the maximum amount that could be paid to Rayonier without causing it to fail to meet the REIT requirements for such year.

Special Dividend and Adjustment. Concurrently with the announcement of the Merger Agreement, on October 13, 2025, Rayonier declared a one-time special dividend of $1.40 per share, consisting of up to 25% in cash and the remainder in Rayonier Common Shares, which is payable on December 12, 2025 to holders of record of Rayonier Common Shares on October 24, 2025 (the “Special Dividend”). To equalize the economic impact of the Special Dividend, the parties have agreed that the Merger Consideration will be adjusted upon the record date of the Special Dividend (and calculated immediately following the distribution date of the Special Dividend). With respect to the stock allocation of the Special Dividend, the Exchange Ratio will be increased to a new exchange ratio (the “Adjusted Exchange Ratio”) that is equal to (i) the Exchange Ratio plus (ii) the product of (a) the Exchange Ratio and (b) the difference of (1) a ratio of (A) the number of issued and outstanding Rayonier Common Shares and units in the Rayonier operating partnership immediately after the Special Dividend divided by (B) the number of issued and outstanding Rayonier Common Shares and units in the Rayonier operating partnership immediately prior to the Special Dividend minus (2) one. With respect to the cash allocation of the Special Dividend, each share of PotlatchDeltic Common Stock shall be entitled to receive in the Merger an amount of cash that is equal to the product of (i) the Exchange Ratio and (ii) a ratio of (a) the aggregate amount of cash distributed by Rayonier divided by (b) the number of issued and outstanding Rayonier Common Shares and units in the Rayonier operating partnership immediately prior to the Special Dividend (the “Cash Adjustment Amount”).

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and which is incorporated by reference herein.

The Merger Agreement has been included to provide security holders and investors with information regarding its terms. It is not intended to provide any other factual information about Rayonier, PotlatchDeltic or any other person. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders and investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Rayonier or PotlatchDeltic. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Rayonier’s or PotlatchDeltic’s public disclosures.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the Merger, on October 13, 2025, Mark D. McHugh, Rayonier’s President and Chief Executive Officer, and Eric J. Cremers, PotlatchDeltic’s President and Chief Executive Officer, each entered into letter agreements with Rayonier (the “McHugh Agreement” and “Cremers Agreement”, as applicable). Each of the McHugh Agreement and the Cremers Agreement will become effective as of, and is contingent upon the occurrence of, the Effective Time.

Letter Agreement with Mark D. McHugh

The McHugh Agreement provides that Mr. McHugh will be employed as President and Chief Executive Officer of the combined company and serve as a member of the combined company’s board of directors during the four-year period following the Effective Time. Upon the expiration of the term of the McHugh Agreement, Mr. McHugh’s employment as President and Chief Executive Officer will continue on an “at-will” basis.

Pursuant to the McHugh Agreement, Mr. McHugh will receive an annual base salary of $950,000, will be eligible for an annual cash incentive award with a target opportunity of 150% of his base salary beginning in the 2026 fiscal year, will be granted annual long-term incentive awards with a target grant date fair value of $3,600,000 beginning in the 2026 fiscal year, and will be provided employee benefits and perquisites generally consistent with those provided to other executive officers of the combined company. If at any point during the term of the McHugh Agreement, Mr. McHugh’s employment with the combined company is terminated without cause or he resigns for good reason, such termination of employment will be deemed to constitute a severance qualifying termination for purposes of the Rayonier Executive Severance Pay Plan.

The foregoing description of the McHugh Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the McHugh Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Letter Agreement with Eric J. Cremers

The Cremers Agreement provides that Mr. Cremers will serve as Executive Chairman of the Board for two years following the Effective Time.

Pursuant to the Cremers Agreement, Mr. Cremers will be entitled to receive the change in control severance to which he would be entitled in the event of an involuntary termination of employment under the PotlatchDeltic Severance Program for Executive Employees in the amount of $6,728,305, and full vesting of any outstanding equity awards held by Mr. Cremers as of immediately prior to the Effective Time, with any performance-based vesting conditions applicable to such equity awards deemed achieved in accordance with the terms of the Merger Agreement. Additionally, during the term of the Cremers Agreement, Mr. Cremers will receive an annual base salary of $600,000, will be eligible for an annual cash incentive award with a target opportunity of 125% of his base salary beginning in the 2026 fiscal year for the portion of the year following the Effective Time, will be granted annual long-term incentive awards with a target grant date fair value of 300% of his annual base salary beginning in the 2027 fiscal year, and will be provided employee benefits and perquisites generally consistent with those provided to other executive officers of the combined company.

Upon Mr. Cremer’s termination of employment at the conclusion of the term of the Cremers Agreement, Mr. Cremers will remain eligible for a prorated bonus for the year of termination, determined based on actual performance, and retirement treatment for purposes of any equity awards granted to Mr. Cremers at or following the Effective Time. If Mr. Cremers’s employment is terminated by the combined company without Cause or by Mr. Cremers for Good Reason (each as defined in the Severance Program for Executive Employees) prior to the completion of the term of the Cremers Agreement, then subject to Mr. Cremers’s execution and nonrevocation of a release agreement and his continued compliance with the restrictive covenants contained in the Cremers Agreement, Mr. Cremers will be eligible to receive continued payment of his annual base salary for the remainder of the two-year term, the prorated bonus and retirement treatment for purposes of any equity awards granted to Mr. Cremers at or following the Effective Time.

The foregoing description of the Cremers Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cremers Agreement, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Change in Control Treatment

The Merger Agreement provides that the Merger will constitute a change in control for purposes of many of Rayonier’s compensatory arrangements, including for purposes of the Rayonier Executive Severance Pay Plan and Rayonier’s equity awards.

In connection with the Merger and consistent with the treatment of PotlatchDeltic equity awards, Rayonier has determined that any performance-based vesting conditions applicable to a performance-based restricted stock unit award in respect of Rayonier Common Shares will be deemed achieved based on the greater of target performance and the actual level of performance, such that each such award that is outstanding as of immediately prior to the Effective Time will only be subject to time-based vesting conditions at and following the Effective Time.

Item 8.01 Other Events.

On October 14, 2025, Rayonier and PotlatchDeltic issued a joint press release announcing that they had entered into the Merger Agreement.

Also on October 14, 2025, Rayonier and PotlatchDeltic released a joint investor presentation. A copy of the joint investor presentation is attached hereto as Exhibit 99.2 and incorporated by reference herein.

In addition, on October 14, 2025, Rayonier issued a press release announcing that its board of directors had declared a one-time, special dividend of $1.40 per Rayonier Common Share. A copy of the press release is attached hereto as Exhibit 99.3, and incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed Merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the ability to timely or at all obtain the requisite Rayonier Inc. and PotlatchDeltic Corporation shareholder approvals; the risk that Rayonier Inc. or PotlatchDeltic Corporation may be unable to obtain required governmental and regulatory approvals required for the Merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger); the risk that an event, change or other circumstance could give rise to the termination of the proposed Merger; the risk that a condition to closing of the Merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed Merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s Common Shares or PotlatchDeltic Corporation’s Common Stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed Merger, Rayonier Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Rayonier Inc. and a joint proxy statement of Rayonier Inc. and PotlatchDeltic Corporation (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Rayonier Inc.’s and PotlatchDeltic Corporation’s shareowners. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from Rayonier Inc. or PotlatchDeltic Corporation. The documents filed by PotlatchDeltic Corporation with the SEC may be obtained free of charge at PotlatchDeltic Corporation’s website at www.potlatchdeltic.com or at the SEC’s website at www.sec.gov. The documents filed by Rayonier Inc. with the SEC may be obtained free of charge at Rayonier Inc.’s website at www.ryonier.com or at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PotlatchDeltic Corporation, Rayonier Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PotlatchDeltic Corporation, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in PotlatchDeltic Corporation’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation of Directors,” “Equity Compensation Plan Information,” and “Security Ownership.” To the extent holdings of PotlatchDeltic Corporation’s Common Stock by the directors and executive officers of PotlatchDeltic Corporation have changed from the amounts of PotlatchDeltic Corporation’s Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Forms 4 filed by Anne Alonzo on May 8, 2025, Linda Breard on May 8, 2025, Michael Covey on May 8, 2025, Ashlee Cribb on July 28, 2025, James DeCosmo on May 8, 2025, William Driscoll on April 1, 2025, May 2, 2025, May 8, 2025, June 10, 2025, July 1, 2025 and October 2, 2025, Mark Leland on May 8, 2025, Larry Peiros on May 8, 2025 and Lenore Sullivan on May 8, 2025. Information about the directors and executive officers of Rayonier Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Rayonier Inc.’s proxy statement for its 2025 Annual Meeting of

Shareholders, which was filed with the SEC on April 2, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Rayonier Inc.’s Common Shares by the directors and executive officers of Rayonier Inc. have changed from the amounts of Rayonier Inc.’s Common Shares held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by Keith Bass on April 9, 2025, May 19, 2025, June 2, 2025 and September 2, 2025, Mark Bridwell on April 2, 2025, April 4, 2025 and April 15, 2025, Christopher Corr on April 2, 2025, April 4, 2025 and April 15, 2025, Gregg Gonsalves on May 19, 2025, Scott Jones on May 19, 2025, Larkin Martin on May 19, 2025, Douglas Long on April 2, 2025, April 4, 2025 and April 15, 2025, Mark McHugh on April 2, 2025, April 4, 2025 and April 15, 2025, Meridee Moore on May 19, 2025, Ann Nelson on May 19, 2025, Shelby Pyatt on April 2, 2025, April 4, 2025 and April 15, 2025, Matthew Rivers on May 19, 2025, Rhett Rogers on April 2, 2025, April 4, 2025 and April 15, 2025, April Tice on April 2, 2025, April 4, 2025 and April 15, 2025 and Andrew Wiltshire on May 19, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from PotlatchDeltic Corporation and Rayonier Inc. as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated October 13, 2025, by and among Rayonier Inc., PotlatchDeltic Corporation and Redwood Merger Sub, LLC.†

10.1	Employment Agreement, dated October 13, 2025, by and between Rayonier Inc. and Mark D. McHugh

10.2	Employment Agreement, dated October 13, 2025, by and between Rayonier Inc. and Eric J. Cremers

99.1	Joint Press Release, dated October 14, 2025

99.2	Joint Investor Presentation, dated October 14, 2025

99.3	Press Release Announcing Special Dividend, dated October 14, 2025

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†

Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Rayonier hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of l934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYONIER INC.

BY:	/s/ Mark R. Bridwell
Mark R. Bridwell
Senior Vice President, General Counsel and Corporate Secretary
RAYONIER, L.P.

By: RAYONIER INC., its sole general partner

BY:	/s/ Mark R. Bridwell
Mark R. Bridwell
Senior Vice President, General Counsel and Corporate Secretary

October 14, 2025

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

RAYONIER INC.,

REDWOOD MERGER SUB, LLC

and

POTLATCHDELTIC CORPORATION

Dated as of October 13, 2025

Section 11.8	Governing Law; Jurisdiction	110
Section 11.9	Waiver of Jury Trial	111
Section 11.10	Assignment	111
Section 11.11	Enforcement; Remedies	111

Exhibit A	–	Form of Amended and Restated Bylaws

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of October 13, 2025, is by and among Rayonier Inc., a North Carolina corporation (“Parent”), Redwood Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), and PotlatchDeltic Corporation, a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”. All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise.

RECITALS

WHEREAS, the Parties desire to effect a business combination through a merger of the Company with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”), and each outstanding share of common stock of the Company, par value $1.00 per share (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the Limited Liability Company Act of the State of Delaware (the “LLC Act”) and Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined and declared that this Agreement and the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and deemed advisable the execution and delivery of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions, including the Merger, (c) directed that the adoption of this Agreement be submitted for consideration at a meeting of the Company’s stockholders and (d) resolved to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement (the “Company Board Recommendation”) and to include such recommendation in the Joint Proxy Statement;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined and declared that this Agreement and the Transactions, including the Merger and the issuance of common shares, no par value, of Parent (the “Parent Common Shares”) in connection therewith, are fair to, advisable and in the best interests of Parent and its shareholders, (b) approved and deemed advisable the execution and delivery of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Transactions, including the Merger, (c) directed that the issuance of Parent Common Shares in connection with the Merger be submitted for consideration at a meeting of Parent’s shareholders, and (d) resolved to recommend that Parent’s shareholders vote in favor of the approval of the issuance of Parent Common Shares in connection with the Merger (the “Parent Board Recommendation”) and to include such recommendation in the Joint Proxy Statement;

WHEREAS, Parent, in its capacity as the sole manager of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other Transactions;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality terms that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise.

“Antitrust Laws” mean the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act, state antitrust laws, and all other applicable Laws, and rules and regulations promulgated thereunder, issued by a Governmental Entity that are designed or intended to preserve or protect competition; prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position; or prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention, stock option, restricted stock, profits interest unit, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensatory or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in Jacksonville, Florida, Seattle, Washington or New York, New York are authorized by law or executive order to be closed.

“Cash Adjustment Amount” means an amount of cash equal to the Special Parent Distribution Cash Amount multiplied by the Exchange Ratio (which amount is subject to adjustment as provided pursuant to Section 7.6(c)(iv)).

“Clean Team Agreement” means the Clean Team Agreement, dated as of September 18, 2025, between Parent and the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the Amended and Restated Bylaws of the Company.

“Company Charter” means the Fourth Restated Certificate of Incorporation of the Company.

“Company Deferred Compensation Plan” means the Company Deferred Compensation Plan for Directors, Company Deferred Compensation Plan for Directors II (as amended), the Company Management Deferred Compensation Plan, the Company Management Performance Award Plan and the Company Management Performance Award Plan II.

“Company Equity Award” means a Company RSU Award, Company Performance Share Award, Company Stock Equivalent Unit or Company Option.

“Company Equity Plan” means the Company’s Amended and Restated 2019 Long-Term Incentive Plan, the Company 2014 Stock Incentive Plan or the Company 2005 Stock Incentive Plan.

“Company Financial Advisor” means BofA Securities, Inc.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 5.1(a) (Organization and Qualification; Subsidiaries) (solely with respect to the first, fourth and fifth sentences thereof), Section 5.2(d) (Capitalization), Section 5.3 (Authorization; Validity of Agreement; Company Action), Section 5.4 (Board Approval), Section 5.21 (Opinion of Financial Advisor), Section 5.24 (Brokers; Expenses), Section 5.25 (Takeover Statutes) and Section 5.26 (Required Vote).

“Company Fundamental Representations – De Minimis” means the representations and warranties of the Company set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(c) (Capitalization).

“Company Governing Documents” means the Company Charter and the Company Bylaws.

“Company Material Adverse Effect” means any Effect (a) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) general economic conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, changes in interest or exchange rates or the suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market, (ii) conditions (or changes therein) in any industry or industries in which the Company and its Subsidiaries operate, (iii) political, geopolitical and/or regulatory conditions (or changes therein), including tariffs, sanctions, the occurrence or the escalation or worsening of any acts of terrorism (including cyberterrorism and cyberterrorism data breaches), sabotage or war, (iv) any change in GAAP or interpretation thereof by any Governmental Entity, (v) any change in applicable Law or interpretation thereof by any Governmental Entity, (vi) any actions taken, or the failure to take any action, as expressly required by the terms of this Agreement or at the written request or with the written consent of Parent or Merger Sub and any Effect directly attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), supplier, financing source, lessee, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationship resulting therefrom, including as a result of the identity of Parent (except that this clause (vi) shall not apply with respect to any representation or warranty of the Company in this Agreement that is intended to address the consequences of the execution of this Agreement or the consummation of the Transactions), (vii) changes in the price or trading volume of the Company Common Stock (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (viii) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (ix) earthquakes, tornados, hurricanes, floods, mudslides, wild fires or other weather conditions or natural calamities, including any worsening of such conditions, (x) pandemics, epidemics, disease outbreak or other public health crisis or event, including any worsening of such conditions, and (xi) any reduction in the credit rating of the Company or its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account); provided that any Effect described in clauses (i), (ii), (iii), (iv), (v), (ix) or (x) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which the Company and its Subsidiaries operate in the geographic regions in the United States in which the Company and its Subsidiaries operate or own or lease properties (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), or (b) that will or would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Merger prior to the Outside Date.

“Company Option” means each option to purchase a number of shares of Company Common Stock at a specific price per share.

“Company Performance Share Award” means an award of restricted stock units with respect to shares of Company Common Stock that vest on the basis of the achievement of applicable performance goals.

“Company RSU Award” means an award of restricted stock units with respect to shares of Company Common Stock that vest on the basis of time.

“Company Stock Equivalent Unit” means a stock equivalent unit denominated in shares of Company Common Stock deferred pursuant to a Company Deferred Compensation Plan.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting to adopt this Agreement.

“Company Stockholder Meeting” means the meeting of the stockholders of the Company for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Termination Fee” means $138,000,000.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of September 3, 2025, between Parent and the Company.

“Contract” means any agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, order form, license, sublicense, commitment or letter of intent, term sheet, indication of interest or similar document or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates, in each case excluding any Benefit Plan.

“Effect” means any change, effect, development, circumstance, condition, event or occurrence.

“Environment” means any air (whether ambient, outdoor or indoor), surface water, drinking water, groundwater, land surface, wetland, subsurface strata, soil, sediment, plant or animal life and any other cultural, historic or natural resources.

“Environmental Law” means any and all applicable Laws, and all judicial and administrative orders and determinations, concerning pollution or protection of the Environment or human health and worker safety (as each relates to exposure to Hazardous Substances), or the generation, handling, transportation, treatment, storage, distribution, labeling, Release, threatened Release, control or cleanup of any Hazardous Substances.

“Environmental Permits” means any and all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity issued or required to be issued under any Environmental Law.

“Equity Award Exchange Ratio” means a number (rounded to the nearest ten thousandth) equal to (i) the Adjusted Exchange Ratio, plus (ii) the quotient of (a) the Cash Adjustment Amount divided by (b) the Parent Common Share Price.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“Exchange Ratio” means 1.7339.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement, the solicitation of shareholders and shareholder approvals, shareholder litigation, the filing of any required notices under any Antitrust Laws, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange any Pre-Merger Financing Transaction or other financings in connection with the Transactions, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

“Hazardous Substances” means petroleum and petroleum products, polychlorinated biphenyls, asbestos or asbestos-containing materials, radioactive materials, per- and polyfluoroalkyl substances, toxic mold or any hazardous substance as defined in the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq. (as amended), or any waste, material or substance that is regulated, defined or designated as dangerous, hazardous, radioactive, explosive, toxic or a pollutant or contaminant under or pursuant to any Environmental Law or that could otherwise give rise to Liability under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (i) for borrowed money; (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) in the form of net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); (iv) under finance leases required to be capitalized in accordance with GAAP; (v) in the form of reimbursement obligations of such Person under letters of credit or similar credit, performance, or surety transactions, in each case, to the extent drawn; (vi) owing to the deferred purchase price of any assets or property, earnout, holdback or similar payments (other than trade payables incurred in the ordinary course of business); (vii) of the type referred to in the foregoing clauses (i) through (vi) of another Person secured by any Lien on any property or asset of such first Person; (viii) for guarantees of another Person in respect of any items set forth in clauses (i) through (vi); it being understood that the amount of any of the foregoing Indebtedness described in clauses (i) through (viii) shall include any and all accrued interest, prepayment, breakage, and make-whole fees, expenses, premiums or penalties, related thereto, and any other fees and expenses required to be paid by such Person upon repayment thereof, in each case, including as a result of or in connection with the Closing.

“Intellectual Property Rights” means all rights in or to all U.S. or foreign: (i) inventions (whether or not patentable), patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (ii) trademarks, service marks, trade dress, logos, brand names, trade names, corporate names, social media handles and other identifiers and indicia of origin, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (iv) trade secrets and confidential information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, (v) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (vi) domain name registrations.

“Intervening Event” means, with respect to the Company or Parent, any material event, change, effect, development or occurrence that was not known to the Company Board or the Parent Board, respectively as of the date of this Agreement (or, if known, the consequences of which were not known to the Company Board or Parent Board, respectively, as of the date of this Agreement) and materially affects the business, assets or operations of the Company and the Company Subsidiaries, taken as a whole, or of Parent and the Parent Subsidiaries, taken as a whole, respectively (other than any material event, change, effect, development or occurrence resulting from a breach of this Agreement by the Company or Parent, respectively); provided, however, that in no event will any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (a) the receipt, terms or existence of any Competing Proposal with respect to Company or Parent, respectively, or any matter relating thereto, (b) changes in the market price, credit rating, equity rating, or trading volume of the capital stock of the Company or Parent, respectively (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of “Intervening Event” may be taken into account), (c) the Company or Parent, respectively, or any of its Subsidiaries meeting, exceeding or failing to meet internal or publicly announced financial projections, estimates, forecasts, predictions, or any predictions or expectations of any securities analysts of the Company or Parent (it being understood that the facts or occurrences giving rise or contributing thereto that are not otherwise excluded from the definition of “Intervening Event” may be taken into account), (d) the public announcement, execution, delivery or performance of this Agreement, the identity of Parent or the Company, as applicable, or the public announcement, pendency or consummation of the Transactions, (e) changes in GAAP, other applicable accounting rules or applicable Law (including the accounting rules and regulations of the SEC) or, in any such case, changes in the interpretation thereof after the date hereof, or (f) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means: (i) with respect to the Company, the actual knowledge of the persons set forth in Section 1.1(a) of the Company Disclosure Letter, and (ii) with respect to Parent or Merger Sub, the actual knowledge of the persons set forth in Section 1.1(a) of the Parent Disclosure Letter.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, order, ordinance, permit, rule, regulation, binding guidance document or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Licensed Company IP” means all Intellectual Property Rights that are licensed to the Company or any of its Subsidiaries by third parties and are material to the conduct of the business of the Company or its Subsidiaries.

“Licensed Parent IP” means all Intellectual Property Rights that are licensed to Parent or any of its Subsidiaries by third parties and are material to the conduct of the business of Parent or its Subsidiaries.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Outside Date” means July 13, 2026, as such date may be extended pursuant to Section 10.1(d).

“Owned Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries and material to the conduct of the business of the Company or its Subsidiaries.

“Owned Parent IP” means all Intellectual Property Rights that are owned or purported to be owned by Parent or any of its Subsidiaries and material to the conduct of the business of Parent or its Subsidiaries.

“Owned Registered Company IP” means (i) all Intellectual Property Rights that are the subject of any registrations or applications or filings for registration with any Governmental Entity, including the United States Patent and Trademark Office, foreign patent offices, or the United States Copyright office and (ii) domain names, in each case, that are owned by the Company or any of its Subsidiaries and are material to the conduct of the business of the Company or its Subsidiaries.

“Owned Registered Parent IP” means (i) all Intellectual Property Rights that are the subject of any registrations or applications or filings for registration with any Governmental Entity, including the United States Patent and Trademark Office, foreign patent offices, or the United States Copyright office and (ii) domain names, in each case, that are owned by Parent or any of its Subsidiaries and are material to the conduct of the business of Parent or its Subsidiaries.

“Parent Articles” means the Amended and Restated Articles of Incorporation of Parent.

“Parent Bylaws” means the Bylaws of Parent.

“Parent Common Share Price” means the average of the closing-sale price of a Parent Common Share on the NYSE, as reported by The Wall Street Journal, for the consecutive period of five (5) trading days ending on the trading day preceding the Closing Date.

“Parent Equity Award” means a Parent RSU Award, Parent PSU Award or Parent Restricted Share.

“Parent Equity Plan” means the Parent 2023 Incentive Stock Plan or the Parent Amended Incentive Stock Plan.

“Parent Financial Advisor” means Morgan Stanley & Co. LLC.

“Parent Fundamental Representations” means the representations and warranties of the Company set forth in Section 6.1(a) (Organization and Qualification; Subsidiaries) (solely with respect to the first, fifth and sixth sentences thereof), Section 6.2(d) (Capitalization), Section 6.3 (Authorization; Validity of Agreement; Parent Action), Section 6.4 (Board Approval), Section 6.21 (Opinion of Financial Advisor), Section 6.24 (Brokers; Expenses), Section 6.25 (Takeover Statutes) and Section 6.26 (Required Vote).

“Parent Fundamental Representations – De Minimis” means the representations and warranties of Parent and Merger Sub set forth in Section 6.2(a), Section 6.2(b), Section 6.2(c) and Section 6.2(g) (Capitalization).

“Parent Governing Documents” means the Parent Bylaws and the Parent Articles.

“Parent Material Adverse Effect” means any Effect (a) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect has occurred, or would reasonably be expected to occur: (i) general economic conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, changes in interest or exchange rates or the suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market, (ii) conditions (or changes therein) in any industry or industries in which Parent and its Subsidiaries operate, (iii) political, geopolitical and/or regulatory conditions (or changes therein), including tariffs, sanctions, the occurrence or the escalation or worsening of any acts of terrorism (including cyberterrorism and cyberterrorism data breaches), sabotage or war, (iv) any change in GAAP or interpretation thereof by any Governmental Entity, (v) any change in applicable Law or interpretation thereof by any Governmental Entity, (vi) any actions taken, or the failure to take any action, as expressly required by the terms of this Agreement or at the written request or with the written consent of the Company and any Effect directly attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), supplier, financing source, lessee, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationship resulting therefrom, including as a result of the identity of the Company (except that this clause (vi) shall not apply with respect to any representation or warranty of Parent or Merger Sub in this Agreement that is intended to address the consequences of the execution of this Agreement or the consummation of the Transactions), (vii) changes in the price or trading volume of the Parent Common Shares (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (viii) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (ix) earthquakes, tornados, hurricanes, floods, mudslides, wild fires or other weather conditions or natural calamities, including any worsening of such conditions, (x) pandemics, epidemics, disease outbreak or other public health crisis or event, including any worsening of such conditions, and (xi) any reduction in the credit rating of Parent or its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), provided that any Effect described in clauses (i), (ii), (iii), (iv), (v), (ix) or (x) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which Parent and its Subsidiaries operate in the geographic regions in the United States in which Parent and its Subsidiaries operate or own or lease properties (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), or (b) that will or would reasonably be expected to prevent or materially impair or delay the ability of Parent or Merger Sub to consummate the Merger prior to the Outside Date.

“Parent OP Limited Partner Unit” means a Parent OP Unit held by an “Outside Limited Partner” as defined in the Parent Partnership Agreement.

“Parent OP Unit” means a limited partnership interest in the Parent Partnership designated as an “OP Unit” under the Parent Partnership Agreement.

“Parent Partnership” means Rayonier, L.P.

“Parent Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Parent Partnership, dated as of May 8, 2020, as amended.

“Parent PSU Award” means an award of restricted stock units with respect to Parent Common Shares that vest on the basis of the achievement of applicable performance goals.

“Parent Restricted Share” means a Parent Common Share subject to vesting or other lapse restriction.

“Parent RSU Award” means a restricted stock unit award with respect to Parent Common Shares that vests on the basis of time.

“Parent Shareholder Approval” means the affirmative vote of a majority of the votes cast by the holders of Parent Common Shares at the Parent Shareholder Meeting to approve the issuance of Parent Common Shares in connection with the Merger.

“Parent Shareholder Meeting” means the meeting of the shareholders of Parent for the purpose of seeking the Parent Shareholder Approval, including any postponement or adjournment thereof.

“Parent Termination Fee” means $159,000,000.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means any (i) statutory or other Liens for Taxes or governmental assessments that are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings or for which appropriate reserves have been established in accordance with GAAP, (ii) Liens arising from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or to secure public or statutory obligations, in each case in the ordinary course of business, (iii) Liens that are disclosed on the existing Company Title Insurance Policies or Parent Title Insurance Policies provided prior to the date hereof to the Company or Parent, as applicable, and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (iv) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (v) with respect to real property, non-monetary Liens or other minor imperfections of title, which may include (A) zoning regulations, permits and licenses, (B) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road, in all cases to the extent such non-monetary Liens or minor imperfections of title do not materially impair the value of the applicable Company Property or Parent Property, as applicable, or the continued use and operation of the applicable Company Property or Parent Property, as applicable, in each case, as currently used and operated, (vi) rights of parties in possession, and (vii) ordinary course, non-exclusive licenses of Intellectual Property Rights.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“REIT Distribution” means one or more dividends or other distributions by a Party (including under Sections 858 or 860 of the Code) in the minimum amount that, in such Party’s good faith determination (in consultation with the other Parties), is necessary to maintain its qualification for taxation as a REIT under the Code or applicable state Law, and to avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law, for which the record date is or shall be prior to the Effective Time; provided, that the Special Parent Distribution shall not be considered a REIT Distribution; provided, further, that a distribution permitted in accordance with Section 7.1(b)(iii)(A) or Section 7.2(b)(iii)(A) shall not be considered a REIT Distribution.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migration into or through the Environment.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, Financing Sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

“Share Adjustment Amount” means a number (rounded to the nearest ten thousandth) equal to the Special Parent Distribution Share Amount multiplied by the Exchange Ratio.

“Special Parent Distribution Cash Amount” means (i) the aggregate amount of cash paid to holders of Parent Common Shares and holders of Parent OP Limited Partner Units pursuant to the Special Parent Distribution, divided by (ii) the sum of (A) the number of Parent Common Shares issued and outstanding as of the record date of the Special Parent Distribution (other than Parent Common Shares held in treasury or held or owned by the Company, Parent or Merger Sub) plus (B) the number of Parent OP Limited Partner Units issued and outstanding that are entitled to the Special Parent Distribution.

“Special Parent Distribution Share Amount” means a number equal to (A) a fraction, the numerator of which is sum of the number of Parent Common Shares and Parent OP Limited Partner Units issued and outstanding immediately after the payment of the Special Parent Distribution, and the denominator of which is the sum of the number of shares of Parent Common Shares and Parent OP Limited Partner Units issued and outstanding as of immediately prior to the payment of the Special Parent Distribution, minus (B) one (1).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership. For the purposes of this Agreement, a wholly owned Subsidiary of the Parent Partnership shall be deemed to be a wholly owned Subsidiary of Parent.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, goods and services, gains, license, registration, documentation, severance, occupation, environmental, disability, real property, personal property, alternative or add-on minimum, estimated or other tax and customs duties, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Willful Breach” means a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would result in or constitute a breach of this Agreement.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Adjusted Exchange Ratio	Section 4.1(a)
Agreement	Preamble
Amended and Restated Bylaws	Section 2.6(b)
Book-Entry Company Shares	Section 4.2(b)(i)
Certificate of Merger	Section 2.3

Certificates	Section 4.2(b)(i)
Chosen Courts	Section 11.8(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Adverse Recommendation Change	Section 7.4(c)
Company Agreements	Section 5.14(a)
Company Benefit Plans	Section 5.11(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	Article V
Company Equity Interests	Section 5.2(b)
Company Financial Statements	Section 5.6(b)
Company IP Agreements	Section 5.17(b)
Company Leased Real Property	Section 5.19(b)
Company Material Contract	Section 5.14(b)
Company Owned Real Property	Section 5.19(a)
Company Permits	Section 5.18(b)
Company Preferred Stock	Section 5.2(a)
Company Properties	Section 5.19(b)
Company SEC Documents	Section 5.6(a)
Company Subsidiary	Section 5.1(b)
Company Title Insurance Policies	Section 5.19(i)
Company Title Insurance Policy	Section 5.19(i)
Company Transaction Litigation	Section 8.10
Competing Proposal	Section 7.4(k)
Continuing Employees	Section 8.4(a)
Covered Persons	Section 8.5(a)
DGCL	Recitals
Effective Time	Section 2.3
Electronic Delivery	Section 11.5
Enforceability Exceptions	Section 5.3
Exchange Act	Section 5.5
Exchange Agent	Section 4.2(a)
Exchange Fund	Section 4.2(a)
Form S-4	Section 5.5
Fractional Share Consideration	Section 4.1(a)
Fractional Shares	Section 4.6(b)
GAAP	Section 5.6(b)
Governmental Entity	Section 5.5
HSR Act	Section 5.5
Indemnification Agreements	Section 8.5(a)
Initial Year of Participation	Section 8.4(b)
Interim Period	Section 7.1(a)
Joint Proxy Statement	Section 5.5

Legal Proceeding	Section 5.10
LLC Act	Recitals
Measurement Date	Section 5.2(a)
Merger	Recitals
Merger Consideration	Section 4.1(a)
Merger Sub	Preamble
New Plans	Section 8.4(b)
NYSE	Section 3.2(c)(i)
Old Plans	Section 8.4(b)
Parent	Preamble
Parent Adverse Recommendation Change	Section 7.4(g)
Parent Agreements	Section 6.14(a)
Parent Benefit Plans	Section 6.11(a)
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Common Shares	Recitals
Parent Disclosure Letter	Article VI
Parent Equity Interests	Section 6.2(b)
Parent Financial Statements	Section 6.6(b)
Parent IP Agreements	Section 6.17(b)
Parent Leased Real Property	Section 6.19(b)
Parent Material Contract	Section 6.14(b)
Parent Owned Real Property	Section 6.19(a)
Parent Permits	Section 6.18(b)
Parent Preferred Shares	Section 6.2(a)
Parent Properties	Section 6.19(b)
Parent SEC Documents	Section 6.6(a)
Parent Subsidiary	Section 6.1(b)
Parent Title Insurance Policies	Section 6.19(i)
Parent Title Insurance Policy	Section 6.19(i)
Parent Transaction Litigation	Section 8.10
Parent Welfare Plans	Section 8.4(b)
Parties	Preamble
Party	Preamble
Pre-Merger Financing Transaction	Section 8.12(b)
Qualifying Income	Section 10.2(e)
REIT	Section 5.13(b)
Sarbanes-Oxley Act	Section 5.6(a)
SEC	Section 3.2(c)(i)
Securities Act	Section 5.6(a)
Special Parent Distribution	Section 7.6(a)
Specified Date	Section 10.1(d)
Superior Proposal	Section 7.4(l)
Surviving Entity	Section 2.1
Transaction Litigation	Section 8.10
Transactions	Recitals

Section 1.3 Interpretation.

(a) Unless the express context otherwise requires:

(i) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(ii) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(iii) the terms “Dollars” and “$” mean United States Dollars;

(iv) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(v) the table of contents and headings set forth in this Agreement or any Schedule or Exhibit of this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such Schedule or Exhibit or any term or provision hereof or thereof;

(vi) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(vii) references herein to any gender shall include each other gender;

(viii) references herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(ix) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(x) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law or license will be deemed to refer to such Law or license (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date;

(xi) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(xii) the word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if”;

(xiii) the term “or” is not exclusive, and shall be interpreted as “and/or”;

(xiv) the phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement;

(xv) all references in this Agreement to “days” refer to “calendar days” unless otherwise specified;

(xvi) any action required to be taken “within” a specified time period following the occurrence of an event shall be required to be taken no later than 8:00 P.M. Eastern Time on the last day of such time period, which shall be calculated starting with the day immediately following the date of the event; and

(xvii) any item shall be considered “made available” to Parent, Merger Sub or the Company, as applicable, to the extent such phrase appears in this Agreement, if such item has been provided in writing (including electronic mail) to such Party, posted by (i) in the case of Parent or Merger Sub, the Company or its Representatives in the electronic data room established by the Company on Intralinks titled “Project Duval” or, in the case of any documents filed with the SEC, filed by the Company with the SEC, in each case, prior to 5:00 p.m., New York time, on October 12, 2025 or (ii) in the case of the Company, Parent or Merger Sub or their respective Representatives in the electronic data room established by Parent on Ansarada titled “Project Pine” or, in the case of any documents filed with the SEC, filed by Parent with the SEC, in each case, prior to 5:00 p.m., New York time, on October 12, 2025.

(b) If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the LLC Act and DGCL, at the Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned subsidiary of Parent.

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place by electronic exchange of documents and signatures on the third (3rd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article IX to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other date or place as is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, the Company, Parent and Merger Sub shall (i) file a certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware prepared and executed in accordance with the DGCL and the LLC Act and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL and the LLC Act in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or on such date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL, the LLC Act, this Agreement and the Certificate of Merger.

Section 2.5 Officers. From and after the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the governing documents of the Surviving Entity and applicable Law.

Section 2.6 Governing Documents.

(a) At the Effective Time, the certificate of formation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Entity and the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Entity, in each case until amended in accordance with applicable Law and as provided in such organizational document.

(b) At the Effective Time and as of the Effective Time, the Parent Bylaws shall be amended and restated in their entirety to be in the form attached hereto as Exhibit A (the “Amended and Restated Bylaws”), until thereafter amended in accordance with their terms and applicable Law.

Section 2.7 Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.

Section 2.8 Contribution. As soon as reasonably practicable after the Effective Time, Parent shall contribute all of the limited liability company interests of the Surviving Entity to Parent Partnership in exchange for a number of Parent OP Units equal to the aggregate number of Parent Common Shares issued in the Merger divided by the Adjustment Factor (as defined in the Parent Partnership Agreement) then in effect.

ARTICLE III

CERTAIN GOVERNANCE MATTERS

Section 3.1 Name. Prior to the Closing, Parent and the Company shall mutually agree on the name of Parent, which will be changed and effective as of the Effective Time; provided that such mutual agreement on and change of the name of Parent shall not be a condition to the consummation of the Merger.

Section 3.2 Additional Governance Matters.

(a) Headquarters. Following the Effective Time, Parent shall have its headquarters in the Greater Atlanta Metro Area, Georgia, or such other location as may be mutually agreed by Parent and the Company.

(b) Executive Chair and Chief Executive Officer of Parent. Effective as of the Effective Time, (i) the Chief Executive Officer of Parent as of immediately prior to the Effective Time shall continue to serve as the Chief Executive Officer of Parent and (ii) the Chief Executive Officer of the Company as of immediately prior to the Effective Time shall be appointed to serve as the Executive Chair of Parent for a term of two years, in each case in accordance with the Amended and Restated Bylaws and such person’s employment agreement.

(c) Parent Board. Effective as of the Effective Time, the Parent Board shall consist of a total of ten (10) directors, consisting of:

(i) four (4) directors designated by Parent prior to the Effective Time, each of whom shall be a member of the Parent Board as of immediately prior to the Effective Time and shall qualify as an “independent director” under the listing standards of the listing standards of the New York Stock Exchange (the “NYSE”) and the applicable rules of the SEC (the “SEC”);

(ii) four (4) directors designated by the Company prior to the Effective Time, each of whom shall be a member of the Company Board as of immediately prior to the Effective Time and shall qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC;

(iii) the Chief Executive Officer of Parent as of immediately prior to the Effective Time; and

(iv) the Chief Executive Officer of the Company as of immediately prior to the Effective Time.

(d) Lead Independent Director. Effective as of the Effective Time, solely for purposes of the initial Lead Independent Director of the Parent Board, such director shall be designated by Parent prior to the Effective Time.

ARTICLE IV

TREATMENT OF SECURITIES

Section 4.1 Treatment of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or of Merger Sub:

(a) Treatment of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Cancelled Shares, shall be converted into the right to receive a number of validly issued, fully paid and non-assessable Parent Common Shares equal to the Exchange Ratio plus any Fractional Share Consideration (as defined below) (collectively, the “Merger Consideration”); provided, that upon the record date for the Special Parent Distribution (and as calculated immediately following the distribution date for such Special Parent Distribution), the Merger Consideration shall automatically be adjusted such that the Merger Consideration shall be (a) a number of validly issued, fully paid and non-assessable Parent Common Shares equal to the sum of the Exchange Ratio plus the Share Adjustment Amount (such sum, the “Adjusted Exchange Ratio”) and (b) an amount of cash equal to the sum of the Cash Adjustment Amount plus any Fractional Share Consideration. From and after the Effective Time, all shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall no longer be outstanding and shall automatically be cancelled, retired and shall cease to exist, and each holder of a share of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 4.2, including the right to receive, pursuant to Section 4.6, cash in lieu of fractional Parent Common Shares, if any, into which such shares of Company Common Stock would have been converted pursuant to this Section 4.1(a) (the “Fractional Share Consideration”), and any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time together with the amounts, if any, payable pursuant to Section 4.2(f).

(b) Cancellation of Treasury Shares, Company-Owned Shares and Parent-Owned Shares. Each share of Company Common Stock held in treasury or held or owned by the Company, Parent or Merger Sub immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Treatment of Merger Sub Securities. All equity securities of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain as equity securities of the Surviving Entity.

(d) Treatment of Parent Common Shares. Each Parent Common Share issued and outstanding immediately prior to the Effective Time shall remain outstanding as a share of Parent.

(e) Adjustment to Merger Consideration. Without limiting the provisions of this Agreement and subject to Section 7.1(b) and Section 7.2(b), the Merger Consideration (including the Exchange Ratio, the Adjusted Exchange Ratio and the Cash Adjustment Amount) shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock or Parent Common Shares that is not in connection with the Special Parent Distribution or any REIT Distribution), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Common Stock or Parent Common Shares effectuated after the date hereof and prior to the Effective Time, so as to provide the holders of shares of Company Common Stock with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration. Nothing in this Section 4.1(e) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

Section 4.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Not less than five (5) Business Days prior to the Effective Time, Parent shall designate a bank or trust company, which shall be Parent’s transfer agent or another bank or trust company to be mutually agreed upon between Parent and the Company, to act as the exchange agent and paying agent in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and to make payments in respect of any dividends or other distributions with respect to Parent Common Shares pursuant to Section 4.2(f). At or prior to the Effective Time, Parent shall, for the sole benefit of the holders of the shares of Company Common Stock, provide to the Exchange Agent evidence of Parent Common Shares in book-entry form issuable pursuant to Section 4.1(a) and deposit with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the aggregate Cash Adjustment Amount (the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments to the Company’s stockholders as contemplated by Section 4.1, Parent shall take all actions necessary to promptly deposit additional Parent Common Shares or funds, as applicable, with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding Ten Billion Dollars ($10,000,000,000) (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Company Shares pursuant to this Article IV, and following any losses from any such investment, Parent shall reasonably promptly deposit (or cause to be deposited) additional cash in immediately available funds to the Exchange Agent for the benefit of the holders of Certificates or Book-Entry Company Shares at the Effective Time in the amount of such losses, which additional cash will be deemed to be part of the Exchange Fund. Any interest and other income resulting from such investments shall be paid to the Surviving Entity on the earlier of (i) nine (9) months after the Effective Time or (ii) the full payment of the Exchange Fund.

(b) Procedures for Surrender.

(i) Promptly following the Effective Time, Parent shall, and shall cause the Surviving Entity to, cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Company Shares”) and whose shares of Company Common Stock were converted pursuant to Section 4.1 into the right to receive the Merger Consideration (A) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent or, in the case of Book-Entry Company Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Company Shares in exchange for payment of the Merger Consideration, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 4.6, and any dividends or other distributions on Parent Common Shares in accordance with Section 4.2(f). Such instructions shall provide that (1) at the election of the surrendering holder, Certificates may be surrendered by hand delivery or otherwise, (2) the Merger Consideration (other than the Cash Adjustment Amount) in exchange for Certificates and Book-Entry Company Shares shall be delivered in uncertificated book-entry form to the surrendering holder and (3) the Fractional Share Consideration, the Cash Adjustment Amount and any dividends or other distributions under Section 4.2(f), if any, payable in exchange for Certificates and Book-Entry Company Shares will be payable by wire transfer to the surrendering holder.

(ii) Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Company Share for cancellation to the Exchange Agent, together with a duly completed and validly executed letter of transmittal in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Company Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Company Share pursuant to the provisions of this Article IV and, if applicable, the Fractional Share Consideration that such holder has the right to receive pursuant to Section 4.6, and any amounts that such holder has the right to receive in respect of dividends or other distributions on Parent Common Shares in accordance with Section 4.2(f) less any required withholding of Taxes, plus any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. Any Certificates (or affidavit of loss in lieu thereof) or Book-Entry Company Shares so surrendered shall be forthwith cancelled.

(iii) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Company Shares shall only be made to the Person in whose name such Book-Entry Company Shares are registered.

(iv) Until surrendered as contemplated by this Section 4.2, each Certificate and Book-Entry Company Share shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article IV, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 4.6, any dividends or other distributions on Parent Common Shares in accordance with Section 4.2(f) and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(c) Transfer Books; No Further Ownership Rights in Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Company Shares are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following nine (9) months after the Effective Time, the Surviving Entity shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Company Shares, and thereafter such holders shall be entitled to look only to the Surviving Entity and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 4.6, any dividends or other distributions on Parent Common Shares in accordance with Section 4.2(f) and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time, payable upon due surrender of their Certificates or Book-Entry Company Shares and compliance with the procedures in Section 4.2(b). Notwithstanding the foregoing, none of the Surviving Entity, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Company Share for any Merger Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Entity, the posting by such holder of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the applicable Merger Consideration payable in respect thereof pursuant to Section 4.1 hereof, including any amount payable in respect of the Fractional Share Consideration in accordance with Section 4.6, any dividends or other distributions on Parent Common Shares in accordance with Section 4.2(f) and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(f) Dividends with Respect to Parent Common Shares. No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Company Share with respect to the Parent Common Shares issuable hereunder, and all such dividends and other distributions paid with respect to such Parent Common Shares to which such holder is entitled pursuant to this Agreement shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Company Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Company Share (or affidavit of loss in lieu thereof and if required by Section 4.2(e), posting of a bond), there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Common Shares.

Section 4.3 No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of shares of Company Common Stock in connection with the Merger.

Section 4.4 Treatment of Equity Awards.

(a) Company RSU Awards. As of the Effective Time, each Company RSU Award granted under a Company Equity Plan outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder of the Company RSU Award, shall be converted into a Parent RSU Award with respect to a number of Parent Common Shares, rounded to the nearest whole share, equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time (and including any dividend equivalents calculated based on such number of shares of Company Common Stock) multiplied by (ii) the Equity Award Exchange Ratio, subject to and in accordance with the terms of the applicable Company Equity Plan and Company RSU Award agreement in effect immediately prior to the Effective Time, which shall include any double-trigger vesting acceleration entitlements (with continuation of the applicable vesting terms, and giving effect to Section 8.4).

(b) Company Performance Share Awards. As of the Effective Time, each Company Performance Share Award granted under a Company Equity Plan outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder of any Company Performance Share Award, shall be converted into a Parent RSU Award with respect to a number of Parent Common Shares, rounded to the nearest whole share, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Performance Share Award immediately prior to the Effective Time, determined by deeming any performance-based vesting criteria applicable to such Company Performance Share Award achieved based on the greater of target performance and the actual level of performance, as calculated on the latest practicable date prior to the Effective Time, and including any dividend equivalents calculated based on the number of Company Performance Share Awards determined in accordance with the foregoing, multiplied by (ii) the Equity Award Exchange Ratio, subject to and in accordance with the terms of the applicable Company Equity Plan and Company Performance Share Award agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms, which shall include any double-trigger vesting acceleration entitlements, excluding any vesting terms related to the satisfaction of performance criteria, and giving effect to Section 8.4).

(c) Company Stock Equivalent Units. As of the Effective Time, each Company Stock Equivalent Unit outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder of any Company Stock Equivalent Unit, shall be converted into a stock equivalent unit with respect to a number of Parent Common Shares, rounded to the nearest whole share, equal to the product of (i) the number of shares of Company Common Stock subject to such stock equivalent unit immediately prior to the Effective Time (and including any dividend equivalents calculated based on such number of shares of Company Common Stock) multiplied by (ii) the Equity Award Exchange Ratio, subject to and in accordance with the terms of the applicable Company Deferred Compensation Plan.

(d) Company Options. As of the Effective Time, each Company Option outstanding immediately prior to the Effective Time, by virtue of the Merger and without action by the holder of any Company Option, shall be converted into the right to receive (without interest), less applicable Tax withholdings, a number of Parent Common Shares equal to the product of (i) the Net Option Share Amount multiplied by (ii) the Equity Award Exchange Ratio, For purposes of this Agreement, “Net Option Share Amount” means, with respect to each Company Option, the quotient of (A) the product of (I) the excess, if any, of the Merger Consideration Value over the exercise price per share of Company Common Stock immediately prior to the Effective Time, multiplied by (II) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, divided by (B) the Merger Consideration Value. For purposes of this Agreement, “Merger Consideration Value” means the product of (x) the Parent Common Share Price multiplied by (y) the Equity Award Exchange Ratio. As of the Effective Time, each Company Option outstanding immediately prior to the Effective Time with an exercise price per share of Company Common Stock that is equal to or less than the Merger Consideration Value shall, by virtue of the Merger and without action by the holder of any Company Option, be canceled for no consideration.

(e) Prior to the Effective Time, the Company shall take all corporate actions necessary to effectuate the treatment of the Company Equity Awards as contemplated by this Section 4.4. As of the Effective Time, Parent shall assume the obligations of the Company under each Company Equity Plan and Company Equity Award. Parent shall take all action necessary or appropriate to have available for issuance, and shall issue, a sufficient number of Parent Common Shares for delivery upon the conversion of the Company Equity Awards, as contemplated by this Section 4.4. Promptly after the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) registering such number of Parent Common Shares necessary to fulfill Parent’s obligations under this clause (e).

Section 4.5 Withholding. Each of Parent, Merger Sub, the Surviving Entity and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts that are required to be deducted and withheld under applicable Law. To the extent such amounts are so deducted and withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 4.6 Fractional Shares.

(a) No certificate or scrip representing fractional shares of Parent Common Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Company Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Share (after aggregating all Certificates and Book-Entry Company Shares delivered by such holder) shall receive, in lieu thereof and only on surrender thereof, cash (without interest), by wire transfer of immediately available funds, in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent of all such Parent Common Shares that would otherwise be issued to such holders. The Parties acknowledge that payment of the cash for the Fractional Share Consideration was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of Fractional Shares of Parent Common Shares.

(b) As promptly as practicable following the Effective Time, Parent shall cause the Exchange Agent to aggregate all fractional Parent Common Shares that would otherwise have been distributed pursuant to the Merger, rounded to the nearest whole share (the “Fractional Shares”), and deliver such Fractional Shares to its designated broker for sale on the open market at the then prevailing market price of Parent Common Shares, which sale or sales shall be completed as promptly as practicable following the Effective Time. Parent shall cause the Exchange Agent to, upon receipt of the proceeds of such sale or sales of Fractional Shares from its designated broker, distribute the proceeds of such sale or sales of Fractional Shares to the holders thereof in accordance with Section 4.6(a).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) the Company SEC Documents publicly filed with or furnished on or after January 1, 2020 until two (2) Business Days prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (in each case, other than any description of historical facts or events included therein)) and provided that nothing set forth or disclosed in any such Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 5.1 (Organization and Qualification; Subsidiaries), Section 5.2 (Capitalization), Section 5.21 (Opinion of Financial Advisor), Section 5.24 (Brokers; Expenses), Section 5.25 (Takeover Statutes) and Section 5.26 (Required Vote), or (b) the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own and conduct its business as now being conducted. Each Company Subsidiary is duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of organization and has the requisite power and authority to own and conduct its business as now being conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered to or made available to Parent, prior to the execution of this Agreement, true and complete copies of the Company Governing Documents. Each of the Company Governing Documents is in full force and effect, and the Company is not in violation of any of the provisions of such documents.

(b) Section 5.1(b) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company (each, a “Company Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Each Company Subsidiary is in compliance with the terms of its constituent organizational or governing documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock and (ii) 4,000,000 shares of preferred stock, without par value (“Company Preferred Stock”). At the close of business on October 9, 2025 (the “Measurement Date”), there were (A) 77,291,016 shares of Company Common Stock issued and outstanding, (B) no shares of Company Preferred Stock issued or outstanding, (C) 449,151 shares of Company Common Stocks underlying Company RSU Awards, (D) 360,718 shares of Company Common Stock underlying outstanding Company Performance Share Awards, assuming achievement of applicable performance goals at the target level (and 721,436 shares of Company Common Stock assuming achievement of applicable performance goals at the maximum level), (E) 151,005 shares of Company Common Stock underlying outstanding Company Stock Equivalent Units and (F) 627 shares of Company Common Stocks subject to Company Options.

(b) All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding shares of Company Common Stock were issued in compliance with all applicable Laws concerning the issuance of securities. Except as set forth in this Section 5.2 and except for changes since the Measurement Date resulting from the issuance of shares of Company Common Stock pursuant to Company Equity Awards outstanding on the Measurement Date in accordance with their present terms or as expressly permitted by Section 7.1(b)(xx), there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital shares of the Company, obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any shares of, or other equity interest in, the Company or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company to grant, extend or enter into any such option, warrant, call, subscription or other similar right, agreement, arrangement or commitment (collectively, “Company Equity Interests”) or (y) outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any shares of, or other Company Equity Interests in, the Company, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company.

(c) There are no voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the shares of Company Common Stock or any shares of, or other equity interest, of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares or other Company Equity Interests. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters related to the Company.

(d) The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares or other Company Equity Interests of each of the Company Subsidiaries, free and clear of any Liens (other than limitations on transfer and other restrictions imposed by federal or state securities Laws), and all such shares or other Company Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(e) All dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(f) No shares of Company Common Stock are owned by any Company Subsidiary.

Section 5.3 Authorization; Validity of Agreement; Company Action. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company pursuant to the DGCL or otherwise, is necessary to authorize the execution and delivery by the Company of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to receipt of the Company Stockholder Approval and the filing of the Certificate of Merger with, and acceptance for record by, the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, (a) and (b), the “Enforceability Exceptions”).

Section 5.4 Board Approval. The Company Board, at a duly held meeting, has unanimously (i) determined and declared that this Agreement and the Transactions, including the Merger, are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and deemed advisable the execution and delivery of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions, including the Merger, (iii) directed that the adoption of this Agreement be submitted for consideration at a meeting of the Company’s stockholders and (iv) resolved to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and to include such recommendation in the Joint Proxy Statement.

Section 5.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any Company Subsidiary, (b) require any filing by the Company or any Company Subsidiary with, or the obtaining of any permit, authorization, clearance, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, tribal, state, local or supranational, or any self-regulatory or quasi-governmental authority (each, a “Governmental Entity”), except for (i) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as

amended (the “HSR Act”) and any other Antitrust Law, (ii) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iii) any filings as may be required under the LLC Act and the DGCL in connection with the Merger, (iv) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, including (A) a joint proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Shareholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and (B) a registration statement on Form S-4 pursuant to which the offer and sale of Parent Common Shares in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included (together with any amendments or supplements thereto, the “Form S-4”), (v) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Merger, (vi) such filings as may be required in connection with state and local transfer Taxes, and (vii) any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder, (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Material Contract, or (d) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) above where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, impositions, breaches or defaults (I) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (II) would not prevent or materially impair the Company’s ability to consummate the Merger prior to the Outside Date.

Section 5.6 Company SEC Documents and Financial Statements.

(a) The Company has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed with or furnished (as applicable) to the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2022 under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such documents and any other documents filed by the Company with the SEC, as have been amended since the time of their filing, collectively, the “Company SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent Company SEC Document, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) All of the audited financial statements for and including the fiscal years ended December 31, 2022, 2023 and 2024, and unaudited interim financial statements for the fiscal quarters ended March 31, 2025 and June 30, 2025, and any other interim period in the fiscal year to end December 31, 2025 included in the Company SEC Documents (including the related notes and schedules thereto) (collectively, the “Company Financial Statements”), (i) were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects, the financial position and the results of operations, stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments).

(c) To the Knowledge of the Company, none of the Company SEC Documents are as of the date of this Agreement the subject of ongoing SEC review and as of the date hereof, the Company has not received any comments from the SEC with respect to any of the Company SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting the Company which has not been adequately addressed.

(d) The Company is not a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other Company SEC Documents.

Section 5.7 Internal Controls; Sarbanes-Oxley Act.

(a) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) to the Company’s Knowledge, based on its most recent evaluation prior to the date of this Agreement, has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b) Since December 31, 2022, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received or otherwise obtained Knowledge of any written material complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2022, including any written material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis).

Section 5.8 Absence of Certain Changes. Since January 1, 2025 to the date of this Agreement, no Effects have occurred which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2025, the Company and the Company Subsidiaries have conducted, in all material respects, their respective businesses in the ordinary course consistent with past practice.

Section 5.9 No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the Company Financial Statements or referenced in the footnotes thereto set forth in the Company SEC Documents or Company Disclosure Letter, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the most recent balance sheet included in the Company SEC Documents, (c) for liabilities and obligations incurred in connection with the Transactions, and (d) for liabilities and obligations pursuant to any Company Agreement other than liabilities or obligations due to material breaches thereunder, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.10 Litigation. There is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (each, a “Legal Proceeding”), pending against (or to the Company’s Knowledge, threatened in writing against or naming as a party thereto), the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.11 Benefits.

(a) Section 5.11(a) of the Company Disclosure Letter lists all material Benefit Plans (i) under which any current or former trustee, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (ii) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such trustees, officers, employees or consultants. All such plans, agreements, programs, policies and commitments (whether or not material) are collectively referred to as the “Company Benefit Plans.”

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent true and complete copies of the following, to the extent applicable: (i) the plan document, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion and (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the IRS.

(c) Except as would not reasonably be expected to result in, either individually or in the aggregate, any material liability to the Company and its Subsidiaries, taken as a whole, with respect to each Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Company Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan.

(d) None of the Company and its Subsidiaries has, at any time during the last six (6) years, contributed to or been obligated to contribute to a multiemployer plan or a multiple employer plan (within the meaning of ERISA), and none of the Company and its Subsidiaries has incurred any liability that has not been satisfied to a multiemployer plan or multiple employer plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a multiemployer plan or multiple employer plan.

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan is in compliance with its terms, ERISA, the Code and other applicable Law. With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter has been issued by the IRS with respect to such qualification or a timely application for such determination is now pending or is not yet required to be filed, and (ii) except as would not reasonably be expected to result in a Company Material Adverse Effect, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, all contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(g) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that would reasonably be expected to result in any liability of the Company or any of its Subsidiaries in an amount that would be material to the Company and its Subsidiaries, taken as a whole.

(h) No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(i) The execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) result in any material payment or benefit from the Company or any of its Subsidiaries becoming due, or increase the amount of any payment or benefit due, to any current or former employee of the Company or any of its Subsidiaries, (ii) increase any material benefits otherwise payable under any Company Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits from the Company or any of its Subsidiaries to any current or former employee of the Company or any of its Subsidiaries.

(j) There are no pending, or, to the Knowledge of the Company, threatened, Legal Proceedings against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or as would not reasonably be expected to have a Company Material Adverse Effect.

(k) Neither the Company nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any person for any Taxes set forth under Section 409A or 4999 of the Code (or any similar provision of state, local or foreign law).

Section 5.12 Labor.

(a) No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three (3) years or are now being conducted. Neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or other labor contract. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is currently experiencing, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, classification of service providers as employees and/or independent contractors, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes and (ii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

Section 5.13 Taxes.

(a) The Company and each of its Subsidiaries has timely filed with the appropriate Governmental Entity all material Tax Returns required to be filed, taking into account any valid extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. The Company and each of its Subsidiaries has duly paid (or there has been paid on their behalf) all material Taxes required to be paid by them.

(b) The Company (i) for all taxable years beginning with the taxable year ended December 31, 2018 through its taxable year ended December 31, 2024, has been organized and operated in conformity with the requirements to qualify for taxation as a real estate investment trust within the meaning of Sections 856 through 860 of the Code (a “REIT”); (ii) has operated since January 1, 2025 through the date hereof, and intends to continue to so operate through the Effective Time, in such a manner as to enable the Company to continue to meet the requirements to qualify for taxation as a REIT for the short taxable year that includes the Effective Time; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in its failure to qualify for taxation as a REIT prior to the Effective Time, and no challenge by the IRS or any other Governmental Entity to its status or qualification for taxation as a REIT is pending or, to the Knowledge of the Company, threatened.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there are no current audits, examinations or other proceedings pending with respect to any Taxes of the Company or its Subsidiaries, (ii) the Company and its Subsidiaries have not received a written notice or announcement of any audits or proceedings with respect to Taxes, (iii) no deficiency for Taxes of the Company or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the Company’s Knowledge, threatened, by any Governmental Entity, which deficiency has not yet been settled, and (iv) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency. Neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Section 5.13(d) of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary that is a REIT, a “qualified REIT subsidiary” within in the meaning of Section 856(i)(2) of the Code (a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (a “Taxable REIT Subsidiary”).

(e) Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code. Each Subsidiary of the Company that is a partnership, joint venture, or limited liability company and which has not elected to be a Taxable REIT Subsidiary or a REIT and is not treated as a Qualified REIT Subsidiary has been, since the later of its formation or direct or indirect acquisition by the Company, treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(f) The Company and its Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) There are no Tax Liens upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens.

(h) Since its inception, neither the Company nor any of its Subsidiaries has incurred any liability for material Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code which has not been previously paid.

(i) Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries (other than (I) any agreements or arrangements solely between or among the Company or any of its Subsidiaries or (II) any customary Tax indemnification provisions contained in any commercial agreements entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes), and after the Closing Date neither the Company nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date. Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(k) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute a “plan” or “series of related transactions” (within the meaning of Section 355(a) of the Code) in conjunction with the transactions contemplated by this Agreement.

(m) Since the Company’s initial taxable year as a REIT, neither the Company nor any of its Subsidiaries (other than any Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) attributable to such entity or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code.

(n) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is aware of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.14 Contracts.

(a) Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof, Section 5.14(a) of the Company Disclosure Letter sets forth a list or description of each Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, excluding Benefit Plans (the “Company Agreements”) which, as of the date of this Agreement:

(i) is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii) obligates the Company or any of its Subsidiaries to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $10,000,000 and is not cancelable within ninety (90) days without material penalty to the Company or any of its Subsidiaries, except for any ground lease affecting any Company Property;

(iii) contains any material non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or any of its Subsidiaries, or upon consummation of the Transactions, Parent or its Subsidiaries, or which restricts the conduct of any line of business that is material to the Company and its Subsidiaries, except for any ground lease affecting any Company Property;

(iv) relates to the purchase or sale of logs, chips, timber or third-party timber cutting rights having a value in excess of $10,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract;

(v) relates to the purchase, sale, option or leasing of minerals or mineral rights having a value in excess of $10,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract;

(vi) obligates the Company or its Subsidiaries to generate output from a specified geography or territory in excess of $10,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract;

(vii) includes a forestry right for the Company or its Subsidiaries where such Contract includes a restriction on change of control or transfer that would reasonably be expected to require consent of a third party as a result of the Transactions;

(viii) constitutes Indebtedness (including any guarantee thereof) in an amount, with respect to any such individual item of Indebtedness, in excess of $10,000,000 or any letter of credit or similar instrument, with respect to any individual letter of credit or similar instrument in excess of $10,000,000, issued for the account of the Company or any Company Subsidiary or mortgaging, pledging or otherwise placing a Lien securing obligations in an amount, with respect to the any such individual Lien, in excess of $10,000,000 on any portion of the assets of the Company or any Company Subsidiary, other than any such agreement, indenture, letter of credit or instrument solely between or solely among the Company and wholly owned Company Subsidiaries;

(ix) requires the Company or any of its Subsidiaries to dispose of or acquire assets or properties (other than in connection with a ground lease affecting a Company Property or as may accrue in connection with a breach of any Contract) with a fair market value in excess of $5,000,000, or provides for any pending or contemplated merger, consolidation or similar business combination transaction involving the Company or any of its Subsidiaries, except for any Company Leased Real Property or any ground lease affecting any Company Property;

(x) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(xi) is intended to reduce or eliminate the fluctuations in the prices of commodities;

(xii) relates to a joint venture, partnership, limited liability company or similar arrangement with a third party;

(xiii) constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any of its Subsidiaries in an amount in excess of $5,000,000;

(xiv) relates to the ongoing or scheduled development, construction or capital expenditures, in each case requiring aggregate payments by the Company or any of its Subsidiaries in excess of $10,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract;

(xv) prohibits the payment of dividends or distributions in respect of shares of Company Common Stock or shares of any Company Subsidiary;

(xvi) obligates the Company or its Subsidiaries to purchase goods or services involving consideration in excess of $10,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract (except with respect to purchase of items of inventory in the ordinary course of business consistent with past practice);

(xvii) grants to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Company Property that, individually or in the aggregate, is material to the Company;

(xviii) pursuant to which the Company is lessee of any personal property or real property owned by any other party, for which the annual rental exceeds $5,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract;

(xix) is a collective bargaining agreement; or

(xx) that is a license in respect of any Licensed Company IP or otherwise grants the Company any Intellectual Property Rights that requires annual payments in excess of $1,000,000 in any 12-month period or $5,000,000 in the aggregate over the remaining term of such contract.

(b) Each Contract of the type described above in Section 5.14(a) and in effect on the date of this Agreement, whether or not set forth in Section 5.14(a) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.” As of the date hereof, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract is legal, valid and binding on the Company and each Company Subsidiary that is a party thereto, and is in full force and effect, except as may be limited by the Enforceability Exceptions, (ii) neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and (iii) to the Company’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute a material violation, breach or default under any Company Material Contract. Neither the Company nor any of its Subsidiaries has received notice of any material breach, violation or default under any Company Material Contract, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts.

Section 5.15 Investment Company Act. Neither the Company nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 5.16 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary are in compliance with all Environmental Laws.

(b) The Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(c) Neither the Company nor any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law, or that any Order has been issued against the Company or any of its Subsidiaries under Environmental Law, which remains unresolved.

(d) There is no litigation, investigation, request for information or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Law.

(e) Neither the Company nor any of its Subsidiaries has entered into or agreed to any Order, or is subject to any Order, relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal, cleanup or Release of Hazardous Substances.

(f) Neither the Company nor any of its Subsidiaries has (1) generated, treated, stored, disposed of, arranged for or permitted the disposal of, transported, or Released any Hazardous Substance, or (2) leased, owned, or operated any real property that is or has been contaminated by any Hazardous Substance, in each case that has given or would reasonably be expected to give rise to a liability of the Company or any of its Subsidiaries under any Environmental Law.

(g) Neither the Company nor any of its Subsidiaries has assumed, by contract, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

Section 5.17 Intellectual Property.

(a) Section 5.17(a) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of the Owned Registered Company IP and, to the extent applicable, includes: (i) for each trademark or service mark that is registered or subject to a pending application for registration, the application number or registration number, the jurisdiction of the application or registration, and the date filed or issued; (ii) each domain name registered; and (iii) for each registered copyright, the number and date of registration and the jurisdiction of the registration. Neither the Company nor any of its Subsidiaries own any material issued patents or patent applications.

(b) As of the date of this Agreement, there are no pending disputes regarding any agreement (i) under which the Company or any of its Subsidiaries uses or has the right to use any Licensed Company IP or (ii) under which the Company or any of its Subsidiaries has licensed or otherwise permitted others the right to use any Owned Company IP (such agreements described in clauses (i) and (ii) above, the “Company IP Agreements”) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company or a Company Subsidiary owns or otherwise has all Intellectual Property Rights necessary to conduct the business of the Company as currently conducted except such Intellectual Property Rights that, if not possessed by the Company or a Company Subsidiary, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) To the Knowledge of the Company, the Company and its Subsidiaries own the Owned Company IP free and clear of all Liens, other than Permitted Liens and the Company IP Agreements (that are not exclusive licenses).

(e) (i) The operation of the Company’s and its Subsidiaries’ businesses has not infringed upon or misappropriated, and is not infringing upon or misappropriating, the enforceable Intellectual Property Rights of another Person, and (ii) no action, claim or proceeding alleging infringement, misappropriation, or other violation of any Intellectual Property Right of another Person is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except, in each case, for any such infringement or misappropriation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2022, neither the Company nor any of its Subsidiaries has received any written notice relating to any actual or alleged material infringement, misappropriation, or violation of any Intellectual Property Right of another Person by the Company or any of its Subsidiaries. To the Knowledge of the Company, no Person or any of such Person’s products or services or other operation of such Person’s business is infringing upon or misappropriating any Owned Company IP in any material respect.

(f) Except for such proceedings or actions that, if resolved against the Company or any of its Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Legal Proceedings challenging the scope, ownership, validity or enforceability of the Owned Registered Company IP or, to the Knowledge of the Company, the Licensed Company IP and, since December 31, 2022, no such Legal Proceedings have been threatened in writing against the Company or any of its Subsidiaries.

Section 5.18 Compliance with Laws; Permits.

(a) (i) Each of the Company and the Company Subsidiaries has complied and is in compliance with all Laws which affect the business, properties or assets of the Company and its Subsidiaries, and (ii) no written notice has been received by the Company or any of its Subsidiaries or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries alleging any non-compliance with any such Laws, except in each case above for such non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the Company SEC Documents filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (the “Company Permits”) and all of the Company Permits are valid, and in full force and effect, except, in each case, where the failure by the Company or a Company Subsidiary, as applicable, to possess and maintain any Company Permit in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.19 Properties.

(a) Section 5.19(a) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of the addresses or county assessor’s tax parcel numbers of each material real property owned by the Company or its Subsidiaries (the “Company Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), and except for Permitted Liens, (i) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Company Owned Real Property or any portion thereof or interest therein, and (ii) to the Knowledge of the Company, there are no boundary disputes relating to any Company Owned Real Property and no encroachments adversely affecting the use of any Company Owned Real Property.

(b) Section 5.19(b) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all material leases, subleases, tenancy, licenses (other than for licenses granted in the ordinary course of business consistent with past practice), easements, options, covenants, cutting rights, forestry rights, forestry licenses (other than for licenses granted in the ordinary course of business consistent with past practice) and other subordinate interests granted to the Company or the Company Subsidiaries and the real property leased by the Company or any of the Company Subsidiaries (collectively, the “Company Leased Real Property” and, together with the Company Owned Real Property, and in each case, inclusive of (i) all buildings, structures and other improvements and fixtures located on or under such Company Owned Real Property and/or Company Leased Real Property, (ii) all easements, rights and other appurtenances to such Company Owned Real Property and/or Company Leased Real Property, and subject to any easements, impairments, rights and other appurtenances affecting Company Owned Real Property and/or Company Leased Real Property and (iii) of all improvements and planted timber located on such Company Owned Real Property and/or Company Leased Real Property, the “Company Properties”).

(c) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for Permitted Liens, the Company or a Company Subsidiary has (i) good and valid title to, and marketable and insurable fee simple interest in or a valid leasehold interest in, each of the Company Properties, in each case free and clear of Liens and (ii) good legal and beneficial title to the forestry right to which it is identified as the grantee, and each forestry right is the absolute property of the Company or the Company Subsidiary identified as the grantee of the relevant forestry right. None of the Company or any of its Subsidiaries owns or leases any material real property which is not set forth on Section 5.19(a) or Section 5.19(a) of the Company Disclosure Letter.

(d) Section 5.19(d) of the Company Disclosure Letter sets forth a complete and accurate list of the real property which, as of the date of this Agreement, (i) is under contract by the Company or a Company Subsidiary to be purchased by the Company or a Company Subsidiary that, upon the closing of such purchase, would otherwise have been required to be disclosed under Section 5.19(a) of the Company Disclosure Letter or (ii) is required under a Contract to be leased or subleased by the Company or a Company Subsidiary as a lessee or sublessee after the date of this Agreement that, upon consummating such leasehold interest, would otherwise have been required to be disclosed under Section 5.19(b) of the Company Disclosure Letter. Except as set forth on Section 5.19(d) of the Company Disclosure Letter, there are no material real properties that Company or any of its Subsidiaries is obligated to buy, lease or sublease at some future date.

(e) To the Company’s Knowledge, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(f) Neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, to the Company’s Knowledge, threatened with respect to any of the Company Properties, that would interfere in any material manner with the current use (or with respect to development properties, the future intended use) of the Company Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Company Properties (assuming (other than in connection with development properties) its continued use in the manner it is currently operated), in each case taken as a whole, or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Company Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Company Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(g) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any Subsidiary of the Company has received written notice to the effect that there are any condemnation proceedings that are pending or, to the Knowledge of the Company, threatened in writing with respect to any material portion of any of the Company Properties.

(h) True and complete copies in all material respects of all material ground leases affecting the interest of the Company or any of its Subsidiaries in the Company Properties have been made available to Parent.

(i) To the extent the Company or any Company Subsidiary, as applicable, has title insurance policies or valid marked-up title commitments evidencing title insurance on any Company Properties (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”), no written claim has been made against any such Company Title Insurance Policy, which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(j) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), neither the Company nor any Company Subsidiary has taken any action which would disqualify portions of any Company Property now assessed for ad valorem Taxes on the basis of farm, forest or open space for continued assessment as farm, forest or open space lands.

(k) Except for loan documents entered into in the ordinary course of business, there are no agreements which restrict the Company or any Subsidiary of the Company from transferring any of the Company Properties, and none of such Company Properties is subject to any restriction on the sale or other disposition thereof or on the financing or release of financing thereon, except, in each case, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(l) The Company and its Subsidiaries (A) have not received written notice of any structural defects, or violation of law, relating to any Company Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) have not received written notice of any physical damage to any Company Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.20 Information in the Form S-4 and Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and the shareholders of Parent, at the time of the Company Stockholder Meeting and Parent Shareholder Meeting, and at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties contained in this Section 5.20 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 5.21 Opinion of Financial Advisor. The Company Board has received the written opinion of the Company Financial Advisor (the “Company Financial Advisor Opinion”) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than Cancelled Shares), and such Company Financial Advisor Opinion has not been withdrawn, revoked or modified as of the date of this Agreement. The Company shall, promptly following receipt of such Company Financial Advisor Opinion, furnish an accurate and complete copy thereof to Parent solely for informational purposes, it being understood and agreed that such Company Financial Advisor Opinion is for the benefit of the Company Board and may not be relied upon by Parent or any other Person for any purpose.

Section 5.22 Insurance. The Company and its Subsidiaries are either self-insured or have policies of insurance that afford coverage (to the extent set forth in the policies) to the Company, its Subsidiaries and/or any of their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, in each case in such amounts and with respect to such risks and losses, which the Company reasonably believes are adequate in all material respects for the operation of its business. All such insurance policies are in full effect, no written notice of cancellation has been received by the Company or any of its Subsidiaries under such policies, and there is no existing default or event which, with the giving of notice or lapse of time or both, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.23 Related Party Transactions. Except as set forth in Section 5.23 of the Company Disclosure Letter or in Company SEC Documents made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2023 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.24 Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisor), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 5.25 Takeover Statutes. Subject to the receipt of the Company Stockholder Approval, the Company has taken such actions and votes as are necessary on its part to render the provisions of any takeover Laws, including any “fair price,” “moratorium” or “control share acquisition” or similar Laws (the “Takeover Statutes”) or any similar provisions in the Company Governing Documents, inapplicable to this Agreement and the Transactions, including the Merger.

Section 5.26 Required Vote. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of equity interests of the Company necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

Section 5.27 Ownership of Parent Common Shares. Neither the Company nor any of its Subsidiaries beneficially owns, or has beneficially owned at any time within the past three (3) years, directly or indirectly, any Parent Common Shares or other securities convertible into, exchangeable for or exercisable for Parent Common Shares or any securities of any Parent Subsidiary and neither the Company nor any of its Subsidiaries has any rights to acquire any Parent Common Shares except pursuant to this Agreement.

Section 5.28 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. The Company has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of Parent and Parent’s Subsidiaries and acknowledges that the Company has been provided access to personnel, properties, premises and records of Parent and Parent’s Subsidiaries for such purposes. In entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, any of its Subsidiaries, or any of their respective Affiliates, shareholders, controlling persons, trustees or Parent representatives that are not expressly set forth in Article VI of this Agreement, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article VI of this Agreement, (a) neither Parent nor Merger Sub makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of an express representation or warranty set forth in Article VI of this Agreement.

Section 5.29 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of the Company or any of its Subsidiaries.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as otherwise disclosed in (a) the Parent SEC Documents publicly filed with or furnished on or after January 1, 2020 until two (2) Business Days prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (in each case, other than any description of historical facts or events included therein)), and provided that nothing set forth or disclosed in any such Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 6.1 (Organization and Qualification; Subsidiaries), Section 6.2 (Capitalization), Section 6.21 (Opinion of Financial Advisor), Section 6.24 (Brokers; Expenses), Section 6.25 (Takeover Statutes) and Section 6.26 (Required Vote), or (b) the confidential disclosure letter delivered by the Parent and Merger Sub to the Company concurrently with this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

Section 6.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of North Carolina and has the requisite power and authority to own and conduct its business as now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to conduct its business as now being conducted. Each Parent Subsidiary is duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of organization and has the requisite power and authority to own and conduct its business as now being conducted. Parent and each Parent Subsidiary is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has delivered to or made available to the Company, prior to the execution of this Agreement, true and complete copies of the Parent Governing Documents and the Parent Partnership Agreement. Each of the Parent Governing Documents is in full force and effect, and Parent is not in violation of any of the provisions of such documents.

(b) Section 6.1(b) of the Parent Disclosure Letter sets forth a true and complete list of the Subsidiaries of Parent (each, a “Parent Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Parent Subsidiary. Each Parent Subsidiary is in compliance with the terms of its constituent organizational or governing documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.2 Capitalization.

(a) The authorized capitalization of Parent consists of (i) 480,000,000 Parent Common Shares and (ii) 15,000,000 preferred shares, no par value (the “Parent Preferred Shares”). At the close of business on the Measurement Date, there were (A) 153,902,024 Parent Common Shares issued and outstanding (of which 0 are Parent Restricted Shares), (B) no Parent Preferred Shares issued or outstanding, (C) 491,884 Parent Common Shares underlying outstanding Parent RSU Awards, (D) 503,224 Parent Common Shares underlying outstanding Parent PSU Awards, assuming achievement of applicable performance goals at the target level (and 880,642 Parent Common Shares assuming achievement of applicable performance goals at the maximum level) and (E) 1,742,337 Parent Common Shares issuable upon the redemption or exchange of Parent OP Units.

(b) All of the outstanding Parent Common Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding Parent Common Shares were issued in compliance with all applicable Laws concerning the issuance of securities. Except as set forth in the Parent Partnership Agreement or in this Section 6.2 and except for changes since the Measurement Date resulting from the issuance of Parent Common Shares pursuant to the Parent Partnership Agreement or Parent Equity Awards outstanding on the Measurement Date in accordance with their present terms or as expressly permitted by Section 7.2(b)(xx), there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital shares of Parent, obligating Parent or the Parent Partnership to issue, transfer or sell or cause to be issued, transferred or sold any shares of, or other equity interest in, Parent or the Parent Partnership or securities convertible into or exchangeable for such shares or equity interests, or obligating Parent or the Parent Partnership to grant, extend or enter into any such option, warrant, call, subscription or other similar right, agreement, arrangement or commitment (collectively, “Parent Equity Interests”) or (y) outstanding obligations of Parent or the Parent Partnership to repurchase, redeem or otherwise acquire any Parent Common Shares or any shares of, or other Parent Equity Interests in, Parent or the Parent Partnership, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in Parent or the Parent Partnership.

(c) There are no voting trusts, proxies or other similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of Parent Common Shares or any shares of, or other equity interest, of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares or other Parent Equity Interests. There are no bonds, debentures or notes issued by Parent or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of Parent on any matters related to Parent.

(d) Parent or another Parent Subsidiary owns, directly or indirectly, all of the issued and outstanding shares or other Parent Equity Interests of each of the Parent Subsidiaries, free and clear of any Liens (other than limitations on transfer and other restrictions imposed by federal or state securities Laws), and all such shares or other Parent Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(e) All dividends or other distributions on Parent Common Shares and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(f) No Parent Common Shares are owned by any Parent Subsidiary.

(g) Parent is the sole general partner of the Parent Partnership. As of the close of business on the Measurement Date, Parent owned 153,902,024 Parent OP Units, constituting 98.9% of the Parent OP Units, and the Outside Limited Partners (as defined in the Parent Partnership Agreement) owned in the aggregate 1,742,337 Parent OP Units, constituting 1.1% of the Parent OP Units. Except as set forth in the preceding sentence, as of the Measurement Date, there are no outstanding equity interests of the Parent Partnership. The partnership interests owned by Parent and, to Parent’s Knowledge, the partnership interests owned by the Parent Partnership’s limited partners, are subject only to the restrictions on transfer set forth in the Parent Partnership Agreement and those imposed by applicable securities laws. All of the outstanding Parent OP Units have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding Parent OP Units were issued in compliance with all applicable Laws concerning the issuance of securities. As of the close of business on the Measurement Date, the “Adjustment Factor” (as defined in the Parent Partnership Agreement) is 1.00.

(h) Parent (directly or indirectly) owns beneficially and of record all of the outstanding limited liability interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 6.3 Authorization; Validity of Agreement; Parent Action. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and, in the case of Parent, subject to receipt of the Parent Shareholder Approval, to consummate the Merger and the other Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by it of the Merger and the other Transactions, have been duly and validly authorized by the Parent Board (in the case of Parent) and the manager of Merger Sub (in the case of Merger Sub), and no other corporate or limited liability company action on the part of Parent or Merger Sub, pursuant to the LLC Act or the DGCL or otherwise, is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to receipt of the Parent Shareholder Approval and the filing of the Certificate of Merger with, and acceptance for record by, the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 6.4 Board Approval. The Parent Board, at a duly held meeting, has unanimously (i) determined and declared that this Agreement and the Transactions, including the Merger and the issuance of Parent Common Shares in connection therewith, are fair to, advisable and in the best interests of Parent and its shareholders, (ii) approved and deemed advisable the execution and delivery of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Transactions, including the Merger, (iii) directed that the issuance of Parent Common Shares in connection with the Merger be submitted for consideration at a meeting of Parent’s shareholders and (iv) resolved to recommend that Parent’s shareholders vote in favor of the approval of the issuance of Parent Common Shares in connection with the Merger and to include such recommendation in the Joint Proxy Statement.

Section 6.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent, the consummation by Parent of the Merger or any other Transaction or compliance by Parent with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Parent Governing Documents or the comparable organizational or governing documents of any Parent Subsidiary, (b) require any filing by Parent or any Parent Subsidiary with, or the obtaining of any permit, authorization, clearance, consent or approval of, any Governmental Entity, except for (i) the applicable requirements of the HSR Act and any other Antitrust Law, (ii) compliance with any applicable requirements of the Exchange Act, (iii) any filings as may be required under the LLC Act, the North Carolina Business Corporations Act and the DGCL in connection with the Merger, (iv) such filings with the SEC as may be required to be made by Parent in connection with this Agreement and the Merger, including the Joint Proxy Statement and the Form S-4, (v) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Merger, (vi) such filings as may be required in connection with state and local transfer Taxes, and (vii) any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder, (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Parent Material Contract, or (d) violate any Order or Law applicable to Parent, any Parent Subsidiary or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) above where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, impositions, breaches or defaults (I) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (II) would not prevent or materially impair Parent’s ability to consummate the Merger prior to the Outside Date.

Section 6.6 Parent SEC Documents and Financial Statements.

(a) Parent has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed with or furnished (as applicable) to the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2022 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) (such documents and any other documents filed by Parent with the SEC, as have been amended since the time of their filing, collectively, the “Parent SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent Parent SEC Document, the Parent SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. As of the date of this Agreement, no Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) All of the audited financial statements for and including the fiscal years ended December 31, 2022, 2023 and 2024, and unaudited interim financial statements for the fiscal quarters ended March 31, 2025 and June 30, 2025, and any other interim period in the fiscal year to end December 31, 2025, included in the Parent SEC Documents (including the related notes and schedules thereto) (collectively, the “Parent Financial Statements”), (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects, the financial position and the results of operations, shareholders’ equity and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments).

(c) To the Knowledge of Parent, none of the Parent SEC Documents are as of the date of this Agreement the subject of ongoing SEC review and as of the date hereof, Parent has not received any comments from the SEC with respect to any of Parent SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting Parent which has not been adequately addressed.

(d) Parent is not a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in Parent’s published financial statements or other Parent SEC Documents.

Section 6.7 Internal Controls; Sarbanes-Oxley Act.

(a) Parent has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and (ii) to Parent’s Knowledge, based on its most recent evaluation prior to the date of this Agreement, has disclosed to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(b) Since December 31, 2022, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any Representative of Parent or any of its Subsidiaries has received or otherwise obtained Knowledge of any written material complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2022, including any written material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis).

Section 6.8 Absence of Certain Changes. Since January 1, 2025 to the date of this Agreement no Effects have occurred which have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2025, Parent and the Parent Subsidiaries have conducted, in all material respects, their respective businesses in the ordinary course consistent with past practice.

Section 6.9 No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the Parent Financial Statements or referenced in the footnotes thereto set forth in the Parent SEC Documents or Parent Disclosure Letter, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the most recent balance sheet included in the Parent SEC Documents, (c) for liabilities and obligations incurred in connection with the Transactions, and (d) for liabilities and obligations pursuant to any Parent Agreement other than liabilities or obligations due to material breaches thereunder, neither Parent nor any of its Subsidiaries has incurred any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.10 Litigation. There is no Legal Proceeding, pending against (or to Parent’s Knowledge, threatened in writing against or naming as a party thereto), Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.11 Benefits.

(a) Section 6.11(a) of the Parent Disclosure Letter lists all material Benefit Plans (i) under which any current or former trustee, officer, employee or consultant of Parent or any of its Subsidiaries has any right to benefits and (ii) which are maintained, sponsored or contributed to by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries makes or is required to make contributions with respect to such trustees, officers, employees or consultants. All such plans, agreements, programs, policies and commitments (whether or not material) are collectively referred to as the “Parent Benefit Plans.”

(b) With respect to each material Parent Benefit Plan, Parent has made available to the Company true and complete copies of the following, to the extent applicable: (i) the plan document, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion and (v) if the Parent Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the IRS.

(c) Except as would not reasonably be expected to result in, either individually or in the aggregate, any material liability to Parent and its Subsidiaries, taken as a whole, with respect to each Parent Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Parent Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Parent Benefit Plan’s actuary with respect to such Parent Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Parent Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Parent or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan.

(d) None of Parent and its Subsidiaries has, at any time during the last six (6) years, contributed to or been obligated to contribute to a multiemployer plan or a multiple employer plan (within the meaning of ERISA), and none of Parent and its Subsidiaries has incurred any liability that has not been satisfied to a multiemployer plan or multiple employer plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a multiemployer plan or multiple employer plan.

(e) Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan is in compliance with its terms, ERISA, the Code and other applicable Law. With respect to each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter has been issued by the IRS with respect to such qualification or a timely application for such determination is now pending or is not yet required to be filed and (ii) except as would not reasonably be expected to result in a Parent Material Adverse Effect, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, all contributions required to be made to any Parent Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent.

(g) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Parent’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against Parent Benefit Plans, any fiduciaries thereof with respect to their duties to Parent Benefit Plans or the assets of any of the trusts under any of Parent Benefit Plans that would reasonably be expected to result in any liability of Parent or any of its Subsidiaries in an amount that would be material to Parent and its Subsidiaries, taken as a whole.

(h) Except as set forth on Schedule 6.11(h), no Parent Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of Parent or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(i) The execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) result in any material payment or benefit from Parent or any of its Subsidiaries becoming due, or increase the amount of any payment or benefit due, to any current or former employee of Parent or any of its Subsidiaries, (ii) increase any material benefits otherwise payable under any Parent Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits from Parent or any of its Subsidiaries to any current or former employee of Parent or any of its Subsidiaries.

(j) There are no pending, or, to the Knowledge of Parent, threatened, Legal Proceedings against any Parent Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or as would not reasonably be expected to have a Parent Material Adverse Effect.

(k) Neither Parent nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any person for any Taxes set forth under Section 409A or 4999 of the Code (or any similar provision of state, local or foreign law).

Section 6.12 Labor.

(a) Except as set forth on Schedule 6.12(a), no employee of Parent or any of its Subsidiaries is represented by a union and, to the Knowledge of Parent, no union organizing efforts have been conducted within the last three (3) years or are now being conducted. Neither Parent nor any of its Subsidiaries is a party to any material collective bargaining agreement or other labor contract. Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is currently experiencing, or, to the Knowledge of Parent, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, classification of service providers as employees and/or independent contractors, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes and (ii) neither Parent nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

Section 6.13 Taxes.

(a) Parent and each of its Subsidiaries has timely filed with the appropriate Governmental Entity all material Tax Returns required to be filed, taking into account any valid extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Parent and each of its Subsidiaries has duly paid (or there has been paid on their behalf) all material Taxes required to be paid by them.

(b) Parent (i) for all taxable years beginning with its taxable year ended December 31, 2018, through its taxable year ended December 31, 2024, has been organized and operated in conformity with the requirements to qualify for taxation as a REIT; (ii) has operated since January 1, 2025 through the date hereof, and intends to continue to so operate, in such a manner as to enable Parent to continue to meet the requirements to qualify for taxation as a REIT for its taxable year ending December 31, 2025 and thereafter; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in its failure to qualify for taxation as a REIT prior to the Effective Time, and no challenge by the IRS or any other Governmental Entity to its status or qualification for taxation as a REIT is pending or, to the Knowledge of Parent, threatened.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) there are no current audits, examinations or other proceedings pending with respect to any Taxes of Parent or its Subsidiaries, (ii) Parent and its Subsidiaries have not received a written notice or announcement of any audits or proceedings with respect to Taxes, (iii) no deficiency for Taxes of Parent or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to Parent’s Knowledge, threatened, by any Governmental Entity, which deficiency has not yet been settled, and

(iv) neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency. Neither Parent nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Section 6.13(d) of the Parent Disclosure Letter sets forth a true and complete list of each Parent Subsidiary that is a REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(e) Neither Parent nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code. Each Subsidiary of Parent that is a partnership, joint venture, or limited liability company and which has not elected to be a Taxable REIT Subsidiary or a REIT and is not treated as a Qualified REIT Subsidiary has been, since the later of its formation or direct or indirect acquisition by Parent, treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(f) Parent and its Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) There are no Tax Liens upon any property or assets of Parent or any of its Subsidiaries except for Permitted Liens.

(h) Since its inception, neither of Parent nor any of its Subsidiaries has incurred any liability for material Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code which has not been previously paid.

(i) Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any of its Subsidiaries (other than (I) any agreements or arrangements solely between or among Parent or any of its Subsidiaries or (II) any customary Tax indemnification provisions contained in any commercial agreements entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes), and after the Closing Date neither Parent nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date. Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was Parent or any of its Subsidiaries) or (B) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(k) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute a “plan” or “series of related transactions” (within the meaning of Section 355(a) of the Code) in conjunction with the transactions contemplated by this Agreement.

(m) Since Parent’s initial taxable year as a REIT, neither Parent nor any of its Subsidiaries (other than any Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) attributable to such entity or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code.

(n) As of the date of this Agreement, neither Parent nor any of its Subsidiaries is aware of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(o) Merger Sub is, since its formation has been, and at the Effective Time will be, properly treated as a disregarded entity of Parent for U.S. federal income tax purposes.

Section 6.14 Contracts.

(a) Except as filed as exhibits to the Parent SEC Documents filed prior to the date hereof, Section 6.14(a) of the Parent Disclosure Letter sets forth a list or description of each Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, excluding Benefit Plans, (the “Parent Agreements”) which, as of the date of this Agreement:

(i) is required to be filed as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii) obligates Parent or any of its Subsidiaries to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $10,000,000 and is not cancelable within ninety (90) days without material penalty to Parent or any of its Subsidiaries, except for ground lease affecting any Parent Property;

(iii) contains any material non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Parent or any of its Subsidiaries, or upon consummation of the Transactions, the Company or its Subsidiaries, or which restricts the conduct of any line of business that is material to Parent and its Subsidiaries, except for any ground lease affecting any Parent Property;

(iv) relates to the purchase or sale of logs, chips, timber or third-party timber cutting rights having a value in excess of $10,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract;

(v) relates to the purchase, sale, option or leasing of minerals or mineral rights having a value in excess of $10,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract;

(vi) obligates Parent or its Subsidiaries to generate output from a specified geography or territory in excess of $10,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract;

(vii) includes a forestry right for Parent or its Subsidiaries where such Contract includes a restriction on change of control or transfer that would reasonably be expected to require consent of a third party as a result of the Transactions;

(viii) constitutes Indebtedness (including any guarantee thereof) in an amount, with respect to any such individual item of Indebtedness, in excess of $10,000,000 or any letter of credit or similar instrument, with respect to any individual letter of credit or similar instrument in excess of $10,000,000, issued for the account of Parent or any Parent Subsidiary or mortgaging, pledging or otherwise placing a Lien securing obligations in an amount, with respect to any such individual Lien, in excess of $10,000,000 on any portion of the assets of Parent or any Parent Subsidiary, other than any such agreement, indenture, letter of credit or instrument solely between or solely among Parent, the Parent Partnership and wholly owned Parent Subsidiaries;

(ix) requires Parent or any of its Subsidiaries to dispose of or acquire assets or properties (other than in connection with a ground lease affecting a Parent Property or as may accrue in connection with a breach of any Contract) with a fair market value in excess of $5,000,000, or provides for any pending or contemplated merger, consolidation or similar business combination transaction involving Parent or any of its Subsidiaries, except for any Parent Leased Real Property or any ground lease affecting any Parent Property;

(x) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(xi) is intended to reduce or eliminate the fluctuations in the prices of commodities;

(xii) relates to a joint venture, partnership, limited liability company or similar arrangement with a third party;

(xiii) constitutes a loan to any Person (other than the Parent Partnership or a wholly owned Parent Subsidiary) by Parent or any of its Subsidiaries in an amount in excess of $5,000,000;

(xiv) relates to the ongoing or scheduled development, construction or capital expenditures, in each case requiring aggregate payments by Parent or any of its Subsidiaries in excess of $10,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract;

(xv) prohibits the payment of dividends or distributions in respect of Parent Common Shares or shares of any Parent Subsidiary;

(xvi) obligates Parent or its Subsidiaries to purchase goods or services involving consideration in excess of $10,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract (except with respect to purchase of items of inventory in the ordinary course of business consistent with past practice);

(xvii) grants to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Parent Property that, individually or in the aggregate, is material to Parent;

(xviii) pursuant to which Parent is lessee of any personal property or real property owned by any other party, for which the annual rental exceeds $5,000,000 in any 12-month period or $10,000,000 in the aggregate over the remaining term of such contract;

(xix) is a collective bargaining agreement; or

(xx) that is a license in respect of any Licensed Parent IP or otherwise grants Parent any Intellectual Property Rights that requires annual payments in excess of $1,000,000 in any 12-month period or $5,000,000 in the aggregate over the remaining term of such contract.

(b) Each Contract of the type described above in Section 6.14(a) and in effect on the date of this Agreement, whether or not set forth in Section 6.14(a) of the Parent Disclosure Letter, is referred to herein as a “Parent Material Contract.” As of the date hereof, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Material Contract is legal, valid and binding on Parent and each Parent Subsidiary that is a party thereto, and is in full force and effect, except as may be limited by the Enforceability Exceptions, (ii) neither Parent nor any of its Subsidiaries, nor, to Parent’s Knowledge, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and (iii) to Parent’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute a material violation, breach or default under any Parent Material Contract. Neither Parent nor any of its Subsidiaries has received notice of any material breach, violation or default under any Parent Material Contract, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent has delivered or made available to the Company or provided to the Company for review, prior to the execution of this Agreement, true and complete copies of all of the Parent Material Contracts.

Section 6.15 Investment Company Act. Neither Parent nor any of its Subsidiaries is, or as of immediately prior to the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 6.16 Environmental Matters.

Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and each Parent Subsidiary are in compliance with all Environmental Laws.

(b) Parent and each Parent Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(c) Neither Parent nor any of its Subsidiaries has received any written notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or that any Order has been issued against Parent or any of its Subsidiaries under Environmental Law, which remains unresolved.

(d) There is no litigation, investigation, request for information or other proceeding pending or, to the Knowledge of the Parent, threatened against Parent or any of its Subsidiaries under any Environmental Law.

(e) Neither Parent nor any of its Subsidiaries has entered into or agreed to any Order, or is subject to any Order, relating to compliance with Environmental Laws, Environmental Permits or the Release, investigation, sampling, monitoring, treatment, remediation, removal, cleanup or Release of Hazardous Substances.

(f) Neither the Parent nor any of its Subsidiaries has (1) generated, treated, stored, disposed of, arranged for or permitted the disposal of, transported, or Released any Hazardous Substance, or (2) leased, owned, or operated any real property that is or has been contaminated by any Hazardous Substance, in each case that has given or would reasonably be expected to give rise to a liability of the Parent or any of its Subsidiaries under any Environmental Law.

(g) Neither Parent nor any of its Subsidiaries has assumed, by contract, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

Section 6.17 Intellectual Property.

(a) Section 6.17(a) of the Parent Disclosure Letter sets forth a list, as of the date of this Agreement, of the Owned Registered Parent IP, and, to the extent applicable, includes: (i) for each trademark or service mark that is registered or subject to a pending application for registration, the application number or registration number, the jurisdiction of the application or registration, and the date filed or issued; (ii) each domain name registered; and (iii) for each registered copyright, the number and date of registration and the jurisdiction of the registration. Neither Parent nor any of its Subsidiaries own any material issued patents or patent applications.

(b) As of the date of this Agreement, there are no pending disputes regarding any agreement (i) under which Parent or any of its Subsidiaries uses or has the right to use any Licensed Parent IP or (ii) under which Parent or any of its Subsidiaries has licensed or otherwise permitted others the right to use any Owned Parent IP (such agreements described in clauses (i) and (ii) above, the “Parent IP Agreements”) that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent or a Parent Subsidiary owns or otherwise has all Intellectual Property Rights necessary to conduct the business of Parent as currently conducted except such Intellectual Property Rights that, if not possessed by Parent or a Parent Subsidiary, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent and its Subsidiaries own the Owned Parent IP free and clear of all Liens, other than Permitted Liens and the Parent IP Agreements (that are not exclusive licenses).

(e) (i) The operation of Parent’s and its Subsidiaries’ businesses has not infringed upon or misappropriated, and is not infringing upon or misappropriating, the Intellectual Property Rights of another Person, and (ii) no action, claim or proceeding alleging infringement, misappropriation, or other violation of any Intellectual Property Right of another Person is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except, in each case, for any such infringement or misappropriation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since December 31, 2022, neither Parent nor any of its Subsidiaries has received any written notice relating to any actual or alleged material infringement, misappropriation, or violation of any Intellectual Property Right of another Person by Parent or any of its Subsidiaries. To the Knowledge of Parent, no Person or any of such Person’s products or services or other operation of such Person’s business is infringing upon or misappropriating any Owned Parent IP in any material respect.

(f) Except for such proceedings or actions that, if resolved against Parent or any of its Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Legal Proceedings challenging the scope, ownership, validity or enforceability of the Owned Registered Parent IP or, to the Knowledge of Parent, the Licensed Parent IP and, since December 31, 2022, no such Legal Proceedings have been threatened in writing against Parent or any of its Subsidiaries.

Section 6.18 Compliance with Laws; Permits.

(a) (i) Each of Parent and the Parent Subsidiaries has complied and is in compliance with all Laws which affect the business, properties or assets of Parent and its Subsidiaries, and (ii) no written notice has been received by Parent or any of its Subsidiaries or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries alleging any non-compliance with any such Laws, except in each case above for such non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for Parent and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the Parent SEC Documents filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (the “Parent Permits”) and all of the Parent Permits are valid, and in full force and effect, except, in each case, where the failure by Parent or a Parent Subsidiary, as applicable, to possess and maintain any Parent Permit in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.19 Properties.

(a) Section 6.19(a) of the Parent Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of the addresses or county assessor’s tax parcel numbers of each real material property owned by Parent or its Subsidiaries (the “Parent Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries (taken as a whole), and except for Permitted Liens, (i) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Parent Owned Real Property or any portion thereof or interest therein, and (ii) to the Knowledge of Parent, there are no boundary disputes relating to any Parent Owned Real Property and no encroachments adversely affecting the use of any Parent Owned Real Property.

(b) Section 6.19(b) of the Parent Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all material leases, subleases, tenancy, licenses (other than for licenses granted in the ordinary course of business consistent with past practice), easements, options, covenants, cutting rights, forestry rights, forestry licenses (other than for licenses granted in the ordinary course of business consistent with past practice) and other subordinate interests granted to Parent or its Subsidiaries and the real property leased by Parent or any of the Parent Subsidiaries (collectively, the “Parent Leased Real Property” and, together with the Parent Owned Real Property, and in each case, inclusive of (i) all buildings, structures and other improvements and fixtures located on or under such Parent Owned Real Property and/or Parent Leased Real Property, (ii) all easements, rights and other appurtenances to such Parent Owned Real Property and/or Parent Leased Real Property, and subject to any easements, impairments, rights and other appurtenances affecting Parent Owned Real Property and/or Parent Leased Real Property and (iii) of all improvements and planted timber located on such Parent Owned Real Property and/or Parent Leased Real Property, the “Parent Properties”).

(c) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for Permitted Liens, Parent or a Parent Subsidiary has (i) good and valid title to, and marketable and insurable fee simple interest in or a valid leasehold interest in, each of the Parent Properties, in each case free and clear of Liens and (ii) good legal and beneficial title to the forestry right to which it is identified as the grantee, and each forestry right is the absolute property of Parent or the Parent Subsidiary identified as the grantee of the relevant forestry right. None of Parent or any of its Subsidiaries owns or leases any material real property which is not set forth on Section 6.19(a) or Section 6.19(b) of the Parent Disclosure Letter.

(d) Section 6.19(d) of the Parent Disclosure Letter sets forth a complete and accurate list of the real property which, as of the date of this Agreement, (i) is under contract by Parent or a Parent Subsidiary to be purchased by Parent or a Parent Subsidiary that, upon the closing of such purchase, would otherwise have been required to be disclosed under Section 6.19(a) of the Parent Disclosure Letter or (ii) is required under a Contract to be leased or subleased by Parent or a Parent Subsidiary as a lessee or sublessee after the date of this Agreement that, upon consummating such leasehold interest, would otherwise have been required to be disclosed under Section 6.19(b) of the Parent Disclosure Letter. Except as set forth on Section 6.19(d) of the Parent Disclosure Letter, there are no material real properties that Parent or any of its Subsidiaries is obligated to buy, lease or sublease at some future date.

(e) To Parent’s Knowledge, each of the Parent Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(f) Neither Parent nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, to Parent’s Knowledge, threatened with respect to any of the Parent Properties, that would interfere in any material manner with the current use (or with respect to development properties, the future intended use) of the Parent Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Parent Properties (assuming (other than in connection with development properties) its continued use in the manner it is currently operated), in each case taken as a whole, or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Parent Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Parent Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect.

(g) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent nor any Subsidiary of Parent has received written notice to the effect that there are any condemnation proceedings that are pending or, to the Knowledge of Parent, threatened in writing with respect to any material portion of any of the Parent Properties.

(h) True and complete copies in all material respects of all material ground leases affecting the interest of Parent or any of its Subsidiaries in the Parent Properties have been made available to the Company.

(i) To the extent Parent or any Parent Subsidiary, as applicable, has title insurance policies or valid marked-up title commitments evidencing title insurance with respect to any Parent Properties (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”), no written claim has been made against any such Parent Title Insurance Policy, which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(j) Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries (taken as a whole), neither Parent nor any Parent Subsidiary has taken any action which would disqualify portions of any Parent Property now assessed for ad valorem Taxes on the basis of farm, forest or open space for continued assessment as farm, forest or open space lands.

(k) Except for loan documents entered into in the ordinary course of business, there are no agreements which restrict the Parent or any Subsidiary of the Parent from transferring any of the Parent Properties, and none of such Parent Properties is subject to any restriction on the sale or other disposition thereof or on the financing or release of financing thereon, except, in each case, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(l) Parent and its Subsidiaries (A) have not received written notice of any structural defects, or violation of law, relating to any Parent Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (B) have not received written notice of any physical damage to any Parent Property which would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.20 Information in the Form S-4 and Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the shareholders of Parent and the stockholders of the Company at the time of the Parent Shareholder Meeting and Company Stockholder Meeting, and at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties contained in this Section 6.20 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 6.21 Opinion of Financial Advisor. The Parent Board has received the opinion of the Parent Financial Advisor (the “Parent Financial Advisor Opinion”) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent, and such Parent Financial Advisor Opinion has not been withdrawn, revoked or modified as of the date of this Agreement. Parent shall, promptly following the date of this Agreement and receipt of such Parent Financial Advisor Opinion, furnish an accurate and complete copy thereof to the Company solely for informational purposes, it being understood and agreed that such Parent Financial Advisor Opinion is for the benefit of the Parent Board and may not be relied upon by the Company or any other Person for any purpose.

Section 6.22 Insurance. Parent and its Subsidiaries are either self-insured or have policies of insurance that afford coverage (to the extent set forth in the policies) to Parent, its Subsidiaries and/or any of their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, in each case in such amounts and with respect to such risks and losses, which Parent reasonably believes are adequate in all material respects for the operation of its business. All such insurance policies are in full effect, no written notice of cancellation has been received by Parent or any of its Subsidiaries under such policies, and there is no existing default or event which, with the giving of notice or lapse of time or both, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.23 Related Party Transactions. Except as set forth in Section 6.23 of the Parent Disclosure Letter or in Parent SEC Documents made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2023 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 6.24 Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Parent Financial Advisor), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Subsidiaries.

Section 6.25 Takeover Statutes. Subject to the receipt of the Parent Shareholder Approval, Parent has taken such actions and votes as are necessary on its part to render the provisions of any Takeover Statutes, or any similar provisions of the Parent Governing Documents, inapplicable to this Agreement and the Transactions, including the Merger.

Section 6.26 Required Vote. The affirmative vote of the holders of a majority of the Parent Common Shares cast at the Parent Shareholder Meeting is the only vote of the holders of any class or series of equity interests of Parent necessary to approve and adopt this Agreement, the Merger, and the issuance of Parent Common Shares in connection with the Merger.

Section 6.27 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries beneficially owns, or has beneficially owned at any time within the past three (3) years, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement.

Section 6.28 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property Rights, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided access to personnel, properties, premises and records of the Company and its Subsidiaries for such purposes. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its independent investigation and analysis of the Company and its Subsidiaries, and each of Parent and Merger Sub acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of its Subsidiaries, or any of their respective Affiliates, shareholders, controlling persons, trustees or Company representatives that are not expressly set forth in Article V of this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article V of this Agreement, (a) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of an express representation or warranty set forth in Article V of this Agreement.

Section 6.29 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article VI, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company in connection with the Transactions. Parent hereby disclaims any other express or implied representations or warranties. Parent is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of Parent or any of its Subsidiaries.

ARTICLE VII

CONDUCT OF BUSINESS PENDING THE MERGER

Section 7.1 Conduct of Business by the Company Pending the Closing.

(a) During the period from the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 10.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as otherwise expressly required or expressly permitted by this Agreement or (iii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to (A) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, (B) maintain its and their material assets and properties in their current condition (normal wear and tear excepted), (C) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (D) keep available the services of their present officers, and (E) preserve the Company’s status as a REIT within the meaning of the Code.

(b) Without limiting the generality of Section 7.1, during the Interim Period, except (1) to the extent required by Law, (2) as otherwise expressly required or expressly permitted by this Agreement or (3) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not and shall cause its Subsidiaries, not to:

(i) (a) amend (1) the Company Charter or Company Bylaws or (2) any equivalent organizational or governing documents of any Company Subsidiary, solely in the case of clause (2), in any non-de minimis respect or (b) waive any provision of Article VI of the Company Charter;

(ii) split, combine, subdivide or reclassify any shares of capital stock, units or other equity securities or ownership interests of the Company or any of its Subsidiaries;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any of its Subsidiaries or other equity securities or ownership interests in the Company or any of its Subsidiaries, except for (A) the authorization and payment by the Company of dividends, payable quarterly in accordance with past practice for the period up to the Closing Date at a rate not to exceed a quarterly rate of $0.45 per share of Company Common Stock in accordance with Section 7.7, (B) the authorization and payment by the Company of any REIT Distribution in accordance with Section 7.6, and (C) the authorization and payment of dividends or other distributions to the Company by any directly or indirectly wholly owned Company Subsidiary;

(iv) except as required by a Company Benefit Plan, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Company Equity Interests, except from holders of (i) Company Equity Awards in full or partial payment of any purchase price or any applicable Taxes payable by such holder upon the lapse of restrictions on, or settlement of, such Company Equity Awards and (ii) fractional interests of Company Equity Interests solely with respect to the fractional interests;

(v) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary, (B) acquisitions pursuant to existing purchase rights or options set forth on Section 7.1(b)(v) of the Company Disclosure Letter, or (C) acquisitions (i) that would not reasonably be expected to materially delay, impede or affect the consummation of the Transactions and (ii) for which the fair market value of the total consideration paid by the Company and its Subsidiaries does not exceed $5,000,000 individually or $20,000,000 in the aggregate;

(vi) sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) as set forth on Section 7.1(b)(vi) of the Company Disclosure Letter, (B) pledges and encumbrances on property and assets in the ordinary course of business and that would not be material to any Company Property or any assets of the Company or any of its Subsidiaries, (C) if the fair market value of the total consideration received by the Company and its Subsidiaries does not exceed $5,000,000 individually or $20,000,000 in the aggregate, (D) sales among the Company and any wholly owned Company Subsidiary and (E) sales pursuant to existing purchase rights or options set forth on Section 7.1(b)(vi) of the Company Disclosure Letter;

(vii) incur, create, assume, refinance or replace any Indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness for borrowed money of any other Person, except (A) Indebtedness incurred under the Company’s existing credit facilities in the ordinary course of business (including to the extent necessary to pay dividends permitted under this Agreement and to pay Indebtedness that matures), (B) the amendment, refinancing or replacement of any existing Indebtedness of the Company or any of its Subsidiaries (i) to the extent that (1) such refinancing, substitute or replacement agreement or facility or such refinanced Indebtedness does not impose or result in additional restrictions or limitations in any material respect on the Company or its Subsidiaries (or after the Closing Date, the Surviving Entity or its Subsidiaries) as compared to the existing agreement, facility or Indebtedness so refinanced, substituted for or replaced and (2) the aggregate principal amount of such Indebtedness is not increased as a result of such refinancing (other than to the extent increased to include fees, original issue discount, expenses or other debt issuance costs in each case incurred in connection with such refinancing), or (ii) pursuant to any Pre-Merger Financing Transaction in accordance with Section 8.12, (C) Indebtedness between or among the Company and any of its wholly-owned Subsidiaries, (D) additional guarantees to the extent required under the Company’s existing credit facilities, and (E) Indebtedness in an amount not to exceed $10,000,000;

(viii) make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change to its existing loans to such Persons in a manner materially adverse to the Company or any Subsidiary, in each case, in its capacity as a lender, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, (B) loans or advances made to non-Affiliate tenants in the ordinary course of business and consistent with past practice, or (C) the loans or advances set forth on Section 7.1(b)(viii) of the Company Disclosure Letter;

(ix) except in the ordinary course of business consistent with past practice, enter into, renew, materially modify, materially amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any Company Material Contract (or any contract that, if existing as of the date of this Agreement, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occur automatically without any action by the Company or any of its Subsidiaries, or (B) actions permitted under clauses (A) and (B) of Section 7.1(b)(vii);

(x) except in the ordinary course of business consistent with past practice, enter into, renew, materially modify, materially amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any lease with respect to the Company Properties, or any lease that, if existing as of the date of this Agreement, would be a lease with respect to any Company Property, other than any termination or renewal in accordance with the terms of any existing lease that occur automatically without any action by the Company or any of its Subsidiaries;

(xi) waive, release, assign, settle or compromise any claim, action or Legal Proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or lesser than the amounts specifically reserved with respect thereto on the most recent consolidated balance sheet of the Company and its Subsidiaries included in the Company SEC Documents or (y) that do not exceed $5,000,000 individually or $10,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against the Company or any of its Subsidiaries or the Surviving Entity following the Effective Time, and (C) do not provide for any admission of material liability by the Company or any of its Subsidiaries;

(xii) except as required by Law or by a Company Benefit Plan in effect as of the date of this Agreement, (A) enter into, materially amend or terminate any material Company Benefit Plan, (B) increase the compensation or employee benefits of any employee or individual independent contractor, except in the ordinary course of business consistent with past practice with respect to any employee with an annual base compensation of $175,000 or less or individual independent contractor with an annual base compensation of $200,000 or less, (C) grant any awards under a Company Equity Plan, (D) hire or terminate (other than for cause) any employee with an annual base compensation greater than $175,000; provided that the Company may hire any employee below the level of Vice President as a replacement hire receiving substantially similar terms of employment, (E) accelerate the vesting of any equity-based awards or other compensation or benefits, (F) enter into any new, or amend any existing, employment, severance, change in control, retention, or similar agreement or arrangements, except as set forth in Section 8.4(d) of the Company Disclosure Letter; provided that the Company may enter into offer letters with new hires in the ordinary course of business consistent with past practice that do not provide for severance in excess of the severance set forth in Section 8.4(a) of the Parent Disclosure Letter, (G) fund any rabbi trust, or (H) enter into a collective bargaining or similar agreement;

(xiii) make any material change to its methods of accounting, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business, with respect to accounting policies, unless required by GAAP or the SEC;

(xiv) enter into any Contract that would reasonably be expected to, after the Effective Time, restrict or limit in any material respect Parent, the Company or any of their respective Subsidiaries from engaging in any business or competing in any line of business or geographic location with any person;

(xv) enter into any new line of business;

(xvi) take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entity: (a) to institute proceedings for the suspension, revocation or limitation of rights under or to refuse to issue or renew, any Company Permit necessary to conduct its business in all material respects as now conducted, or (b) to issue a notice or Order alleging that the Company or any Company Subsidiary may be in material violation of or materially liable under any Environmental Law;

(xvii) take any action, or fail to take any action, which would reasonably be expected to cause the Company to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be;

(xviii) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xix) make any capital expenditures or other investments except (A) in accordance with the Company’s capital expenditure plan attached to Section 7.1(b) of the Company Disclosure Letter, (B) for ordinary course capital expenditures not to exceed $10,000,000 in the aggregate or (C) as reasonably required to satisfy any health or safety concerns at any of the Company Properties;

(xx) except for (A) issuances by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary or (B) issuances of shares of Company Common Stock pursuant to the settlement of a Company Equity Award that is outstanding as of the date of this Agreement or granted after the date of this Agreement in compliance with this Agreement, in each case, in accordance with the terms of the award agreement governing such Company Equity Award, issue, sell, pledge, dispose, encumber or grant any shares of Company Common Stock or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company Common Stock or any of the Company Subsidiaries’ capital stock or other equity interests;

(xxi) purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of the Company or a Company Subsidiary, other than (i) the withholding of shares of Company Common Stock to satisfy exercise price or withholding Tax obligations with respect to outstanding Company Equity Awards or (ii) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a wholly owned Company Subsidiary);

(xxii) permit any insurance policy naming the Company or any of the Company Subsidiaries or directors or officers as a beneficiary or an insured or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy;

(xxiii) make (other than in the ordinary course of business), change or rescind any material Tax election or change a material method of Tax accounting, amend any material Tax Return, or settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, or enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case as necessary (i) to preserve the qualification of the Company for taxation as a REIT under the Code, or (ii) to qualify or preserve the status of any Subsidiary of the Company as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be;

(xxiv) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xxv) enter into any Contract that binds the Company or any Company Subsidiary to any material indemnity, contribution, reimbursement or similar obligation in respect of liabilities under Environmental Laws; or

(xxvi) authorize, agree, commit or enter into any contract, agreement, commitment or arrangement to take any of the actions described in Section 7.1(b)(i) through Section 7.1(b)(xxv).

Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 7.6, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company, upon advice of counsel, is reasonably necessary for the Company to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement (including Section 7.6).

Section 7.2 Conduct of Business by Parent Pending the Closing.

(a) During the Interim Period, except (i) to the extent required by Law, (ii) as otherwise expressly required or expressly permitted by this Agreement or (iii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall, and shall cause the Parent Subsidiaries to, use commercially reasonable efforts to (A) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, (B) maintain its and their material assets and properties in their current condition (normal wear and tear excepted), (C) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (D) keep available the services of their present officers, and (E) preserve Parent’s status as a REIT within the meaning of the Code.

(b) Without limiting the generality of Section 7.2, during the Interim Period, except (1) to the extent required by Law, (2) as otherwise expressly required or expressly permitted by this Agreement or (3) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall not and shall cause its Subsidiaries, not to:

(i) amend (1) the Parent Articles or Parent Bylaws, (2) the Parent Partnership Agreement or (3) any equivalent organizational or governing documents of any Parent Subsidiary (other than the Parent Partnership), solely in the case of clause (3), in any non-de minimis respect;

(ii) split, combine, subdivide or reclassify any shares of capital stock, units or other equity securities or ownership interests of Parent or any of its Subsidiaries;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any of its Subsidiaries or other equity securities or ownership interests in Parent or any of its Subsidiaries, except for (A) the authorization and payment by Parent of dividends, payable quarterly in accordance with past practice for the period up to the Closing Date at a rate not to exceed a quarterly rate of $0.2725 per Parent Common Share in accordance with Section 7.7, (B) the authorization and payment by Parent of any REIT Distribution, the Special Parent Distribution and any matching distribution permitted by Section 7.6(c)(v) in connection with a REIT Distribution by the Company, in each case, in accordance with Section 7.6, (C) the authorization and payment of dividends or other distributions to Parent by the Parent Partnership or any directly or indirectly wholly owned Parent Subsidiary, (D) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the Parent Common Shares and (E) distributions by the Parent Partnership or any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the Parent Partnership Agreement or the organizational documents of such Parent Subsidiary, as applicable;

(iv) except as required by a Parent Benefit Plan or the Parent Partnership Agreement, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Parent Equity Interests, except from holders of (i) Parent Equity Awards in full or partial payment of any purchase price or any applicable Taxes payable by such holder upon the lapse of restrictions on, or the settlement of, such Parent Equity Awards and (ii) fractional interests of Parent Equity Interests solely with respect to the fractional interests;

(v) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by Parent, the Parent Partnership or any wholly owned Parent Subsidiary of or from an existing wholly owned Parent Subsidiary, (B) acquisitions pursuant to existing purchase rights or options set forth on Section 7.2(b)(v) of the Parent Disclosure Letter, or (C) acquisitions (i) that would not reasonably be expected to materially delay, impede or affect the consummation of the Transactions and (ii) for which the fair market value of the total consideration paid by Parent and its Subsidiaries does not exceed $5,000,000 individually or $20,000,000 in the aggregate;

(vi) sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) as set forth on Section 7.2(b)(vi) of the Parent Disclosure Letter, (B) pledges and encumbrances on property and assets in the ordinary course of business and that would not be material to any Parent Property or any assets of Parent or any of its Subsidiaries, (C) if the fair market value of the total consideration received by Parent and its Subsidiaries does not exceed $5,000,000 individually or $20,000,000 in the aggregate, (D) sales among Parent, the Parent Partnership and any wholly owned Parent Subsidiary and (E) sales pursuant to existing purchase rights or options set forth on Section 7.2(b)(vi) of the Parent Disclosure Letter;

(vii) incur, create, assume, refinance or replace any Indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness for borrowed money of any other Person, except (A) Indebtedness incurred under Parent’s existing credit facilities in the ordinary course of business (including to the extent necessary to pay dividends permitted under this Agreement and to pay Indebtedness that matures), or (B) the amendment, refinancing or replacement of any existing Indebtedness of Parent or any of its Subsidiaries (i) to the extent that (1) such refinancing, substitute or replacement agreement or facility or such refinanced Indebtedness does not impose or result in additional restrictions or limitations in any material respect on Parent or its Subsidiaries (or after the Closing Date, the Surviving Entity or its Subsidiaries) as compared to the existing agreement, facility or Indebtedness so refinanced, substituted for or replaced and (2) the aggregate principal amount of such Indebtedness is not increased as a result of such refinancing (other than to the extent increased to include fees, original issue discount, expenses or other debt issuance costs in each case incurred in connection with such refinancing) or (ii) pursuant to any Pre-Merger Financing Transaction in accordance with Section 8.12, (C) Indebtedness between or among Parent, the Parent Partnership and any of its wholly-owned Subsidiaries, (D) additional guarantees to the extent required under Parent’s existing credit facilities, and (E) Indebtedness in an amount not to exceed $10,000,000;

(viii) make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change to its existing loans to such Persons in a manner materially adverse to Parent or any Subsidiary, in each case, in its capacity as a lender, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Parent, the Parent Partnership or a wholly owned Parent Subsidiary to Parent, the Parent Partnership or a wholly owned Parent Subsidiary, (B) loans or advances made to non-Affiliate tenants in the ordinary course of business and consistent with past practice, or (C) the loans or advances set forth on Section 7.2(b)(viii) of the Parent Disclosure Letter;

(ix) except in the ordinary course of business consistent with past practice, enter into, renew, materially modify, materially amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any Parent Material Contract (or any contract that, if existing as of the date of this Agreement, would be a Parent Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Parent Material Contract that occur automatically without any action by Parent or any of its Subsidiaries, or (B) actions permitted under clauses (A) and (B) of Section 7.2(b)(vii);

(x) except in the ordinary course of business consistent with past practice, enter into, renew, materially modify, materially amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any lease with respect to the Parent Properties, or any lease that, if existing as of the date of this Agreement, would be a lease with respect to any Parent Property, other than any termination or renewal in accordance with the terms of any existing lease that occur automatically without any action by Parent or any of its Subsidiaries;

(xi) waive, release, assign, settle or compromise any claim, action or Legal Proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or lesser than the amounts specifically reserved with respect thereto on the most recent consolidated balance sheet of Parent and its Subsidiaries included in the Parent SEC Documents or (y) that do not exceed $5,000,000 individually or $10,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Parent or any of its Subsidiaries or the Surviving Entity following the Effective Time, and (C) do not provide for any admission of material liability by Parent or any of its Subsidiaries;

(xii) except as required by Law or by a Parent Benefit Plan in effect as of the date of this Agreement, (A) enter into, materially amend or terminate any material Parent Benefit Plan, (B) increase the compensation or employee benefits of any employee or individual independent contractor, except in the ordinary course of business consistent with past practice with respect to any employee with an annual base compensation of $175,000 or less or individual independent contractor with an annual base compensation of $200,000 or less, (C) grant any awards under a Parent Equity Plan, (D) hire or terminate (other than for cause) any employee with an annual base compensation that is greater than $175,000; provided that Parent may hire any employee below the level of Vice President as a replacement hire receiving substantially similar terms of employment, (E) accelerate the vesting of any equity-based awards or other compensation or benefits, (F) enter into any new, or amend any existing, employment, severance, change in control, retention, or similar agreement or arrangements, except as set forth in Section 8.4(d) of the Parent Disclosure Letter; provided that Parent may enter into offer letters with new hires in the ordinary course of business consistent with past practice that do not provide for severance in excess of the severance set forth in Section 8.4(a) of the Parent Disclosure Letter, (G) fund any rabbi trust or (H) enter into a collective bargaining or similar agreement;

(xiii) make any material change to its methods of accounting, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business, with respect to accounting policies, unless required by GAAP or the SEC;

(xiv) enter into any Contract that would reasonably be expected to, after the Effective Time, restrict or limit in any material respect Parent or any of its Subsidiaries (including the Surviving Entity) from engaging in any business or competing in any line of business or geographic location with any person;

(xv) enter into any new line of business;

(xvi) take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entity: (a) to institute proceedings for the suspension, revocation or limitation of rights under or to refuse to issue or renew, any Parent Permit necessary to conduct its business in all material respects as now conducted, or (b) to issue a notice or Order alleging that Parent or any Parent Subsidiary may be in material violation of or materially liable under any Environmental Law;

(xvii) take any action, or fail to take any action, which would reasonably be expected to cause Parent to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be;

(xviii) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xix) make any capital expenditures or other investments except (A) in accordance with Parent’s capital expenditure plan attached to Section 7.2(b) of the Parent Disclosure Letter, (B) for ordinary course capital expenditures not to exceed $10,000,000 in the aggregate or (C) as reasonably required to satisfy any health or safety concerns at any of the Parent Properties;

(xx) except for (A) issuances by the Parent Partnership or a wholly owned Parent Subsidiary to Parent, the Parent Partnership or another wholly owned Parent Subsidiary, (B) issuances of Parent Common Shares pursuant to the settlement of a Parent Equity Award that is outstanding as of the date of this Agreement or granted after the date of this Agreement in compliance with this Agreement, in each case, in accordance with the terms of the award agreement governing such Parent Equity Award or (C) exchanges or conversions of

Parent OP Units for Parent Common Shares pursuant to the Parent Partnership Agreement, issue, sell, pledge, dispose, encumber or grant any Parent Common Shares or any of the Parent Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any Parent Common Shares or any of the Parent Subsidiaries’ capital stock or other equity interests;

(xxi) purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of Parent or a Parent Subsidiary, other than (i) the withholding of Parent Common Shares to satisfy exercise price or withholding Tax obligations with respect to outstanding Parent Equity Awards, (ii) the redemption or purchase of Parent OP Units to the extent required under the terms of the Parent Agreement, or (iii) in connection with the redemption or repurchase by a wholly owned Parent Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by Parent or a wholly owned Parent Subsidiary);

(xxii) permit any insurance policy naming Parent or any of the Parent Subsidiaries or directors or officers as a beneficiary or an insured or a loss payable payee, or Parent’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy;

(xxiii) make (other than in the ordinary course of business), change or rescind any material Tax election or change a material method of Tax accounting, amend any material Tax Return, or settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, or enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case as necessary (i) to preserve the qualification of Parent for taxation as a REIT under the Code, or (ii) to qualify or preserve the status of any Subsidiary of Parent as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be;

(xxiv) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xxv) enter into any Contract that binds Parent or any Parent Subsidiary to any material indemnity, contribution, reimbursement or similar obligation in respect of liabilities under Environmental Laws; or

(xxvi) authorize, agree, commit or enter into any contract, agreement, commitment or arrangement to take any of the actions described in Section 7.2(b)(i) through Section 7.2(b)(xxv).

Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 7.6, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent, upon advice of counsel, is reasonably necessary for Parent to maintain its qualification for taxation as a REIT under the

Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to shareholders of Parent or equivalent distributions to holders of Parent OP Units in the Parent Partnership, as applicable, in accordance with this Agreement (including Section 7.6).

Section 7.3 Tax Matters.

(a) The Company shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel referred to in Section 9.2(e) and Section 9.3(f), (ii) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel referred to in Section 9.2(e) and Section 9.3(f) but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, (iii) deliver to Company REIT Counsel and Parent REIT Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), and signed by an officer of the Company containing representations of the Company as shall be reasonably necessary or appropriate to enable Company REIT Counsel and Parent REIT Counsel, as applicable, to render the opinions described in Section 9.2(e) and Section 9.3(e) on the Closing Date (and, if required, on the effective date of the Form S-4), and (iv) deliver to Parent Tax Counsel and Company Tax Counsel officer’s certificates, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), and signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable Company Tax Counsel to render an opinion described in Section 9.3(f) on the Closing Date (and, if required, as of the effective date of the Form S-4) and Parent Tax Counsel to render an opinion described in Section 9.2(f) on the Closing Date (and, if required, as of the effective date of the Form S-4).

(b) Parent shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel referred to in Section 9.2(f) and Section 9.3(e), (ii) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel referred to in Section 9.2(f) and Section 9.3(e) but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, (iii) deliver to Parent REIT Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), and signed by an officer of Parent containing representations of the Company as shall be reasonably necessary or appropriate to enable Parent REIT Counsel to render the opinion described in Section 9.3(e) on the Closing Date (and, if required, on the effective date of the Form S-4), and (iv) deliver to Parent Tax Counsel and Company Tax Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), and signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Company Tax Counsel to render an opinion described in Section 9.3(f) on the Closing Date (and, if required, as of the effective date of the Form S-4) and Parent Tax Counsel to render an opinion described in Section 9.2(f) on the Closing Date (and, if required, as of the effective date of the Form S-4).

(c) The Company and Parent agree to use their reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall treat the Merger as a tax-free “reorganization” under Section 368(a) of the Code and no party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(d) Parent shall, with the Company’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer, recording, registration, stamp or similar Taxes that become payable in connection with the Transactions (collectively, “Transfer Taxes”), and the Company and Parent shall cooperate to minimize the amount of such Transfer Taxes to the extent permitted by applicable Law.

(e) (i) After the Effective Time, Parent may cause any Subsidiary of the Company to (A) convert into a limited liability company (or other entity that is disregarded as an entity separate from Parent for U.S. federal income tax purposes) (a “Disregarded Entity”), (B) merge with and into a Disregarded Entity, and/or (C) make an election under Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes, as applicable, in each case, such that, after the Effective Time, for U.S. federal income tax purposes, such Subsidiary is a Disregarded Entity (and would be a Disregarded Entity without regard to its status as a Qualified REIT Subsidiary), and (ii) prior to the Effective Time, the Company shall reasonably cooperate with Parent and provide any information that is in the Company’s possession or reasonably obtainable by the Company and is reasonably requested by Parent in connection with the foregoing.

Section 7.4 Non-Solicit; Change in Recommendation.

(a) From the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, each Party agrees that it will not, and will cause each of its Subsidiaries and its and their respective directors and officers not to, and shall not permit its and their other respective Representatives to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to a Competing Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with, or disclose any non-public information or data relating to, such Party or any of its Subsidiaries or afford access to the properties, books or records of such Party or any of its Subsidiaries to, or otherwise knowingly cooperate in any with, or knowingly assist, facilitate or encourage any effort by, any third party, in each case that has made or could reasonably be expected to make, or in connection with, a Competing Proposal, (iii) approve, authorize or execute or enter into any oral or written agreement, including any letter of intent, term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement with respect to a Competing Proposal, or (iv) otherwise propose, resolve or agree to do any of the foregoing. In addition, the Company shall and shall cause each of its Subsidiaries and their respective Representatives acting in such capacity, on the one hand, and Parent shall and shall cause each of its Subsidiaries and their respective Representatives acting in such capacity, on the other hand, (a) to immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal and request that any such Person promptly return or destroy all confidential information concerning (1) the Company and the Company’s Subsidiaries or (2) Parent and its Subsidiaries, as applicable and (b) not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Competing Proposal.

(b) Notwithstanding anything to the contrary contained in Section 7.4(a), if at any time on or after the date hereof and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a written Competing Proposal from any Person or group of Persons, which Competing Proposal was made on or after the date hereof and did not result from a breach of this Section 7.4, (i) the Company and its Representatives may contact such Person or group of Persons solely to request clarification of the terms and conditions thereof and (ii) if the Company Board, or any committee thereof, determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement (provided such agreement need not contain any standstill or similar provision prohibiting the making of a Competing Proposal and shall not prohibit the sharing of information with Parent pursuant to this Section 7.4), information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that the Company shall provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives prior to or simultaneously with providing such information to such third party; and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(c) Except as expressly permitted by this Section 7.4(c) or Section 7.4(d), neither the Company Board nor any committee thereof shall (A) fail to recommend to its stockholders that the Company Stockholder Approval be given or fail to include the Company Board Recommendation in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in each case, in a manner adverse to Parent, the Company Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, (D) fail to publicly reaffirm the Company Board Recommendation within ten (10) days after the written request of Parent following a Competing Proposal (other than in connection with a tender offer under clause (C)) that has been publicly announced (or such fewer number of days as remains prior to the Company Stockholder Meeting, as it may be adjourned or postponed) or (E) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Competing Proposal (actions described in clauses (A) – (E) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change with respect to a Competing Proposal that was not solicited in breach of this Section 7.4, if and only if, prior to taking such action, the Company Board has determined in good faith, after consultation with independent financial advisors and outside legal counsel, (x) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) that such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments which may be offered by Parent pursuant to the following proviso; provided, however, that in connection with the Competing Proposal of any Person (1) the Company has given Parent at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall specify in reasonable detail the reasons therefor and describe the material terms and conditions of, and attach a complete copy of, the Superior Proposal that is the basis for such action (it being understood that such material terms shall include the identity of the third party making the Superior Proposal), (2) the Company has made itself available to negotiate, and has caused its Representatives to be available to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent, and shall have determined in good faith, following consultation with independent financial advisors and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in subclause (1) above and the notice period shall have recommenced.

(d) Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change in response or relating to an Intervening Event if the Company Board determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that (i) the Company shall first notify Parent in writing at least five (5) Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Intervening Event (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new notice as provided herein), (ii) during such five (5) Business Day period, the Company has considered and, at the reasonable request of Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification to the terms of this Agreement proposed by Parent in response to such Intervening Event, and (iii) the Company Board shall not effect any Company Adverse Recommendation Change involving or relating to an Intervening Event unless, following such five (5) Business Day period, the Company Board again reasonably determines in good faith, after consultation with outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) Nothing in this Agreement shall prohibit the Company Board from: (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that the foregoing shall not permit the Company Board to make any Company Adverse Recommendation Change except as permitted by Section 7.4(c) and Section 7.4(d).

(f) Notwithstanding anything to the contrary contained in Section 7.4(a), if at any time on or after the date hereof and prior to obtaining the Parent Shareholder Approval, Parent or any of its Representatives receives a written Competing Proposal from any Person or group of Persons, which Competing Proposal was made on or after the date hereof and did not result from a breach of this Section 7.4, (i) Parent and its Representatives may contact such Person or group of Persons solely to request clarification of the terms and conditions thereof and (ii) if the Parent Board, or any committee thereof, determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then Parent and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement (provided such agreement need not contain any standstill or similar provision prohibiting the making of a Competing Proposal and shall not prohibit the sharing of information with the Company pursuant to this Section 7.4), information (including non-public information) with respect to Parent and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that Parent shall provide to the Company any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to the Company or its Representatives prior to or simultaneously with providing such information to such third party; and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(g) Except as expressly permitted by this Section 7.4(g) or Section 7.4(h), neither the Parent Board nor any committee thereof shall (A) fail to recommend to its shareholders that the Parent Shareholder Approval be given or fail to include the Parent Board Recommendation in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in each case, in a manner adverse to the Company, the Parent Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Parent Board pursuant to Rule 14d-9(f) of the Exchange Act, (D) fail to publicly reaffirm the Parent Board Recommendation within ten (10) days after the written request of the Company following a Competing Proposal (other than in connection with a tender offer under clause (C)) that has been publicly announced (or such fewer number of days as remains prior to the Parent Shareholder Meeting, as it may be adjourned or postponed) or (E) adopt, approve or recommend, or publicly propose to approve or recommend to the shareholders of Parent a Competing Proposal (actions described in clauses (A) – (E) being referred to as a “Parent Adverse Recommendation Change”). Notwithstanding anything to the contrary herein, prior to the time the Parent Shareholder Approval is obtained, the Parent Board may make a Parent Adverse Recommendation Change with respect to a Competing Proposal that was not solicited in breach of this Section 7.4, if and only if, prior to taking such action, the Parent Board has determined in good faith, after consultation with independent financial advisors and outside legal counsel, (x) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) that such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments which may be offered by the Company pursuant to the following proviso; provided, however, that in connection with the Competing Proposal of any Person (1) Parent has given the Company at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall specify in reasonable detail the reasons therefor and describe the material terms and conditions of, and attach a complete copy of, the Superior Proposal that is the basis for such action (it being understood that such material terms shall include the identity of the third party making the Superior Proposal), (2) Parent has made itself available to negotiate, and has caused its Representatives to be available to negotiate, in good faith with the Company during such notice period, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Parent Board shall have considered in good faith any proposed revisions to this Agreement proposed in writing by the Company, and shall have determined in good faith, following consultation with independent financial advisors and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any material change to the material terms of such Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in subclause (1) above and the notice period shall have recommenced.

(h) Notwithstanding anything to the contrary herein, prior to the time the Parent Shareholder Approval is obtained, the Parent Board may make a Parent Adverse Recommendation Change in response or relating to an Intervening Event if the Parent Board determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that (i) Parent shall first notify the Company in writing at least five (5) Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Intervening Event (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new notice as provided herein), (ii) during such five (5) Business Day period, Parent has considered and, at the reasonable request of the Company, engaged in good faith discussions with the Company regarding, any adjustment or modification to the terms of this Agreement proposed by the Company in response to such Intervening Event, and (iii) Parent Board shall not effect any Parent Adverse Recommendation Change involving or relating to an Intervening Event unless, following such five (5) Business Day period, the Parent Board again reasonably determines in good faith, after consultation with outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by the Company, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law.

(i) Nothing in this Agreement shall prohibit the Parent Board from: (i) taking and disclosing to the shareholders of Parent a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any “stop, look and listen” communication to Parent’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that the foregoing shall not permit the Parent Board to make any Parent Adverse Recommendation Change except as permitted by Section 7.4(g) and Section 7.4(h).

(j) Each Party shall notify the other Party promptly (and in any event within the shorter of one Business Day and forty-eight (48) hours) after its receipt of any Competing Proposal, or any request for nonpublic information relating to such Party or any of its Subsidiaries by any person that informs such Party or any of its Subsidiaries that it is considering making, or has made, a Competing Proposal, or any inquiry from any person seeking to have discussions or negotiations with such Party relating to a possible Competing Proposal. Such notice shall be made in writing, and shall indicate the identity of the person making the Competing Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Each Party shall also promptly, and in any event within the shorter of one Business Day and forty-eight (48) hours, notify the other party, orally and in writing, if it enters into discussions or negotiations concerning any Competing Proposal or provides nonpublic information to any person in accordance with this Section 7.4. In addition, following the date hereof, each of (i) the Company, on the one hand, and (ii) Parent and Merger Sub, on the other hand, shall keep the other Party reasonably informed on a reasonably current basis of any material developments, discussions or negotiations regarding any Competing Proposal and upon the request of such Party shall apprise such Party of the status of such Competing Proposal (including by providing a copy of all material documentation or correspondence relating thereto). Each of (i) the Company, on the one hand, and (ii) Parent, on the other hand, agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits it from providing any information to the other Party in accordance with this Section 7.4.

(k) As used in this Agreement, “Competing Proposal” shall mean any proposal or offer from any Person (other than Parent and its Subsidiaries or the Company and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) in the case of the Company, (A) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding shares of Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding shares of Company Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the Company’s consolidated assets or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and shares of Company Common Stock involved is 20% or more; in each case, other than the Transactions or (ii) in the case of Parent, (A) acquisition of assets of Parent and its Subsidiaries equal to 20% or more of Parent’s consolidated assets or to which 20% or more of Parent’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Parent Common Shares, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Parent Common Shares, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of Parent’s consolidated assets or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Parent Common Shares involved is 20% or more; in each case, other than the Transactions.

(l) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Competing Proposal that (i) in the case of the Company, the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees and conditions to consummation), is more favorable to the Company and its stockholders than the Transactions (including, as the case may be, any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) and is reasonably likely to receive all required governmental approvals and financing on a timely basis and is otherwise reasonably capable of being completed on the terms proposed, or (ii) in the case of Parent, the Parent Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees and conditions to consummation), is more favorable to Parent and its shareholders than the Transactions (including, as the case may be, any revisions to the terms of this Agreement proposed by the Company in response to such proposal or otherwise) and is reasonably likely to receive all required governmental approvals and financing on a timely basis and is otherwise reasonably capable of being completed on the terms proposed; provided, in each case, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%.”

(m) Nothing in this Section 7.4 shall permit either party to terminate this Agreement or affect any other obligation of the Parties under this Agreement. Neither Party shall submit to the vote of its stockholders or shareholders any Competing Proposal other than the Merger prior to the termination of this Agreement.

Section 7.5 Joint Proxy Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC the Form S-4 with respect to the Parent Common Shares issuable in the Merger, which will include the Joint Proxy Statement with respect to the Company Stockholder Meeting and Parent Shareholder Meeting. Each of the Company and Parent shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of the shares of Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company and Parent. Nothing in this Section 7.5(b) shall limit the obligations of any Party under Section 7.5(a). For purposes of this Section 7.5, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Shareholder Meeting will be deemed to have been provided by Parent.

(c) As promptly as practicable following the date on which the Form S-4 has been filed with the SEC, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, and, as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its shareholders that they give the Company

Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, in each case except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 7.4. Notwithstanding the foregoing provisions of this Section 7.5(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall make one or more successive postponements or adjournments of the Company Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the adoption of this Agreement; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) without the prior written consent of Parent. Nothing contained in this Agreement shall be deemed to relieve the Company of its obligation to submit this Agreement to its stockholders for a vote on the adoption thereof. The Company agrees that, unless this Agreement shall have been terminated in accordance with Section 10.1, its obligations to hold the Company Stockholder Meeting pursuant to this Section 7.5(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Competing Proposal or by any Company Adverse Recommendation Change.

(d) As promptly as practicable following the date on which the Form S-4 has been filed with the SEC, Parent shall, in accordance with applicable Law and the Parent Governing Documents, establish a record date for, and, as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Parent Shareholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the shareholders of Parent entitled to vote at the Parent Shareholder Meeting and to hold the Parent Shareholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its shareholders that they give the Parent Shareholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approval, in each case except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 7.4. Notwithstanding the foregoing provisions of this Section 7.5(d), if, on a date for which the Parent Shareholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of Parent Common Shares to obtain the Parent Shareholder Approval, whether or not a quorum is present, Parent shall make one or more successive postponements or adjournments of the Parent Shareholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the approval of the issuance of Parent Common Shares in connection with the Merger; provided that the Parent Shareholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Parent Shareholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) without the prior written consent of the Company. Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the issuance of Parent Common Shares in connection with the Merger to its shareholders for a vote on the approval thereof. Parent agrees that, unless this Agreement shall have been terminated in accordance with Section 10.1, its obligations to hold the Parent Shareholder Meeting pursuant to this Section 7.5(d) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Competing Proposal or by any Parent Adverse Recommendation Change.

(e) The Company and Parent will use their respective reasonable best efforts to (i) hold the Company Stockholder Meeting and the Parent Shareholder Meeting on the same date and as soon as reasonably practicable after the Form S-4 is declared effective and (ii) coordinate with respect to the record dates for the Company Stockholders Meeting and the Parent Shareholders Meeting, as applicable.

Section 7.6 Special Distributions.

(a) As promptly as practicable following the date of this Agreement (and in any event within one (1) Business Day), Parent shall declare a one-time special distribution to holders of Parent Common Shares in the amount of $1.40 per Parent Common Share, with such distribution to all holders of Parent Common Shares entitled to receive such distribution, in the aggregate, consisting of no more than 25% in cash and with the remainder consisting of Parent Common Shares, pursuant to Revenue Procedure 2017-45, as well as a corresponding one-time special distribution in the amount of $1.40 per Parent OP Unit, with such distribution to all holders of Parent OP Units entitled to receive such distribution, in the aggregate, consisting of no more than 25% in cash and with the remainder consisting of Parent OP Units (such distributions to the holders of Parent Common Shares and Parent OP Units, the “Special Parent Distribution”). The record date for the Special Parent Distribution shall be set to be as promptly as practicable after the date of this Agreement (and in any event within twelve calendar days following the date of this Agreement), and shall be paid as promptly as practicable (and in any event, within sixty-five (65) calendar days following the date of this Agreement).

(b) Parent shall inform the Company as promptly as practicable (and in any event, within five (5) Business Days following the date Parent determines the final elections) of the aggregate amount of cash and the number of Parent Common Shares and Parent OP Limited Partner Units that will be paid and issued pursuant to the Special Parent Distribution so that the Parties can calculate the Cash Adjustment Amount and the Share Adjustment Amount.

(c) In the event either Party determines in good faith that it is required to make a REIT Distribution with a record date on or prior to the Closing Date (it being understood that the Special Parent Distribution shall not be a REIT Distribution), then such Party may only make a REIT Distribution subject to and in accordance with the following:

(i) The Party determining that it is required to make a REIT Distribution shall notify the other Party at least fifteen (15) calendar days prior to the record date of such REIT Distribution;

(ii) Any REIT Distribution shall be payable only in cash;

(iii) Any REIT Distribution shall have a record date that is after the distribution date for the Special Parent Distribution and, with respect to any REIT Distribution by Parent, shall not have a record date that is between (x) fifteen (15) Business Days prior to the earlier of the date of the Company Stockholder Meeting and the date of the Parent Shareholder Meeting and (y) the Effective Time;

(iv) If Parent declares a REIT Distribution to holders of Parent Common Shares with a record date prior to the Closing, then the Cash Adjustment Amount shall automatically be increased on the record date of such REIT Distribution by an amount equal to (x) the distribution amount per Parent Common Share to be paid in such REIT Distribution multiplied by (y) the Adjusted Exchange Ratio; and

(v) If the Company declares a REIT Distribution to holders of Company Common Stock with a record date prior to the Closing, then Parent may declare a cash distribution to holders of Parent Common Shares (and a corresponding distribution to holders of Parent OP Units) in an amount in cash per Parent Common Share (or per Parent OP Unit, as applicable) equal to (x) the distribution amount per share of Company Common Stock to be paid in such REIT Distribution, divided by (y) the Adjusted Exchange Ratio.

Section 7.7 Coordination of Dividends. Parent and the Company shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of shares of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and the Parent Common Shares that such holders receive in exchange therefor in the Merger. To this end, the parties will cooperate so that any such quarterly dividend or distribution (or dividends or distributions) by the Company will have the same record date and the same payment date as Parent’s in order to ensure that the stockholders of the Company and the shareholders of Parent (and the limited partners of the Parent Partnership) receive the same number of such regular quarterly dividends and distributions between January 1, 2025 and the Effective Time (it being the intention that each of Parent and the Company shall pay their regular quarterly dividend for the first quarter of 2026 prior to the Effective Time).

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 10.1, each of the Company and Parent shall, and shall cause each of their respective Subsidiaries to, upon reasonable prior notice, give the other Party and its Representatives, reasonable access during normal business hours to all of its and their contracts, books, records, analysis, projections, plans, systems, senior management, commitments, offices and other facilities and properties, in each case as such other Party and its Representatives may reasonably request; provided that all such access shall be coordinated through the disclosing Party or its Representatives in accordance with such procedures as they may reasonably establish. Any information provided pursuant to this Section 8.1 shall be subject to the Confidentiality Agreement and the Clean Team Agreement. Notwithstanding anything to the contrary set forth herein, neither the Company nor Parent shall be required to (i) provide access to, or to disclose information, to the extent such access or disclosure would (A) jeopardize the attorney-client, work product or similar privilege of the disclosing Party or any of its Subsidiaries, (B) contain information about the process leading to the negotiation and entry into this Agreement, except as may be required to be disclosed in connection with the filing and preparation of the Form S-4 and Joint Proxy Statement, (C) contravene any applicable Law (including with respect to any competitively sensitive information, if any) or contractual restriction or (D) violate any of its existing obligations with respect to confidentiality (provided that, in the case of each of (A) through (D), the withholding Party shall use reasonable efforts to advise the other Party of the subject matter of any such information that cannot be disclosed and the Parties shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws or entering into appropriate common interest or similar agreements), or (ii) provide access to the other Party or any of their respective Representatives for the purpose of conducting any sampling of environmental media or of building materials.

(b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Entity or Parent, (ii) of any Legal Proceeding commenced or, to any Party’s Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction or (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of the Company Subsidiaries or Parent Subsidiaries, respectively, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in Article IX.

Section 8.2 Efforts; Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Company will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article IX to be satisfied as promptly as reasonably practicable, including using all reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, clearances, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Entity or other person that are or may become necessary, proper or advisable in connection with the consummation of the Transactions, (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Entities) that are or may become necessary, proper or advisable in connection with the consummation of the Transactions, (iii) the supply of any additional information and documentary materials that may be requested by or advisable to submit to any Governmental Entity in connection with the consummation of the Transactions, (iv) the taking of all steps as may be necessary, proper or advisable to obtain a clearance, consent, approval, registration, waiver, permit, authorization or order from, or to avoid a Legal Proceeding by, any Governmental Entity or other person in connection with the consummation of the Transactions, (v) the defending of any lawsuits or other Legal Proceedings, whether judicial or administrative, challenging the Transactions or this Agreement or that would otherwise prevent or delay the consummation of the Transactions, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed, and (vi) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the Transactions, and to carry out fully the purposes of this Agreement. Each of Parent and the Company shall, in consultation and cooperation with the other and as promptly as reasonably practicable, but in no event later than fifteen (15) Business Days from the date of this Agreement, make its respective filing under the HSR Act, and make any other applications and filings as reasonably determined by Parent and the Company under other applicable Antitrust Laws with respect to the Transactions, as promptly as practicable, but in no event later than as required by applicable Law. Neither Parent nor the Company shall extend or agree to extend any waiting period under the HSR Act (including by withdrawing and refiling its filing under the HSR Act) or any other Antitrust Law or enter into any agreement with any Governmental Entity to delay, or otherwise to not consummate as promptly as practicable, any of the Transactions, except with the prior written consent of the other Party. Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the other Party, neither Parent nor the Company, nor any of their respective Subsidiaries or Affiliates, will grant or offer to grant any material accommodation or concession (financial or otherwise), or make any material payment, to any third party in connection with seeking or obtaining its consent to the Transactions.

(b) Without limiting the efforts referenced in Section 8.2(a), the Parties shall, and shall cause their respective Subsidiaries to, keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all necessary clearances, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods by any Governmental Entity. In that regard, each Party shall, and shall cause its respective Subsidiaries to, (i) promptly provide any information and assistance as the other Party may reasonably request with respect to all notices, submissions or filings made by or on behalf of such Party with any Governmental Entity in connection with this Agreement or the Transactions, (ii) promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party of) any material or substantive communication from or to any Governmental Entity regarding the Transaction, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed material or substantive written or oral communication or submission with or to any Governmental Entity. Neither Party shall participate in any meeting with any Governmental Entity in connection with this Agreement or the Transactions, or with any other person in connection with any Legal Proceeding by a private party relating to the Transactions, unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. Each Party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to

(A) remove personally sensitive information, (B) remove references concerning the valuation of a party and its subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.

(c) Notwithstanding anything in this Agreement to the contrary, no Party shall be required to commit to or effect any sale, divestiture, lease, hold separate pending a sale or other transfer or disposal, or any restriction or action that would limit such Party’s or its Subsidiaries’ freedom of action with respect to, or its ability to retain, operate, transfer or otherwise exercise full ownership rights, with respect to any asset, property, business or product line of Parent, the Company, or any of their respective Subsidiaries (or following the Merger, the combined business) (individually or collectively “Remedial Actions”) if such Remedial Actions (i) are not conditioned on the consummation of the Merger, or (ii) would or would reasonably be expected to have a materially adverse impact on Parent, the Company, and their respective Subsidiaries, taken as a whole, and giving effect to the Merger.

(d) Each of the Parties agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 10.1, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the Transactions.

Section 8.3 Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger, the Special Parent Distribution or this Agreement without the prior written consent of the other Party (which consent will not be unreasonably withheld, delayed or conditioned), unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement, in which event such Party shall provide a reasonable opportunity to the other Party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company or Parent, respectively, shall not be required to provide any such review or comment to Parent or the Company, as applicable, in connection with the receipt and existence of a Competing Proposal and matters related thereto or a Company Adverse Recommendation Change or a Parent Adverse Recommendation Change, as applicable; provided, further, that each Party and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 8.3.

Section 8.4 Employee Matters.

(a) From the Effective Time until the first anniversary of the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of Parent, the Company or their respective Subsidiaries whose employment continues following the Effective Time (collectively, the “Continuing Employees”), for so long as such Continuing Employee remains employed by Parent and its Subsidiaries, (i) base compensation at least equal to that provided to the Continuing Employee as of immediately prior to the Effective Time; (ii) annual cash incentive compensation opportunities that are no less favorable than those provided to the Continuing Employee (in the case of legacy Parent employees) or similarly situated employees of Parent and its Subsidiaries (in the case of legacy Company employees), as the case may be, as of immediately prior to the Effective Time; (iii) equity-based compensation opportunities (other than initial new hire equity awards) that are no less favorable than those provided to the Continuing Employee (in the case of legacy Parent employees) or similarly situated employees of Parent and its Subsidiaries (in the case of legacy Company employees), as the case may be, as of immediately prior to the Effective Time; (iv) employee benefits (excluding severance retention and equity-based compensation) that are no less favorable in the aggregate than those provided to the Continuing Employee (in the case of legacy Parent employees) or similarly situated employees of Parent and its Subsidiaries (in the case of legacy Company employees), as the case may be, as of immediately prior to the Effective Time; and (v) for each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits or a participant in the Parent Amended and Restated Executive Severance Pay Plan or the Company Severance Program for Executive Employees, severance pursuant to the terms and conditions set forth in Section 8.4(a) of the Parent Disclosure Letter; provided, that, for purposes of clauses (ii), (iii) and (iv), (x) with respect to a Continuing Employee that participated in a Company Benefit Plan prior to the Effective Time, continued participation in such Company Benefit Plan, or the provision of compensation or benefits at the same level as that provided to the Continuing Employee prior to the Effective Time, in each case, following the Effective Time shall be deemed to satisfy the foregoing standards, and (y) if Parent determines to integrate the Continuing Employees onto the Parent Benefit Plans, which may be done on a plan by plan basis, or to modify any existing plans or adopt new benefit plans with respect to the Continuing Employees, which plans shall treat similarly situated employees on a substantially equivalent basis, participation in such plans shall be deemed to satisfy the foregoing standards, provided that similarly situated employees of Parent and its Subsidiaries participate in the same Parent Benefit Plans, it being understood that the Continuing Employees may commence participating in such plans on different dates following the Effective Time with respect to different plans.

(b) For all purposes (including purposes of vesting, eligibility to participate, severance, paid time off and level of benefits) under the employee benefit plans of Parent and its Affiliates providing any benefits to any current (as of immediately prior to the Effective Time) Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors as if such service were with Parent or an applicable subsidiary, to the extent such credit was given under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing shall not apply for purposes of benefit accrual under defined benefit plans, for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits, or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar Company Benefit Plan in which such Continuing Employee participated (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability, life, vacation or other welfare benefits to any Continuing Employee (or his or her covered dependents) (collectively, the “Parent Welfare Plans”), Parent shall take commercially reasonable efforts to cause all pre-existing condition exclusions and limitations and actively-at-work requirements of such Parent Welfare Plan to be waived for such Continuing Employee and his or her covered dependents, except to the extent such pre-existing conditions, exclusions and waiting periods would apply with respect to the analogous Company Benefit Plan, and Parent shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents under the corresponding Old Plan during the portion of the plan year of such Old Plans ending on the date such Continuing Employee’s participation in the corresponding Parent Welfare Plan begins (such initial plan year of participation, the “Initial Year of Participation”) to be taken into account under such Parent Welfare Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the Initial Year of Participation as if such amounts had been paid in accordance with such Parent Welfare Plan.

(c) Prior to the Effective Time, any broad-based notices or communication materials (including website postings), and the script or other materials for any town hall meetings or other verbal communications, from the Company or Parent or either party’s Affiliates to its employees with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Merger or employment thereafter, shall be disclosed in advance to the other party such that the other party is given a reasonable period of time to review and comment on the communication, which comments shall be considered by the communicating party in good faith; provided that no such disclosure shall be required for any communications that are consistent in all respects with previous communications made in accordance with this Agreement.

(d) The consummation of the Merger and the other Transactions shall be deemed to be a “change in control” (or similar phrase) within the meaning of each applicable Parent Benefit Plan or Company Benefit Plan, other than as provided in Section 8.4(d) of the Parent Disclosure Letter or Company Disclosure Letter. Prior to the Effective Time, Parent and the Company shall have taken all actions necessary to ensure that the consummation of the Merger and the other Transactions shall not be deemed to be a “change in control” (or similar phrase) within the meaning of each Parent Benefit Plan or Company Benefit Plan set forth in Section 8.4(d) of the Parent Disclosure Letter or Company Disclosure Letter, as applicable. Parent may, and may cause any Subsidiary of Parent to, amend any Parent Benefit Plan that includes a definition of “change in control” or term of similar import to provide that the consummation of the Merger and the other Transactions shall be deemed to constitute a “change in control” or term of similar import within the meaning of such Parent Benefit Plan. The Company may, and may cause any Subsidiary of the Company to, amend any Company Benefit Plan that includes a definition of “change in control” or term of similar import to provide that the consummation of the Merger and the other Transactions shall be deemed to constitute a “change in control” or term of similar import within the meaning of such Company Benefit Plan.

(e) It is expressly acknowledged, understood and agreed that nothing in this Section 8.4 or otherwise contained in this Agreement is intended to or does or shall constitute an amendment to or establishment of any employee benefit or other plan or shall prevent the amendment or termination of any such plan. Nothing herein shall be deemed to be a guarantee to any Continuing Employee of (i) employment or (ii) any specific term or condition of employment.

Section 8.5 Directors’ and Officers’ Insurance and Indemnification.

(a) Parent shall, and shall cause the Surviving Entity and each Company Subsidiary to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), honor and fulfill in all respects the obligations of such Person to the fullest extent permissible under applicable Law, under the Company Governing Documents, and corresponding organizational or governing documents of such Company Subsidiary, in each case, as in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of this Agreement and the Transactions.

(b) Without limiting the provisions of Section 8.5(a), for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), Parent shall cause the Surviving Entity to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such prior to the Effective Time, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 8.5 or elsewhere in this Agreement, Parent and the Surviving Entity (x) shall not be liable pursuant to this Section 8.5 for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) shall not have any obligation under this Section 8.5 to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise) and (z) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 8.5(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

(c) For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), the organizational and governing documents of the Surviving Entity and each Company Subsidiary shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents and shall not contain any provision to the contrary.

(d) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Entity, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that the Company shall not pay, and the Surviving Entity shall not be required to pay, in excess of 300 % of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy. If the Company or the Surviving Entity for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Entity to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase the maximum coverage available for such amount.

(e) The Covered Persons (and their successors and heirs) are intended express third party beneficiaries of this Section 8.5, and this Section 8.5 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby, except pursuant to a termination of this Agreement pursuant to Section 10.1. All rights under this Section 8.5 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

(f) In the event the Surviving Entity (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 8.5.

Section 8.6 Takeover Statutes. The Parties and their respective board of directors (or equivalent) shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute (or any similar provisions in the Company Governing Documents and the Parent Governing Documents) is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute (or any similar provisions in the Company Governing Documents and the Parent Governing Documents) is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute (or any similar provisions in the Company Governing Documents and the Parent Governing Documents) on the Merger and the other Transactions.

Section 8.7 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Entity to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 8.8 Rule 16b-3. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) and acquisitions of Parent equity securities (including derivative securities) by any Person who is or will after the Effective time be, a covered Person of the Surviving Entity for purposes of Section 16, which dispositions and acquisitions include the conversions contemplated under Section 4.4 hereto, to be an exempt transaction for purposes of Section 16.

Section 8.9 Control of Operations. Without limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations; and (b) (i) nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations prior to the Effective Time, and (ii) prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 8.10 Security Holder Litigation. The Company shall promptly notify Parent, and Parent shall promptly notify the Company, of any Legal Proceeding related to this Agreement, the Merger or the other Transactions threatened or brought against the Company, its directors and/or officers by security holders of the Company (a “Company Transaction Litigation”), on the one hand, or Parent, its directors and/or officers by security holders of Parent, on the other hand (a “Parent Transaction Litigation” and each such action, a “Transaction Litigation”); provided, that in no event shall Company Transaction Litigation, Parent Transaction Litigation or

Transaction Litigation include any Legal Proceedings in which the Company and Parent are adverse parties. The Company shall provide Parent a reasonable opportunity to participate in (but, subject to Section 7.1(b)(xi), not control), the defense of a Company Transaction Litigation and Parent shall provide the Company a reasonable opportunity to participate in (but, subject to Section 7.2(b)(xi), not control), the defense of a Parent Transaction Litigation, including, in each case and without limitation, the opportunity to review material communications and participate in material meetings with opposing counsel or any Governmental Entity in connection with a Transaction Litigation. Except to the extent required by applicable Law, the Company, on the one hand, and Parent, on the other hand, shall not enter into any settlement agreement, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of Parent or the Company, as applicable (which consent shall not be unreasonably withheld).

Section 8.11 Stock Exchange Listing. Parent shall use its best efforts to cause the Parent Common Shares to be issued in connection with the Merger to be authorized and approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 8.12 Financing Cooperation.

(a) During the period from the date of this Agreement to the Effective Time, the Parties shall cooperate in good faith to implement any necessary, appropriate or desirable arrangements in connection with their respective indentures, credit agreement and other documents governing or relating to Indebtedness, in each case, with respect to any financing matters in connection with the Transactions.

(b) The Parties acknowledge and agree that, prior to the Effective Time, it may be necessary for Parent and/or the Company to enter into financing transactions (including the retirement of existing Indebtedness and/or producing amendments, modifications or consents in relation to existing Indebtedness) for the purposes of obtaining consent for any “change of control” (or equivalent transaction) that may arise as a result of the Transactions or to otherwise modify, prepay or repay such Indebtedness to accommodate the legal and operational needs of the Parties as a result of the Transactions (any such financing transaction, a “Pre-Merger Financing Transaction”). In connection with any Pre-Merger Financing Transaction, each of the Company (with respect to itself and its Subsidiaries) and Parent (with respect to itself and its Subsidiaries) agree, to the extent requested in writing by the other, to cooperate with respect to, and use their reasonable best efforts to provide such information to the other as may be necessary or desirable in connection with, the structuring, marketing and execution of any Pre-Merger Financing Transaction, including (A) participating in a reasonable number of meetings and due diligence sessions in connection with any Pre-Merger Financing Transaction to be held at times mutually agreed by the Parties and which participation may be by videoconference, (B) assisting with the preparation of any portion of the disclosure in relation to any Pre-Merger Financing Transaction that relates to the Merger or the transactions contemplated by this Agreement (including any financial information and operational data); provided that no Party shall be required to deliver any pro forma, projected or forward looking information (other than financial information necessary for the preparation of pro forma financial statements) and (C) delivering, or procuring the delivery of, such information, certificates, representation letters and other documents as may be reasonably necessary for the closing of any such Pre-Merger Financing Transaction.

(c) Notwithstanding anything to the contrary in this Section 8.12, neither the Company nor Parent shall be required to disclose any information pursuant to this Section 8.12 to the extent that (A) in the reasonable good faith judgment of such Party, the information is subject to confidentiality obligations to a third party or (B) disclosure of any such information or document would result in the loss of attorney-client privilege, attorney work product or other relevant legal privilege; provided that, with respect to clauses (A) through (B) of this Section 8.12, the Company or Parent, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other Party and (3) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without jeopardizing such privilege.

(d) Notwithstanding anything to the contrary in this Section 8.12, neither the Company nor Parent shall be (A) obligated to provide any financial (or other) information that (1) is not produced in the ordinary course of business, (2) is not required to be provided pursuant to the terms of the documentation governing the Indebtedness of such Party, or (3) cannot be produced or provided without unreasonable cost or expense; (B) required to take any action other than at such other Party’s request and with reasonable prior notice; (C) required to take any action that would conflict with, violate or result in a breach of or default under its organizational documents or any material contract or law to which it or its property is bound; (D) required to take any action that could subject any director, manager, officer or employee of such Party to any actual or potential personal liability; (E) required to take any action that it determines in good faith would unreasonably interfere with the ongoing commercial operations of such Party and its Subsidiaries; (F) required to take any action to the extent it could cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing set forth in Article IX to fail to be satisfied or otherwise cause any breach of this Agreement; and (G) required to deliver or cause the delivery of any legal opinions or accountants’ comfort letters or reliance letters in connection with any Pre-Merger Financing Transaction.

(e) Parent and the Company shall reasonably cooperate (i) to obtain customary payoff letters from the holders of any Indebtedness which the Parties reasonably determine to be necessary or advisable to repay in connection with the Merger and (ii) to make arrangements for such holders of Indebtedness to deliver to Parent, subject to the prior receipt of the applicable payoff amounts, releases of all related Liens and terminations of all related guarantees at, and subject to the occurrence of, the Closing.

(f) Notwithstanding the foregoing, it is expressly understood and agreed that the Parties’ obligation to consummate the Merger and the Transactions are not subject to a financing condition or contingent upon the results of either Party’s efforts to consummate any Pre-Merger Financing Transaction.

(g) Notwithstanding anything to the contrary in this Agreement, any breach of or non-compliance with this Section 8.12 by the Parties shall not be taken into account in determining whether the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article IX have been satisfied, and the sole remedy for a breach of this Section 8.12 shall be the rights of specific performance set forth in Section 11.11.

ARTICLE IX

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 9.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Shareholder Approval. Each of the Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) HSR Act. Any applicable waiting period under the HSR Act with respect to the Merger shall have expired or been terminated.

(c) Statutes; Court Orders. (i) No Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction and be in effect which prohibits or makes illegal the consummation of the Merger, and (ii) there shall be no temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by any Governmental Entity of competent jurisdiction and be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Merger.

(d) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced by the SEC and not withdrawn.

(e) Listing. The Parent Common Shares to be issued in the Merger shall have been authorized and approved for listing on the NYSE, subject only to official notice of issuance.

Section 9.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in Article V (other than the Company Fundamental Representations, the Company Fundamental Representations – De Minimis and the first sentence of Section 5.8) shall be true and correct as of the Closing (without giving effect to any “material,” “materiality,” “Company Material Adverse Effect” or similar phrases, except that the word “material” in the definition of “Company Material Contract” shall not be disregarded) as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where the failure of any such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) (A) the Company Fundamental Representations shall be true and correct in all material respects on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), and (B) the Company Fundamental Representations – De Minimis shall be true and correct in all respects (except for inaccuracies that, in the aggregate, result in a de minimis increase in the total fully diluted equity capitalization of the Company), and on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)); and (iii) the representations and warranties of the Company contained in the first sentence of Section 5.8 shall be true and correct in all respects as of the Closing.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred that is continuing.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate of the Company executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

(e) REIT Opinion. Parent shall have received a written tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP (or other nationally recognized Tax counsel as may be reasonably acceptable to Parent and the Company) (“Company REIT Counsel”), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, beginning with its taxable year ended December 31, 2018 and through its taxable year ending immediately prior to the Effective Time, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 7.3(a)(iii) and subject to customary exceptions, assumptions and qualifications, provided that Parent is given a reasonable opportunity to review such representations and finds them reasonably acceptable).

(f) Section 368 Opinion. Parent shall have received the opinion of Wachtell, Lipton, Rosen & Katz (or other nationally recognized Tax counsel reasonably acceptable to Parent and the Company) (“Parent Tax Counsel”), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such opinion will be subject to customary exceptions, assumptions and qualifications, and in rendering such opinion, Parent Tax Counsel may require and rely upon representations contained in certificates of officers of Parent and the Company delivered pursuant to Section 7.3(a)(iv) and Section 7.3(b)(iv).

Section 9.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub contained in Article VI (other than the Parent Fundamental Representations, the Parent Fundamental Representations – De Minimis and the first sentence of Section 6.8) shall be true and correct as of the Closing (without giving effect to any “material,” “materiality,” “Parent Material Adverse Effect” or similar phrases, except that the word “material” in the definition of “Parent Material Contract” shall not be disregarded) as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where the failure of any such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) (A) the Parent Fundamental Representations shall be true and correct in all material respects on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), and (B) the Parent Fundamental Representations – De Minimis shall be true and correct in all respects (except for inaccuracies that, in the aggregate, result in a de minimis increase in the total fully diluted equity capitalization of Parent), and on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)); and (iii) the representations and warranties of Parent and Merger Sub contained in the first sentence of Section 6.8 shall be true and correct in all respects as of the Closing.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) No Material Adverse Effect. Since the date of this Agreement, no Parent Material Adverse Effect shall have occurred that is continuing.

(d) Officer Certificate. Parent shall have delivered to the Company a certificate of Parent executed by a duly authorized officer thereof, on behalf of Parent and Merger Sub and dated as of the Closing Date, stating that the conditions in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been satisfied.

(e) REIT Opinion. The Company shall have received a written tax opinion of Vinson & Elkins LLP (or other nationally recognized Tax counsel as may be reasonably acceptable to the Company and Parent) (“Parent REIT Counsel”), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, beginning with its taxable year ended December 31, 2018, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of organization and operation will enable Parent to continue to satisfy the requirements for qualification and taxation as a REIT under the Code for its taxable year which includes the Closing Date and thereafter (which opinion shall be based upon the representation letters described in Section 7.3(a)(iii) and Section 7.3(b)(iii) and subject to customary exceptions, assumptions and qualifications, provided that the Company is given a reasonable opportunity to review such representations and finds them reasonably acceptable).

(f) Section 368 Opinion. The Company shall have received the opinion of Latham & Watkins LLP (or other nationally recognized tax counsel reasonably acceptable to the Company and Parent) (“Company Tax Counsel”), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such opinion will be subject to customary exceptions, assumptions and qualifications, and in rendering such opinion, Company Tax Counsel may require and rely upon representations contained in certificates of officers of Parent and the Company delivered pursuant to Section 7.3(a)(iv) and Section 7.3(b)(iv).

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval or Parent Shareholder Approval, if applicable) only as follows:

(a) by mutual written consent of Parent and the Company;

(b) by Parent (provided that Parent is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b)), if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b) and (ii) is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of written notice thereof by the Company from Parent or (y) three (3) Business Days before the Outside Date;

(c) by the Company (provided that the Company is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b)), if Parent or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b) and (ii) is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of written notice thereof by Parent from the Company or (y) three (3) Business Days before the Outside Date;

(d) by either Parent or the Company, if the Effective Time shall not have occurred by 11:59 p.m., New York time, on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to any Party if a material breach by such Party of any of its obligations under this Agreement has resulted in the failure of the Effective Time to have occurred on or before the Outside Date; provided, further, that (i) if all of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied only at the Closing, which conditions shall be capable of being satisfied) are satisfied or are waived on a date that occurs on or prior to the Outside Date but (ii) the Closing would thereafter occur in accordance with Section 2.2 on a date (the “Specified Date”) that occurs within two (2) Business Days after such Outside Date, then the Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the Outside Date for purposes of this Agreement; provided, further, that if the condition set forth in Section 9.1(b) has not been satisfied or waived on or prior to the third Business Day prior to the Outside Date, but all of the other conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied only at the Closing, which conditions shall be capable of being satisfied) have been satisfied or waived on or prior to such date, then the Outside Date shall be automatically extended until 11:59 p.m., New York time, on the date that is ninety (90) calendar days after the original Outside Date (or such other date and time as may be otherwise agreed by the Company and Parent in writing);

(e) by the Company at any time prior to the receipt of the Parent Shareholder Approval, if the Parent Board shall have effected a Parent Adverse Recommendation Change;

(f) by Parent at any time prior to the receipt of the Company Stockholder Approval, if the Company Board shall have effected a Company Adverse Recommendation Change;

(g) by either the Company or Parent if a Governmental Entity of competent jurisdiction, shall have issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger or other Transactions; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(g) shall not be available to any Party if a material breach by such Party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the issuance of such order, decree or ruling;

(h) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

(i) by either the Company or Parent, if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken.

Section 10.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement in accordance with Section 10.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, the Clean Team Agreement this Section 10.2 and Section 11.3 through Section 11.11 shall survive such termination; provided, however, nothing herein shall relieve any Party from liability for fraud or a Willful Breach of its covenants or agreements set forth in this Agreement prior to such termination.

(b) In the event that:

(i) the Company shall terminate this Agreement pursuant to Section 10.1(e), then Parent shall pay to the Company the Parent Termination Fee as directed by the Company by wire transfer of same day funds, within two (2) Business Days after such termination;

(ii) Parent shall terminate this Agreement pursuant to Section 10.1(f), then the Company shall pay to Parent the Company Termination Fee as directed by Parent by wire transfer of same day funds, within two (2) Business Days after such termination;

(iii) (A) after the date hereof and prior to the Parent Shareholder Meeting a bona fide Competing Proposal with respect to Parent shall have been publicly announced or shall have become publicly disclosed and shall not have been publicly withdrawn prior to the date that is at least ten (10) Business Days prior to the Parent Shareholders Meeting, (B) thereafter this Agreement is terminated (1) by Parent or the Company pursuant to Section 10.1(d) (if the Parent Shareholder Approval has not theretofore been obtained) or pursuant to Section 10.1(i) or (2) by the Company pursuant to Section 10.1(c) due to a material breach by Parent of its obligations under this Agreement, and (C) prior to the date that is nine (9) months after the date of such termination, Parent or any of its Subsidiaries either (1) consummates a transaction of a type set forth in the definition of “Competing Proposal” or (2) enters into a definitive agreement with respect to a Competing Proposal that is subsequently consummated (before or after the end of the nine (9) month period), then Parent shall, on the second (2nd) Business Day after such transaction is consummated, pay to the Company the Parent Termination Fee as directed by the Company by wire transfer of same day funds (provided that, for purposes of this clause (C), each reference to “20%” in the definition of “Competing Proposal” shall be deemed to be a reference to “50%”); or

(iv) (A) after the date hereof and prior to the Company Stockholder Meeting a bona fide Competing Proposal with respect to the Company shall have been publicly announced or shall have become publicly disclosed and shall not have been publicly withdrawn prior to the date that is at least ten (10) Business Days prior to the Company Stockholders Meeting, (B) thereafter this Agreement is terminated (1) by Parent or the Company pursuant to Section 10.1(d) (if the Company Stockholder Approval has not theretofore been obtained) or pursuant to Section 10.1(h) or (2) by Parent pursuant to Section 10.1(b) due to a material breach by the Company of its obligations under this Agreement, and (C) prior to the date that is nine (9) months after the date of such termination, the Company or any of its Subsidiaries either (1) consummates a transaction of a type set forth in the definition of “Competing Proposal” or (2) enters into a definitive agreement with respect to a Competing Proposal that is subsequently consummated (before or after the end of the nine (9) month period), then the Company shall, on the second (2nd) Business Day after such transaction is consummated, pay to Parent the Company Termination Fee as directed by Parent by wire transfer of same day funds (provided that, for purposes of this clause (C), each reference to “20%” in the definition of “Competing Proposal” shall be deemed to be a reference to “50%”).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i) under no circumstances shall Parent be required to pay the Parent Termination Fee on more than one occasion and under no circumstances shall the Company be required to pay the Company Termination Fee on more than one occasion;

(ii) if this Agreement is terminated under circumstances in which the Company is required to pay the Company Termination Fee pursuant to Section 10.2(b)(ii) or Section 10.2(b)(iv) and the Company Termination Fee is paid to Parent (or its designee), the payment of the Company Termination Fee will be Parent and Merger Sub’s sole and exclusive remedy against the Company arising out of or relating to this Agreement, except for the right to seek monetary damages in the case of fraud or a Willful Breach of this Agreement by the Company prior to the valid termination of this Agreement; and

(iii) if this Agreement is terminated under circumstances in which Parent is required to pay the Parent Termination Fee pursuant to Section 10.2(b)(i) or Section 10.2(b)(iii) and the Parent Termination Fee is paid to the Company (or its designee), the payment of the Parent Termination Fee will be the Company’s sole and exclusive remedy against Parent and Merger Sub arising out of or relating to this Agreement, except for the right to seek monetary damages in the case of fraud or a Willful Breach of this Agreement by Parent prior to the valid termination of this Agreement.

(d) Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such amounts are due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amounts would otherwise be impossible to calculate with precision, and (iii) without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if either Parent or the Company fails to timely pay any amount due pursuant to this Section 10.2 and, in order to obtain such payment, the other Party commences a suit that results in a judgment against Parent or the Company, as applicable, for the payment of any amount set forth in this Section 10.2, Parent or the Company, as applicable, shall pay the other Party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal, Eastern Edition on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(e) In the event that Parent is obligated to pay the Company the Parent Termination Fee or the Company is obligated to pay Parent the Company Termination Fee, Parent or the Company, as applicable, shall pay to the other Party from the Parent Termination Fee or Company Termination Fee, as applicable, deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Parent Termination Fee or Company Termination Fee, as applicable, and (ii) the sum of (A) the maximum amount that can be paid to such other Party (or its designee) without causing such other Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (I) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by such other Party’s independent certified public accountants (taking into account any known or anticipated income of such other Party which is not Qualifying Income and any appropriate “cushion” as determined by such accountants), plus (B) in the event such other Party receives either (1) a letter from such other Party’s counsel or accountants indicating that such other Party has received a ruling from the IRS described in Section 10.2(f)(ii) or (2) an opinion from such other Party’s outside counsel as described in Section 10.2(f)(ii), an amount equal to the excess of the Parent Termination Fee or Company Termination Fee, as applicable, less the amount payable under clause (A) above. To secure Parent or the Company’s obligation to pay these amounts, as applicable, Parent or the Company, as applicable, shall deposit into escrow an amount in cash equal to the Parent Termination Fee or Company Termination Fee, as applicable, with an escrow agent selected by Parent or the Company, as applicable (that is reasonably satisfactory to the other Party) and on such terms (subject to Section 10.2(f)) as shall be mutually agreed in good faith upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Parent Termination Fee or Company Termination Fee, as applicable, pursuant to this Section 10.2(e) shall be made, at the time Parent or the Company is obligated to pay the other Party such amount pursuant to Section 10.2, by wire transfer of immediately available funds.

(f) The escrow agreement shall provide that the Parent Termination Fee or Company Termination Fee, as applicable, in escrow or any portion thereof shall not be released to Parent or the Company, as applicable (or its designee), unless the escrow agent receives any one or combination of the following: (i) a letter from such Party’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to such Party (or its designee) without causing such Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from such Party’s accountants revising that amount, in which case the escrow agent shall release such amount to such Party (or its designee), or (ii) a letter from such Party’s counsel or accountants indicating that such Party received a ruling from the IRS holding that the receipt by such Party (or its designee) of the Parent Termination Fee or Company Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that such Party’s outside counsel has rendered a legal opinion to the effect that the receipt by such Party (or its designee) of the Parent Termination Fee or Company Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Parent Termination Fee or Company Termination Fee, as applicable, to such Party (or its designee). Each of Parent and the Company agrees to amend this Section 10.2(f) at the reasonable request of the other Party in order to (x) maximize the portion of the Parent Termination Fee or Company Termination Fee, as applicable, that may be distributed to such other Party (or its designee) hereunder without causing such other Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve such other Party’s chances of securing a favorable ruling described in this Section 10.2(f) or (z) assist such other Party in obtaining a favorable legal opinion from its outside counsel as described in this Section 10.2(f). The escrow agreement shall also provide that any portion of the Parent Termination Fee or Company Termination Fee, as applicable, that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of Section 10.2(e) and Section 10.2(f); provided, that the obligation of Parent or the Company, as applicable, to pay the unpaid portion of the Parent Termination Fee or Company Termination Fee, as applicable, shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement and any such unpaid portion shall be released as soon as possible by the escrow agent to Parent (in the case such funds are related to a Parent Termination Fee) or to the Company or its designees (in the case such funds are related to a Company Termination Fee), as applicable. Parent (in the case of the Parent Termination Fee) or the Company (in the case of the Company Termination Fee) shall not bear any cost of or have liability resulting from the escrow agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval or Parent Shareholder Approval, as applicable, by written agreement of the Parties (by action taken by their respective board of directors, managers or members, as applicable); provided, however, that after the approval of the Merger by the stockholders of the Company or approval by shareholders of Parent of the issuance of Parent Common Shares in the Merger, no amendment shall be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties that expressly refers to this Agreement.

(b) At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable, that expressly refers to this Agreement. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 11.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 11.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 11.3 Expenses. All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent and the Company shall share equally, whether or not the Merger or any other Transaction is consummated, all direct out-of-pocket costs (excluding the fees and expenses of each Party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred in connection with (a) printing, filing and mailing the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Joint Proxy Statement, (b) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees), and (c) the Exchange Agent. Notwithstanding anything to the contrary contained herein, but subject to Section 4.2(b)(iii), upon consummation of the Merger, Parent and the Surviving Entity shall pay the amount of any Transfer Taxes.

Section 11.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), sent by electronic mail (without receipt of a delivery failure notice) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Company, to:

PotlatchDeltic Corporation

601 West 1st Avenue, Suite 1600

Spokane, Washington 99201

Attention: Michele Tyler

E-mail: [***]

with a copy to:

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111

Attention: Tad Freese; Tessa Bernhardt; Darren Guttenberg

E-mail: Tad.Freese@lw.com; Tessa.Bernhardt@lw.com;

Darren.Guttenberg@lw.com

and

if to Parent or Merger Sub, to:

Rayonier Inc.

1 Rayonier Way

Wildlight, FL 32097

Attention: Mark R. Bridwell

E-mail: [***]

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam

E-mail: DKLam@wlrk.com

Section 11.5 Counterparts. This Agreement may be executed manually or electronically by email by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com) (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. This Agreement shall become effective when each Party shall have received a counterpart hereof signed (including by electronic signature) by all of the other Parties. Until and unless each Party has received a counterpart hereof signed (including by electronic signature) by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 11.6 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter), the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be amended so that until the termination of this Agreement in accordance with Section 10.1 hereof, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 8.4 and Section 8.5 (which, from and after the Effective Time shall be for the benefit of the Covered Persons), neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement or the Clean Team Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder. Notwithstanding the preceding sentence, following the Effective Time, the provisions of Article III shall be enforceable by holders of shares of Company Common Stock solely to the extent necessary to receive the Merger Consideration to which such holders are entitled thereunder and by holders of Company Equity Awards solely to the extent necessary to receive the amounts to which such holders are entitled thereunder.

Section 11.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 11.8 Governing Law; Jurisdiction.

(a) This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to conflicts of laws principles (whether of the State of Delaware or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Delaware).

(b) All Legal Proceedings and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of the Chosen Courts for the purpose of any Legal Proceeding arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such action or proceeding except in such courts, (iii) agrees that any claim in respect of any such action or proceeding may be heard and determined in any such court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Parties agrees that a final judgment in any such action or proceeding in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 11.9 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.9.

Section 11.10 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 11.11 Enforcement; Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 11.11, including the limitations set forth in Section 11.11(c), it is agreed that prior to the termination of this Agreement pursuant to Article X, the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

(c) The Parties’ right of specific enforcement is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 11.11. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 11.11.

(d) The Parties acknowledge and agree that time is of the essence and that the Parties would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms, including but not limited to as a result of any dispute over the Parties’ obligations to consummate the Transactions. To the extent either party hereto brings any action to enforce specifically the performance of the terms and provisions of this Agreement in accordance with this Section 11.11, the Outside Date shall automatically be extended by (i) the amount of time during which such action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

RAYONIER INC.

By:	/s/ Mark D. McHugh
Name: Mark D. McHugh
Title: President and Chief Executive Officer

REDWOOD MERGER SUB, LLC

By:	/s/ Mark D. McHugh
Name: Mark D. McHugh
Title: President

Signature Page to Agreement and Plan of Merger

POTLATCHDELTIC CORPORATION

By:	/s/ Eric J. Cremers
Name: Eric J. Cremers
Title: President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

EXHIBIT A

FORM OF AMENDED AND RESTATED BYLAWS

BYLAWS

OF

[•]

AS AMENDED AND RESTATED EFFECTIVE [•], 202[•]

BYLAWS

OF

[•]

ARTICLE 1 — OFFICES

Section 1. Offices. The principal office of the Corporation may be located at such place as the Board of Directors may fix from time to time. The Corporation may have offices at such other places, either within or without the State of North Carolina, as the Board of Directors may from time to time determine.

ARTICLE 2 — MEETINGS OF SHAREHOLDERS

Section 1. Place of Meeting. Meetings of Shareholders shall be held at such places, either within or without the State of North Carolina, as shall be fixed by the Board of Directors and designated in the notice of the meeting.

Section 2. Annual Meeting. The annual meeting of Shareholders shall be held on such date and at such time as the Board of Directors shall determine each year in advance thereof, for the purpose of electing Directors of the Corporation and the transaction of such other business as may be a proper subject for action at the meeting. Notwithstanding anything in these Bylaws to the contrary, no business shall be transacted at an annual meeting of Shareholders except such business as shall be (a) specified in the notice of meeting given as provided in Article 2, Section 4, (b) otherwise brought before the meeting by or at the direction of the Board of Directors or any committee thereof, or (c) otherwise brought before the meeting by a Shareholder who (i) was a Shareholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving the notice provided for in Article 2, Section 7 regarding Shareholder proposals or Article 3, Section 6 regarding nominations of Directors, and at the time of the meeting, (ii) is entitled to vote at the meeting, and (iii) has complied with the procedure set forth in Article 2, Section 7 or Article 3, Section 6 as to such business. Except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”) and included in the notice of meeting given as provided in Article 2, Section 4, the foregoing clause (c) shall be the exclusive means for a Shareholder to propose business to be brought before an annual meeting of Shareholders. If the chairman of the annual meeting determines that any business was not properly brought before the meeting in accordance with the provisions prescribed by these Bylaws, he shall so declare at the meeting and to the extent permitted by law any such business not properly brought before the meeting shall not be transacted.

Section 3. Special Meetings. Special meetings of the Shareholders shall be held at such places and times as determined by the Board of Directors in their discretion as provided in the Articles of Incorporation.

Section 4. Notice of Meetings. At least 10 and no more than 60 days prior to any annual or special meeting of Shareholders, the Corporation shall notify Shareholders of the date, time and place of the meeting and, in the case of a special meeting or where otherwise required by the Articles of Incorporation or by law, shall briefly describe the purpose or purposes of the meeting. The only matters that may be brought before a special meeting are the matters specified in the Corporation’s notice of meeting given by or at the direction of the Board of Directors or any committee thereof. Unless otherwise required by the Articles of Incorporation or by law, the Corporation shall be required to give notice only to Shareholders entitled to vote at the meeting. If an annual or special Shareholders’ meeting is adjourned to a different date, time or place, notice thereof need not be given if the new date, time or place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is fixed pursuant to Article 7, Section 5 hereof, notice of the adjourned meeting shall be given to persons who are Shareholders as of the new record date. Notice may be given either by personal delivery, or by telegraph, teletype, facsimile transmission or other form of electronic communication or by mail or private carrier. If mailed, notice shall be deemed to be effective when deposited in the United States mail with postage thereon prepaid, correctly addressed to the Shareholder’s address shown in the Corporation’s current record of Shareholders; provided, however, that notice is not required to be given to a Shareholder if (a) notice of two consecutive annual meetings, and all notices of meetings during the period between those two consecutive annual meetings, have been sent to the Shareholder at the Shareholder’s address as shown in the Corporation’s current record of Shareholders and have been returned undeliverable; or (b) all, but not less than two, payments of dividends on securities during a 12-month period, or two consecutive payments of dividends on securities during a period of more than 12 months, have been sent to the Shareholder at the Shareholder’s address as shown on the Corporation’s current record of Shareholders and have been returned undeliverable. If any Shareholder delivers to the Corporation a written notice setting forth the Shareholder’s current address, the requirement that notice be given to the Shareholder shall be reinstated.

Section 5. Quorum. Except as may be provided in the terms of a series of Preferred Stock, a majority of the votes entitled to be cast by a voting group on a matter, represented in person or by proxy at a meeting of Shareholders, shall constitute a quorum for that voting group for any action on that matter, unless quorum requirements are otherwise fixed by a court of competent jurisdiction acting pursuant to Section 55-7-03 of the North Carolina Business Corporation Act (the “NCBCA”). Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment thereof, unless a new record date is or must be set for the adjournment. Action may be taken by a voting group at any meeting at which a quorum of that voting group is represented, regardless of whether action is taken at that meeting by any other voting group. In the absence of a quorum at the opening of any meeting of Shareholders, such meeting may be adjourned from time to time by a vote of the majority of the shares voting on the motion to adjourn.

Section 6. Voting of Shares. Except as otherwise provided by the Articles of Incorporation or by law, each outstanding share of voting capital stock of the Corporation shall be entitled to one vote on each matter submitted to a vote at a meeting of the Shareholders. Action on a matter by a voting group for which a quorum is present is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the vote of a greater number is required by law, by the Articles of Incorporation, by rules of any exchange on which the voting group’s stock is listed or by Section 55-10-03(c) of the NCBCA. Voting on all matters shall be by ballot vote. Either the Board of Directors or the Chairman of the meeting may appoint one or more voting inspectors, each of whom shall take an oath to execute his duties impartially and to the best of his ability. The voting inspectors shall, by majority vote, resolve all questions regarding voting of shares, including the number of shares outstanding, the voting power of each, the shares represented at the meeting, the qualification of voters, the validity of proxies, the existence of a quorum as to any voting group, and the acceptance, rejection and tabulation of votes.

Section 7. Shareholder Proposals.

(a) For business proposed by a Shareholder (other than Director nominations) to be properly brought before an annual Shareholders meeting, the Shareholder must provide timely notice thereof in writing to the Secretary of the Corporation and must provide any updates or supplements to such notice as required by this Section 7, and any such proposed business must constitute a proper matter for Shareholder action. To be timely, a Shareholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual Shareholders meeting; provided, however, in the event the date of the annual Shareholders meeting is more than 30 days before or more than 60 days after the first anniversary of the preceding year’s annual Shareholders meeting, notice by a Shareholder must be so delivered, or mailed and received, not less than 90 days prior to such annual meeting and not more than 120 days prior to such annual meeting or, if later, the 10th day following the day on which public notice of the date of such annual meeting was first given. In no event shall any adjournment of an annual meeting or the announcement thereof commence a new time period for the giving of a Shareholder’s notice as described above.

(b) Such Shareholder’s notice shall set forth:

(i) (A) a reasonably brief description of the business proposed to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of the Shareholder and any beneficial owner on whose behalf the proposal is made, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration), and (C) a reasonably detailed description of all agreements, arrangements and understandings between such Shareholder and beneficial owner, if any, and any other person or entity (including their names) in connection with the proposal of such business by such Shareholder.

(ii) as to the Shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (each a “Proposing Person”): (A) the name and address of such Proposing Person, as they appear on the Corporation’s books; (B)(1) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially (within the meaning of Rule 13d-3 under the Exchange Act) and of record by such Proposing Person, except that such persons shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such person has a right to acquire beneficial ownership at any time in the future; (2) any derivative positions held or beneficially held and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short positions or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss to or manage risk of stock price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of capital stock of the Corporation (any of the foregoing, a “Short Interest”); and (3) any rights to dividends on the shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, if any, as of the date of such notice; including in each case and without limitation any such interests held by members of Proposing Person’s immediate family sharing the same household; (4) any performance-related fees (other than an asset-based fee) that such Proposing Person is entitled to based on any increase or decrease in the value of shares of the Corporation or derivative instruments, if any, including, without limitation, any such interests held by members of the immediate family sharing the same household of such Proposing Person, (5) any significant equity interests or any derivative instruments or Short Interests in any principal competitor of the Corporation held by such Proposing Person and (6) any direct or indirect interest of Proposing Person in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); (C) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal pursuant to Section 14(a) of the Exchange Act; (D) a representation that the Shareholder is a holder of record of stock of the Corporation entitled to vote at the annual meeting and intends to appear in person or through a qualified representative at the meeting to make such proposal; and (E) a representation whether the Proposing Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or otherwise solicit proxies from Shareholders in support of such proposal. For purposes of the foregoing clause (D), to be considered a qualified representative of the Shareholder, a person must be a duly authorized officer, manager or partner of such Shareholder or must be authorized by a writing executed by such Shareholder or an electronic transmission delivered by such Shareholder to act for such Shareholder as proxy at the annual meeting and such person must produce evidence of such authority (which may be through a reliable reproduction) at the annual meeting.

(c) A Proposing Person shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 7 shall be true and correct as of the record date for the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof. Such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than 5 business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date) and not later than 8 business days prior to the date of the meeting or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof), if practicable (or, if not practicable, on the earliest practicable day prior to the date of the meeting or any adjournment or postponement thereof).

(d) Notwithstanding anything in these Bylaws to the contrary, no business proposed by a Proposing Person (other than Director nominations) shall be conducted at an annual meeting except in accordance with this Section 7. The chairman of the annual Shareholders meeting shall, if the facts warrant, determine and declare to the meeting that a proposal was not made in accordance with the provisions prescribed by these Bylaws, and if the chairman should so determine, the chairman shall so declare to the meeting and the defective proposal shall be disregarded.

(e) This Section 7 is expressly intended to apply to any business proposed by a Shareholder (other than Director nominations) to be brought before an annual Shareholders meeting other than any proposal properly made pursuant to Rule 14a-8 under the Exchange Act and included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Nothing in this Section 7 shall be deemed to affect the rights of Shareholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8. This Section 7 is further intended to apply to any Shareholder notice delivered in compliance with any inconsistent advance notice requirement mandated by rules or regulations of the Securities and Exchange Commission, except to the extent the provisions of this Section 7 are directly inconsistent with such mandated rules or regulations. In addition to the requirements of this Section 7, a Shareholder shall comply with all applicable requirements of the Exchange Act with regard to business proposed by the Shareholder to be brought before an annual meeting of Shareholders.

(f) For purposes of these Bylaws, “public notice” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Section 8. Postponement of Shareholders’ Meeting. A scheduled annual or special meeting of Shareholders may be postponed by the Board of Directors by public notice given at or prior to the time of the meeting.

Section 9. Shareholders’ List. Before each meeting of Shareholders, the Secretary of the Corporation shall prepare an alphabetical list of the Shareholders entitled to notice of such meeting. The list shall be arranged by voting group (and within each voting group by class or series of shares) and show the address of and number of shares held by each Shareholder. The list shall be kept on file at the principal office of the Corporation, or at a place identified in the meeting notice in the city where the meeting will be held, for the period beginning two business days after notice of the meeting is given and continuing through the meeting, and shall be available for inspection by any Shareholder, personally or by or with his representative, at any time during regular business hours. The list shall also be available at the meeting and shall be subject to inspection by any Shareholder, personally or by or with his representative, at any time during the meeting or adjournment thereof.

ARTICLE 3 — BOARD OF DIRECTORS

Section 1. General Powers. Except as otherwise expressly provided in the Articles of Incorporation or by law, the Board of Directors shall have the exclusive power and authority to direct the management of the business and affairs of the Corporation and shall exercise all corporate powers, and possess all authority, necessary or appropriate to carry out the intent of this provision, and which are customarily exercised by the board of directors of a public company.

Section 2. Number, Term and Qualification. The number, term and qualification of Directors of the Corporation shall be as provided in the Articles of Incorporation.

Section 3. Removal. Directors may be removed from office only for the reasons, if any, specified in the Articles of Incorporation.

Section 4. Vacancies. Vacancies occurring in the Board of Directors shall be filled only as provided in the Articles of Incorporation.

Section 5. Compensation. Compensation for the services of Directors as such shall be determined exclusively by the Board of Directors as provided in the Articles of Incorporation.

Section 6. Nominations for Election of Directors.

(a) Only persons who are nominated in accordance with the provisions set forth in these Bylaws shall be eligible to be elected as Directors at a Shareholders meeting. Nominations of persons for election to the Board of Directors at an annual meeting or at a special meeting (but only for such Director positions as may be specified in the notice of special meeting given as provided in Article 2, Section 4) of Shareholders may be made at such meeting only (i) by or at the direction of the Board of Directors or any committee thereof or (ii) by any Shareholder of the Corporation who (A) is a Shareholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving of notice provided for in this Section 6 and at the time of the meeting, (B) shall be entitled to vote for the election of Directors at the meeting and (C) complies with the notice procedures set forth in this Section 6. The foregoing clause (ii) shall be the exclusive means for a Shareholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or a special meeting.

(b) A Shareholder making such a nomination must provide timely notice thereof in writing to the Secretary of the Corporation and must provide any updates or supplements to such notice as required by this Section 6. To be timely in connection with an annual meeting of Shareholders, a Shareholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual Shareholders meeting; provided, however, in the event the date of the annual Shareholders meeting is more than 30 days before or more than 60 days after the first anniversary of the preceding year’s annual Shareholders meeting, notice by a Shareholder must be so delivered, or mailed and received, not less than 90 days nor more than 120 days prior to such annual meeting or, if later, the 10th day following the date on which public notice of the date of such annual meeting was first made. To be timely in connection with a special meeting of Shareholders for which the election of Directors is a matter specified in the notice of meeting given as provided in Article 2, Section 4 by or at the direction of the Board of Directors or any committee thereof, a Shareholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to such special meeting or, if later, the 10th day following the date on which public notice of the date of such special meeting was first made. In no event shall any adjournment of an annual meeting or a special meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Shareholder’s notice as provided in this paragraph. If a Shareholder intends to solicit proxies for the election of Directors other than the nominees of the Board of Directors (or a committee thereof) in accordance with Rule 14a-19 under the Exchange Act, such Shareholder must comply with the timing requirements in this Section 6(b) for the notice to be timely.

(c) Such Shareholder’s notice shall:

(i) as to each person whom the Shareholder proposes to nominate for election or reelection as a Director: (A) set forth all information relating to such person which is required to be disclosed in solicitations of proxies for the election of Directors in a contested election pursuant to Section 14(a) of the Exchange Act (including such person’s written consent to being named as a nominee and to serving as a Director if elected); (B) set forth a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Shareholder and beneficial owner, if any, and their respective affiliates, associates or others acting in concert therewith, on the one hand, and each proposed nominee and his or her respective affiliates, associates or others acting in concert therewith, on the other hand, including without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K of the Securities and Exchange Commission if the Shareholder making the nomination and any beneficial owner on whose behalf the nomination is made, or any affiliate, associate or other person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and (C) include a complete and signed questionnaire, representation and agreement of such nominee as required by paragraph (d) of this Section 6, and

(ii) as to the Shareholder giving the notice, the beneficial owner, if any, on whose behalf the nomination is made, and any Affiliate (within the meaning of Rule 12b-2 under the Exchange Act) of such Shareholder or beneficial owner (each a “Nominating Person”): (A) set forth the information required by Article 2, Section 7(b)(ii) (substituting the term “Nominating Person” for “Proposing Person” and the term “nomination” for “proposal” therein); and (B) include a written representation as to whether such Nominating Person intends, or is part of a group that intends, to solicit proxies in support of Director nominees other than the nominees of the Board of Directors (or a committee thereof) in accordance with Rule 14a-19 under the Exchange Act; (C) for those Nominating Persons that affirm intent to solicit proxies in accordance with Rule 14a-19 pursuant to the preceding clause (B), include a written agreement (in substantially the form provided by the Secretary upon request), on behalf of such Nominating Person and any group of which such Nominating Person is a member, pursuant to which such Nominating Person acknowledges and agrees that (1) the Corporation shall disregard any proxies or votes solicited for the Nominating Person’s nominees if such Nominating Person (y) notifies the Corporation that such Nominating Person no longer intends, or is part of a group that no longer intends, to solicit proxies in support of Director nominees other than the nominees of the Board (or a committee thereof) in accordance with Rule 14a-19 under the Exchange Act or (z) fails to comply with Rules 14a-19(a)(2) and (3) under the Exchange Act (or with the interpretation of such requirements by the Securities and Exchange Commission with respect to special meetings, if applicable), and (2) if any Nominating Person provides notice pursuant to Rule 14a-19(a)(1) under the Exchange Act, such Nominating Person shall deliver to the Secretary, no later than five business days prior to the applicable meeting, reasonable documentary evidence (as determined by the Corporation or one of its representatives in good faith) that the requirements of Rule 14a-19(a)(3) under the Exchange Act have been satisfied.

(d) To be eligible to be a nominee for election as a Director of the Corporation, the proposed nominee must deliver (in conjunction with, and in accordance with the time periods prescribed for the delivery of a nominating Shareholder’s notice under this Section 6) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such proposed nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that the proposed nominee (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a Director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a Director of the Corporation, with such person’s fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein, and (iii) in such proposed nominee’s individual capacity and on behalf of any person or entity on which behalf the nomination is being made, would be in compliance, if elected as a Director of the Corporation, and will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies, principles and guidelines of the Corporation. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent Director of the Corporation in accordance with the Corporation’s corporate governance principles or that could be material to a reasonable Shareholder’s understanding of the independence, or lack thereof, of such nominee. The Corporation may request that any nominee submit to interviews (which may be conducted via virtual meeting) with the Board of Directors or any committee thereof, and such nominee shall, and the Nominating Person shall cause the nominee to, make himself or herself available for any such interviews within ten business days following the Corporation’s request.

(e) A Nominating Person shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 6 shall be true and correct as of the record date for the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof. Such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than 5 business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date) and not later than 8 business days prior to the date of the meeting or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof), if practicable (or, if not practicable, on the earliest practicable date prior to the date of the meeting or any adjournment or postponement thereof).

(f) Notwithstanding anything in these Bylaws to the contrary, no person shall be eligible for election by the Shareholders as a Director of the Corporation except in accordance with Article 2, Section 2 or this Section 6. The chairman of the annual Shareholders meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the provisions prescribed by these Bylaws and, if the chairman should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded. If (i) any Nominating Person provides notice pursuant to Rule 14a-19(a)(1) under the Exchange Act and (ii) such Nominating Person subsequently either (A) notifies the Corporation that such Nominating Person no longer intends to, or is part of a group that no longer intends to, solicit proxies in support of Director nominees other than the nominees of the Board of Directors (or a committee thereof) in accordance with Rule 14a-19 under the Exchange Act or (B) fails to comply with the requirements of Rules 14a-19(a)(2) and (3) under the Exchange Act (or with the interpretation of such requirements by the Securities and Exchange Commission), then the Corporation shall disregard any proxies or votes solicited for the Nominating Person’s nominees, notwithstanding that proxies or votes in favor thereof may have been received by the Corporation.

(g) Except as otherwise required by law, nothing in this Section 6 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other shareholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director submitted by a Shareholder. Any Nominating Person or any person or entity acting on behalf of a Nominating Person directly or indirectly soliciting proxies from other Shareholders must use a proxy card other than white, which shall be reserved for the exclusive use by the Board of Directors.

(h) As provided in Article V, Section (b) of the Corporation’s Amended and Restated Articles of Incorporation, if the number of nominees exceeds the number of directors to be elected at any meeting for the election of directors at which a quorum is present, the directors shall be elected by a vote of the plurality of the shares represented and entitled to vote at such meeting. Such plurality vote standard shall also apply if, on the record date for such meeting, the number of nominees exceeds the number of directors to be elected, even if as of the meeting date the number of nominees is less than or equal to the number of directors to be elected.

(i) Notwithstanding the foregoing provisions of this Section 6, a Shareholder shall also comply with all applicable requirements of the Exchange Act with regard to the matters set forth in this Section 6. This Section 6 shall apply to any Shareholder notice delivered in compliance with any inconsistent advance notice requirement mandated by rules or regulations of the Securities and Exchange Commission, except to the extent that the provisions of this Section 6 are directly inconsistent with such mandated rules or regulations. Without limitation the foregoing provisions of this Section 6 shall not apply to any Director who is nominated and elected under specified circumstances by holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation.

ARTICLE 4 — MEETINGS OF DIRECTORS

Section 1. Annual and Regular Meetings. All annual and regular meetings of the Board of Directors shall be held at such places and times as determined by the Board of Directors in their discretion as provided in the Articles of Incorporation.

Section 2. Special Meetings. Special meetings of the Board of Directors shall be held at such places and times as determined by the Board of Directors in their discretion as provided in the Articles of Incorporation.

Section 3. Notice of Meetings. Unless the Board of Directors by resolution determines otherwise in accordance with authority set forth in the Articles of Incorporation, all meetings of the Board of Directors may be held without notice of the date, time, place or purpose of the meeting. The Secretary shall give such notice of any meetings called by the Board by such means of communication as may be specified by the Board. A Director may waive notice before or after the date and time stated in such notice if the Director makes such waiver in writing, signs the waiver and the waiver is filed with the minutes or corporate records of the Corporation. A Director’s attendance at or participation in a meeting waives any required notice to him of the meeting unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 4. Quorum. The percentage of Directors in office specified in the Articles of Incorporation will constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 5. Manner of Acting. Except as set forth in Section 16 of Article 6 of these Bylaws, a majority of Directors who are present at a meeting at which a quorum is present will constitute the required vote to effect any action taken by the Board of Directors.

Section 6. Written Consents. Action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if the action is taken by all members of the Board. The action must be evidenced by one or more unrevoked written consents signed by each Director before or after such action, describing the action taken, and included in the minutes or filed with the corporate records. Action taken without a meeting is effective when the last Director signs the unrevoked consent, unless the unrevoked consents specify a different effective date. A Director’s consent to action may be revoked in a writing signed by the Director and delivered to the Corporation prior to the action becoming effective.

Section 7. Meeting by Communications Device. The Board of Directors may permit Directors to participate in any meeting of the Board of Directors by, or conduct the meeting through the use of, any means of communication by which all Directors participating may simultaneously hear each other during the meeting. A Director participating in a meeting by this means is deemed to be present in person at the meeting.

Section 8. Presumption of Assent. A Director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless (a) he objects at the beginning of the meeting, or promptly upon his arrival, to holding it or to transacting business at the meeting, or (b) his dissent or abstention from the action taken is entered into the minutes of the meeting, or (c) he files written notice of his dissention or abstention with the presiding officer of the meeting before its adjournment or with the Corporation immediately after the adjournment of the meeting. Such right of dissent or abstention is not available to a Director who votes in favor of the action taken.

ARTICLE 5 — COMMITTEES

Section 1. Election and Powers. The Board of Directors may have such committees, with such members who shall have such powers and authority as may be determined by the Board of Directors as provided by the Articles of Incorporation. To the extent specified by the Board of Directors or in the Articles of Incorporation, each committee shall have and may exercise the powers of the Board in the management of the business and affairs of the Corporation, except that no committee shall have authority to do the following:

(a)	Authorize distributions.

(b)	Approve or propose to Shareholders action required to be approved by Shareholders.

(c)	Fill vacancies on the Board of Directors or on any of its committees.

(d)	Amend the Articles of Incorporation.

(e)	Adopt, amend or repeal the bylaws.

(f)	Approve a plan of merger not requiring Shareholder approval.

Section 2. Removal; Vacancies. Unless the Board of Directors by resolution determines otherwise in accordance with authority specified in the Articles of Incorporation, any member of a committee may be removed at any time exclusively by the Board of Directors with or without cause, and vacancies in the membership of a committee as a result of death, resignation, disqualification or removal shall be filled by a majority of the whole Board of Directors.

Section 3. Meetings. The provisions of Article 4 governing meetings of the Board of Directors, action without meeting, notice, waiver of notice and quorum and voting requirements shall apply to the committees of the Board and its members to the extent not otherwise prescribed by the Board in the resolution authorizing the establishment of the committee.

Section 4. Minutes. Each committee shall keep minutes of its proceedings and shall report thereon to the Board of Directors at or before the next meeting of the Board.

ARTICLE 6 — OFFICERS

Section 1. Titles. Pursuant to authority conferred in the Articles of Incorporation, the Board of Directors shall have the exclusive power and authority to elect from time to time such officers of the Corporation, including a Chairman and a President (one of whom shall be the Chief Executive Officer), a Vice Chairman, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, a Chief Financial Officer, a General Counsel, a Controller, a Treasurer, a Secretary, one or more Assistant Controllers, one or more Assistant Treasurers, and one or more Assistant Secretaries, and such other officers as shall be deemed necessary or desirable from time to time. The officers shall have the authority and perform the duties as set forth herein or as from time to time may be prescribed by the Board of Directors. Any two or more offices may be held by the same individual, but no officer may act in more than one capacity where action of two or more officers is required.

The officers of the Corporation may appoint one or more individuals to hold a position which includes one of the titles indicated above. An individual holding such title by virtue of being so appointed rather than by virtue of being elected to such position by the Board of Directors shall not be an officer of the Corporation for purposes of the Articles of Incorporation or these Bylaws, but such individual shall have such duties as may be prescribed by the officer or officers appointing him or her.

Section 2. Election; Removal. Pursuant to authority conferred in the Articles of Incorporation, the officers of the Corporation shall be elected exclusively by or under the authority of the Board of Directors. A duly appointed officer may appoint one or more officers or assistant officers if authorized by the Board of Directors. Officers shall hold office as specified at the time of their election, until their successors are elected and qualify, or until the earlier of their resignation or removal. Pursuant to authority conferred in the Articles of Incorporation, any officer may be removed at any time with or without cause by (a) the Board of Directors, (b) the appointing officer, unless these bylaws or the Board of Directors provide otherwise, or (c) any other officer if authorized by these bylaws or the Board of Directors.

Section 3. Compensation. Pursuant to authority conferred in the Articles of Incorporation, the compensation of the officers shall be fixed by the Board of Directors.

Section 4. General Powers of Officers. Except as may be otherwise provided in these bylaws or in the NCBCA, the Chairman, the Vice-Chairman, the President, any Executive Vice President, any Senior Vice President, any Vice President, the Chief Financial Officer, the General Counsel, the Controller, the Treasurer, the Secretary, or any one of them, may (a) execute and deliver in the name of the Corporation, in the name of any division of the Corporation or in both names any agreement, contract, deed, instrument, power of attorney or other document pertaining to the business or affairs of the Corporation or any division of the Corporation, and (b) delegate to any employee or agent the power to execute and deliver any such agreement, contract, deed, instrument, power of attorney or other document.

Section 5. Chief Executive Officer. The Chief Executive Officer of the Corporation shall report directly to the Board. Except in such instances as the Board may confer powers in particular transactions upon any other officer, and subject to the control and direction of the Board, the Chief Executive Officer shall manage the business and affairs of the Corporation and shall communicate to the Board and any committee thereof reports, proposals and recommendations for their respective consideration or action. He may do and perform all acts on behalf of the Corporation.

Section 6. Chairman. The Chairman shall preside at meetings of the Board of Directors and the Shareholders and shall have such other powers and perform such other duties as the Board may prescribe or as may be prescribed in these bylaws. The Board of Directors may designate the Chairman as an executive or non-executive Chairman.

Section 7. Vice Chairman. The Vice Chairman shall have such powers and perform such duties as the Board or the Chairman (to the extent he is authorized by the Board of Directors to prescribe the authority and duties of other officers) may from time to time prescribe or as may be prescribed in these bylaws.

Section 8. President. The President shall have such powers and perform such duties as the Board and the Chief Executive Officer (to the extent he is authorized by the Board of Directors to prescribe the authority and duties of other officers) may from time to time prescribe or as may be prescribed in these bylaws.

Section 9. Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. The Executive Vice Presidents, Senior Vice Presidents and Vice Presidents shall have such powers and perform such duties as the Board or the Chief Executive Officer (to the extent he is authorized by the Board of Directors to prescribe the authority and duties of other officers) may from time to time prescribe or as may be prescribed in these bylaws.

Section 10. Chief Financial Officer. The Chief Financial Officer shall have such powers and perform such duties as the Board or the Chief Executive Officer (to the extent he is authorized by the Board of Directors to prescribe the authority and duties of other officers) may from time to time prescribe or as may be prescribed in these bylaws. The Chief Financial Officer shall present to the Board such balance sheets, income statements, budgets and other financial statements and reports as the Board or the Chief Executive Officer (to the extent he is authorized by the Board of Directors to prescribe the authority and duties of other officers) may require and shall perform such other duties as may be prescribed or assigned pursuant to these bylaws and all other acts incident to the position of Chief Financial Officer.

Section 11. Controller. The Controller shall be responsible for the maintenance of adequate accounting records of all assets, liabilities, capital and transactions of the Corporation. The Controller shall prepare such balance sheets, income statements, budgets and other financial statements and reports as the Board or the Chief Executive Officer or the Chief Financial Officer (to the extent they are authorized by the Board of Directors to prescribe the authority and duties of other officers) may require, and shall perform such other duties as may be prescribed or assigned pursuant to these bylaws and all other acts incident to the position of Controller.

Section 12. Treasurer.

(a) The Treasurer shall have the care and custody of all the funds and securities of the Corporation except as may be otherwise ordered by the Board, and shall cause such funds (i) to be invested or reinvested from time to time for the benefit of the Corporation as may be designated by the Board or by the Chairman, the Vice Chairman, the President, the Chief Financial Officer or the Treasurer (to the extent they are authorized by the Board of Directors to make such designations), or (ii) to be deposited to the credit of the Corporation in such banks or depositories as may be designated by the Board or by the Chairman, the President, the Chief Financial Offer or the Treasurer (to the extent they are authorized by the Board of Directors to make such designations), and shall cause such securities to be placed in safekeeping in such manner as may be designated by the Board or by the Chairman, the President, the Chief Financial Officer or the Treasurer (to the extent they are authorized by the Board of Directors to make such designations).

(b) The Treasurer or such other person or persons as may be designated for such purpose by the Board or by the Chairman, the President, the Chief Financial Officer or the Treasurer (to the extent they are authorized by the Board of Directors to make such designations) may endorse in the name and on behalf of the Corporation all instruments for the payment of money, bills of lading, warehouse receipts, insurance policies and other commercial documents requiring such endorsement.

(c) The Treasurer or such other person or persons as may be designated for such purpose by the Board or by the Chairman, the President, the Chief Financial Officer or the Treasurer (to the extent they are authorized by the Board of Directors to make such designations), (i) may sign all receipts and vouchers for payments made to the Corporation; (ii) shall prepare a statement of the cash account of the Corporation to the Board as often as it shall require the same; and (iii) shall enter regularly in books to be kept for that purpose full and accurate account of all moneys received and paid on account of the Corporation and of all securities received and delivered by the Corporation.

(d) The Treasurer shall perform such other duties as may be prescribed or assigned pursuant to these bylaws and all other acts incident to the position of Treasurer.

Section 13. Secretary. The Secretary shall keep the minutes of all proceedings of the Shareholders, the Board and the Committees of the Board. The Secretary shall attend to the giving and serving of all notices of the Corporation, in accordance with the provisions of these bylaws and as required by the laws of the State of North Carolina. The Secretary shall cause to be prepared and maintained (a) at the office of the Corporation a stock ledger containing the names and addresses of all Shareholders and the number of shares held by each and (b) any list of Shareholders required by law to be prepared for any meeting of Shareholders. The Secretary shall be responsible for the custody of all stock books and of all unissued stock certificates. The Secretary shall be the custodian of the seal of the Corporation. The Secretary shall affix or cause to be affixed the seal of the Corporation to such contracts, instruments and other documents requiring the seal of the Corporation, and when so affixed may attest the same and shall perform such other duties as may be prescribed or assigned pursuant to these bylaws and all other acts incident to the position of Secretary.

Section 14. Voting Upon Securities. Unless otherwise ordered by the Board of Directors, the Chairman, the President, any Executive Vice President, any Senior Vice President or any Vice President shall have full power and authority in behalf of the Corporation to attend, act and vote at meetings of the security holders of any entity in which this Corporation may hold securities, and at such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner, the Corporation might have possessed and exercised if present. The Board of Directors may by resolution from time to time confer such power and authority upon any other person or persons.

Section 15. Continuing Determination by Board. All powers and duties of the officers shall be subject to a continuing determination by the Board of Directors.

Section 16. Transitional Provisions Relating to Executive Chairman and Chief Executive Officer.

(a) On [•] (the “Closing Date”), the business combination transaction between the Corporation and PotlatchDeltic Corporation was completed pursuant to the terms set forth in the Agreement and Plan of Merger, dated as of October 13, 2025, by and among the Corporation, Redwood Merger Sub, LLC and PotlatchDeltic Corporation (the “Merger Agreement”). As contemplated by the Merger Agreement, (i) the Chief Executive Officer of the Corporation as of the Closing Date (the “Specified CEO”) shall continue to serve as Chief Executive Officer of the Corporation following the Closing Date, and (ii) the Chief Executive Officer of PotlatchDeltic Corporation as of the Closing Date (the “Specified Executive Chair”) shall be appointed to serve as the executive Chairman of the Corporation for two years after the Closing Date, subject to such person serving as a Director of the Corporation during such time.

(b) As executive Chairman of the Board, the Specified Executive Chair shall (1) serve as an executive officer of the Corporation and report directly to the Board of Directors and (2) have all such powers and perform all such duties as may be assigned by the Board of Directors from time to time consistent with these Bylaws and his employment agreement with the Corporation.

(c) As Chief Executive Officer, the Specified CEO shall (1) serve as an executive officer of the Corporation and report directly to the Board of Directors, and (2) have all such powers and perform all such duties as are customarily had and performed by the Chief Executive Officer and/or as may be assigned by the Board of Directors from time to time consistent with these Bylaws and his employment agreement with the Corporation.

(d) Prior to the second anniversary of the Closing Date, any resolution or action taken by the Board of Directors to amend or modify this Section 16 of Article 6 of these Bylaws, including to (1) remove or replace the Specified CEO as Chief Executive Officer of the Corporation, or (2) remove or replace the Specified Executive Chair as executive Chairman of the Corporation, must be adopted or approved by Directors representing at least 75% of the then serving Directors.

(e) Following the second anniversary of the Closing Date, this Section 16 of Article 6 of these Bylaws shall cease to be in effect.

(f) In the event of any inconsistency between the provisions of this Section 16 of Article 6 of these Bylaws and any other provision of these Bylaws, the provisions of this Section 16 of Article 6 of these Bylaws shall control.

ARTICLE 7 — CAPITAL STOCK

Section 1. Certificates. The Board of Directors may authorize the issuance of some or all of the shares of the Corporation’s classes or series without issuing certificates to represent such shares. If shares are represented by certificates, the certificates shall be in such form as required by law and as determined by the Board of Directors. Certificates shall be signed, either manually or by facsimile, by (a) the Chairman, the President or any Vice-President and by the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer or (b) by any two officers designated by the Board of Directors. Each certificate may be sealed with the seal of the Corporation or a facsimile thereof. All certificates for shares shall be consecutively numbered or otherwise identified and entered into the stock transfer books of the Corporation. When shares are represented by certificates, the Corporation shall issue and deliver to each Shareholder to whom such shares have been issued or transferred certificates representing the shares owned by him. When shares are not represented by certificates, then within a reasonable time after the issuance or transfer of such shares, the Corporation shall send the Shareholder to whom such shares have been issued or transferred a written statement of the information required by law to be on certificates.

Section 2. Transfer of Shares. The Corporation shall maintain share transfer records, containing the name and address of each Shareholder of record and the number and class or series of shares held by such Shareholder. Transfers of shares of the Corporation shall be made only on the share transfer records of the Corporation by the holder of record thereof or by a duly authorized agent, transferee or legal representative and, if the shares are represented by certificates, only upon surrender for cancellation of the certificate for such shares.

Section 3. Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents and one or more registrars of transfers and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar of transfers.

Section 4. Regulations. The Board of Directors may make rules and regulations as it deems expedient concerning the issue, transfer and registration of shares of capital stock of the Corporation.

Section 5. Fixing Record Date. For the purpose of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders, or entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other purpose, the Board of Directors may fix in advance a date as the record date for the determination of Shareholders. The record date shall be not more than 70 days before the meeting or action requiring a determination of Shareholders. A determination of Shareholders entitled to notice of or to vote at a Shareholders’ meeting shall be effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

Section 6. Lost Certificates. The Board of Directors must authorize the issuance of a new certificate in place of a certificate claimed to have been lost, destroyed or wrongfully taken, upon receipt of (a) an affidavit from the person explaining the loss, destruction or wrongful taking, and (b) a bond from the claimant in a sum as the Corporation may reasonably direct to indemnify the Corporation against loss from any claim with respect to the certificate claimed to have been lost, destroyed or wrongfully taken. The Board of Directors may, in its discretion, waive the affidavit and bond and authorize the issuance of a new certificate in place of a certificate claimed to have been lost, destroyed or wrongfully taken.

ARTICLE 8 — GENERAL PROVISIONS

Section 1. Dividends and other Distributions. The Board of Directors may from time to time declare and the Corporation may pay dividends or make other distributions with respect to its outstanding shares in the manner and upon the terms and conditions provided by law.

Section 2. Seal. The seal of the Corporation shall be any form approved from time to time or at any time by the Board of Directors.

Section 3. Depositaries. The Chairman, the President, the Chief Financial Officer, and the Treasurer are each authorized to designate depositaries for the funds of the Corporation deposited in its name or that of a division of the Corporation, or both, and the signatories with respect thereto in each case, and from time to time, to change such depositaries and signatories, with the same force and effect as if each such depositary and the signatories with respect thereto and changes therein had been specifically designated or authorized by the Board; and each depositary designated by the Board or by the Chairman, the President, the Chief Financial Officer, or the Treasurer shall be entitled to rely upon the certificate of the Secretary or any Assistant Secretary of the Corporation or of a division of the Corporation setting forth the fact of such designation and of the appointment of the officers of the Corporation or of the Division or of both or of other persons who are to be signatories with respect to the withdrawal of funds deposited with such depositary, or from time to time the fact of any change in any depositary or in the signatories with respect thereto.

Section 4. Signatories. Unless otherwise designated by the Board or by the Chairman, the President, the Chief Financial Officer or the Treasurer, all notes, drafts, checks, acceptances, orders for the payment of money shall be (a) signed by the Treasurer or any Assistant Treasurer and (b) countersigned by the Controller or any Assistant Controller, or either signed or countersigned by the Chairman, the Vice Chairman, the President, any Executive Vice President, any Senior Vice President or any Vice President in lieu of either the officers designated in (a) or the officers designated in (b) of this Section.

Section 5. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board of Directors.

Section 6. Amendment. These bylaws may be amended or repealed by the Board of Directors, including any bylaw adopted, amended or repealed by the Shareholders generally. These bylaws may be amended or repealed by the Shareholders even though the bylaws may also be amended or repealed by the Board of Directors.

Section 7. Definitions. Unless the context otherwise requires, terms used in these bylaws shall have the meanings assigned to them in the NCBCA to the extent defined therein.

Section 8. Electronic Transactions. The Corporation may conduct any action or set of actions by any electronic means.

Exhibit 10.1

EXECUTION VERSION

October 13, 2025

Mark D. McHugh

(at the address on file with Rayonier)

Dear Mark:

This letter (this “Letter Agreement”) memorializes our recent discussions and agreement concerning your expected positions with Rayonier Inc. (the “Company”) following the completion of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger between the Company, Redwood Merger Sub, LLC and PotlatchDeltic Corporation, dated as of October 13, 2025 (the “Merger Agreement”). If the Merger Agreement is terminated for any reason without the completion of the Merger or if your employment with the Company terminates for any reason before the closing of the Merger (the “Closing”), this Letter Agreement will be null and void ab initio and of no further force and effect.

1.	Termination of Employment; Chief Executive Officer Role

Commencing upon the Closing and ending on the fourth (4th) anniversary of the Closing (the “Term”) or such earlier date on which your employment terminates, you will continue to serve as President and Chief Executive Officer of the Company and a member of the board of directors of the Company (the “Board”), reporting directly and exclusively to the Board. You will be nominated for reelection to the Board at each annual meeting of the Company’s shareholders that occurs during the Term. Following the end of the Term, your employment as President and Chief Executive Officer of the Company will continue on at “at will” basis until terminated by the Company or you.

During your tenure as President and Chief Executive Officer of the Company, your duties will be commensurate with those of a chief executive officer of a public company (the “Duties”), and you will perform the Duties at the Company’s corporate headquarters in the Greater Atlanta Metro Area, Georgia, or such other location as mutually agreed between you and the Company from time to time. You agree that you will be subject to the Company’s policies applicable to similarly situated executives as in effect from time to time, including any code of conduct, stock ownership guidelines and clawback policy applicable to senior executives of the Company.

2.	Compensation; Other Benefits and Expenses

A.	Annual Base Salary

During the Term, your annual base salary (as in effect from time to time, “Annual Base Salary”) will be $950,000, payable to you in accordance with the Company’s payroll policies.

B.	Annual Bonus

For each fiscal year during the Term, you will be eligible to earn an annual cash incentive award (“Annual Bonus”) determined as follows:

i. Fiscal Year 2025. If the Closing occurs in fiscal year 2025 or if your Annual Bonus in respect of fiscal year 2025 has not been paid as of the Closing, you will remain eligible to receive an Annual Bonus for fiscal year 2025 based on actual performance in accordance with the terms of the annual bonus plan of the Company in which you participate, and based upon your Annual Bonus opportunity as in effect immediately prior to the Closing.

ii. Subsequent Fiscal Years. With respect to fiscal years during the Term after fiscal year 2025, you will be eligible to earn an Annual Bonus with a target opportunity of one hundred fifty percent (150%) of your Annual Base Salary, with the amount awarded to be determined by the Compensation and Management Development Committee of the Board (the “Committee”) and payable in accordance with the annual bonus plan applicable to other senior executives of the Company.

C.	Long-Term Incentive Opportunity

With respect to fiscal years during the Term after fiscal year 2025, you will be eligible for one or more annual equity awards from the Company with an aggregate target grant date fair value of $3,600,000. The grant timing, form and terms and conditions of your annual equity awards will be as determined by the Committee and will be no less favorable than those applicable to other senior executives of the Company.

D.	Employee Benefits

You will be provided employee benefits consistent with those generally provided to other senior executives of the Company.

E.	Annual Review of Compensation

Your Annual Base Salary, Annual Bonus and other elements of your compensation will be reviewed annually by the Committee for increase (but not decrease) to reflect market conditions and performance.

F.	Indemnification

The Company will indemnify you to the fullest extent allowed by law, in accordance with the terms of the Company’s Articles of Incorporation and Bylaws, and customary coverage under a directors & officers liability insurance policy to the same extent such coverage and policy are provided to the other directors and officers of the Company.

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3.	Severance Plan Participation

During the Term, you will participate in, and be eligible to receive severance benefits pursuant to, the Company Executive Severance Pay Plan (the “Company Severance Plan” and capitalized terms used in this Section 3 but not defined in this Agreement will have the meanings set forth in the Company Severance Plan). You and the Company acknowledge and agree that the occurrence of the Closing will be deemed to constitute a Change in Control within the meaning of the Company Severance Plan. Additionally, notwithstanding anything in the Company Severance Plan to the contrary, if your employment with the Company is terminated by you for Good Reason or by the Company other than for Cause at any time during the Term, then such termination of employment will constitute a Qualifying Termination within the meaning of the Company Severance Plan, and you will be eligible to receive the Plan Benefits, subject to the terms and conditions of the Company Severance Plan.

4.	Restrictive Covenants

A.	Nondisclosure of Confidential Information

You will hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company, and its respective businesses, which have been obtained by you during your engagement or employment by the Company and which are not or have not become public knowledge (other than by acts by you or your representatives in violation of this Letter Agreement) (collectively, “Confidential Information”). Except in connection with the good-faith performance of your Duties, you will not, without the prior written consent of the Company or as may otherwise be required by law or legal process, use, communicate or divulge any such Confidential Information to anyone other than the Company and those designated by the foregoing.

B.	Inventions and Patents

You agree that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information that relate to the actual or anticipated business, research and development or existing or future products or services of the Company, and that are conceived, developed or made by you during your employment with the Company (“Work Product”) belong to the Company. You agree that you will promptly disclose such Work Product to the Company and perform all actions reasonably requested by the Company (whether during or after the Term) to establish and confirm such ownership (including assignments, consents, powers of attorney and other instruments). To the fullest extent permitted by applicable law, all intellectual property (including patents, trademarks and copyrights) that are made, developed or acquired by you in the course of your employment with the Company will be and remain the absolute property of the Company, and you will reasonably assist the Company in perfecting and defending its rights to such intellectual property.

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C.	Trade Secrets; Whistleblower Rights

The Company hereby informs you that, notwithstanding any provision of this Letter Agreement to the contrary, an individual may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law, or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the employer’s trade secrets to the attorney and use the trade secret information in the court proceeding if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. In addition, notwithstanding anything in this Letter Agreement to the contrary, nothing in this Letter Agreement will impair your rights under the whistleblower provisions of any applicable federal law or regulation or, for the avoidance of doubt, limit your right to receive an award for information provided to any government authority under such law or regulation.

5.	Taxes

A.	Tax Withholding

The Company may withhold from any amounts payable under this Letter Agreement such federal, state, local or foreign taxes as are required to be withheld pursuant to any applicable law or regulation.

B.	Section 409A

It is the intent of the parties that the payments and benefits under this Letter Agreement attributable to your employment with the Company will be exempt from or otherwise comply with the provisions of Section 409A of the Internal Revenue Code (the “Code”), and each payment under this Letter Agreement will be treated as a separate payment for purposes of Section 409A of the Code. In no event may you, directly or indirectly, designate the calendar year of payment. The parties intend that the terms and provisions of this Letter Agreement will be interpreted and applied in a manner that satisfies the requirements and exemptions of Section 409A of the Code. All payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under Section 409A of the Code to the extent necessary in order to avoid the imposition of penalty taxes on you pursuant to Section 409A of the Code. Notwithstanding any provision of this Letter Agreement to the contrary, if necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees” (as defined in Section 409A of the Code) any payment on account of your separation from service that would otherwise be due hereunder within six (6) months after such separation will nonetheless be delayed until the first (1st) business day of the seventh (7th) month following the Termination Date and the first (1st) such payment will include the cumulative amount of any payments that would have been paid prior to such date if not for such restriction. All reimbursements and in-kind benefits provided under this Letter Agreement that are subject to Section 409A of the Code will be made in accordance with the requirements of Section 409A of the Code, including, where applicable, the following requirements: (i) any reimbursement is for

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expenses incurred during your lifetime (or during a shorter period of time specified in this Letter Agreement); (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

6.	Miscellaneous

This Letter Agreement will be governed and construed in accordance with the laws of the State of Florida, without regard to conflict of laws principles thereof. This Letter Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives. If any provision of this Letter Agreement is found by any court of competent jurisdiction (or legally empowered agency) to be illegal, invalid or unenforceable for any reason, then (i) the provision will be amended automatically to the minimum extent necessary to cure the illegality or invalidity and permit enforcement and (ii) the remainder of this Letter Agreement will not be affected.

In the event any dispute arises between you and the Company as to the validity, enforceability or interpretation of any right or benefit afforded by this Letter Agreement, such dispute will be resolved by binding arbitration proceedings in accordance with the rules of the American Arbitration Association. The results of any arbitration will be conclusive on both parties and will not be subject to judicial interference or review on any ground whatsoever, including any claim that the Company was wrongfully induced to enter into this agreement to arbitrate such a dispute.

Upon the expiration or other termination of this Letter Agreement, the respective rights and obligations of the parties hereto (including, without limitation, Section 4) will survive such expiration or other termination to the extent necessary to carry out the intentions of the parties hereunder.

This Letter Agreement, together with the Company Severance Plan in which you participate, set forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, term sheets, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter.

This Letter Agreement and any rights and benefits hereunder will inure to the benefit of and be enforceable by your legal representatives, heirs or legatees. As used in this Letter Agreement, the “Company” will mean the Company as hereinbefore defined and will include any entity that directly or indirectly controls, is controlled by or is under common control with the Company.

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Any notices given under this Letter Agreement (i) by the Company to you will be in writing and will be given by hand delivery or by registered or certified mail, return receipt requested, postage prepaid, addressed to you at the address most recently on file with the Company as of the date of such notice or (ii) by you to the Company will be in writing and will be given by hand delivery or by registered or certified mail, return receipt requested, postage prepaid, addressed to the General Counsel of the Company at the Company’s corporate headquarters.

The headings of this Letter Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Letter Agreement. For purposes of this Letter Agreement, the term “including” or “includes” means “including, without limitation.” This Letter Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

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If this Letter Agreement correctly describes our understanding, please execute and deliver a counterpart of this signature page, which will become a binding agreement on our receipt.

Sincerely,

RAYONIER INC.

By:	/s/ Mark R. Bridwell
	Name:	Mark R. Bridwell
	Title:	Senior Vice President, General Counsel and Corporate Secretary

[Signature Page to CEO Letter Agreement]

Accepted and Agreed

I hereby agree with and accept the terms and conditions of this Letter Agreement:

/s/ Mark D. McHugh
Name: Mark D. McHugh
Date: October 13, 2025

[Signature Page to CEO Letter Agreement]

Exhibit 10.2

EXECUTION VERSION

October 13, 2025

Eric J. Cremers

(at the address on file with PotlatchDeltic Corporation)

Dear Eric:

This letter (this “Letter Agreement”) memorializes our recent discussions and agreement concerning your expected positions with Rayonier Inc. (the “Company”) following the completion of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger between the Company, Redwood Merger Sub, LLC and PotlatchDeltic Corporation (“PotlatchDeltic”), dated as of October 13, 2025 (the “Merger Agreement”). If the Merger Agreement is terminated for any reason without the completion of the Merger or if your employment with PotlatchDeltic terminates for any reason before the closing of the Merger (the “Closing”), this Letter Agreement will be null and void ab initio and of no further force and effect.

1.	Termination of Employment; Executive Chairman Role

Upon the Closing, your employment as President and Chief Executive Officer of PotlatchDeltic and a member of the PotlatchDeltic board of directors will cease and you will become employed as an executive officer of Company and will be appointed a member of the board of directors of the Company (the “Board”). From the Closing until the second (2nd) anniversary thereof (the “Term”) or such earlier date on which your employment terminates as contemplated herein, you will have the title of Executive Chairman, reporting directly and exclusively to the Board, and will be nominated for reelection to the Board at each annual meeting of the Company’s shareholders that occurs during the Term.

During your tenure as Executive Chairman, your duties will be as set forth on Schedule A (the “Duties”), and you will perform the Duties at the Company’s offices in Spokane, Washington, or such other location as mutually agreed between you and the Company. You agree that you will be subject to the Company’s written policies applicable to similarly situated executives as in effect from time to time, including any code of conduct, stock ownership guidelines and clawback policy applicable to senior executives of the Company.

2.	Compensation; Other Benefits and Expenses

A.	Annual Base Salary

During the Term, your annual base salary (“Annual Base Salary”) will be $600,000, payable to you in accordance with the Company’s payroll policies.

B.	Annual Bonus

For each fiscal year during the Term, you will be eligible to earn an annual cash incentive award (“Annual Bonus”) determined as follows:

i. Fiscal Year 2025. If the Closing occurs in fiscal year 2025 or if your Annual Bonus from PotlatchDeltic in respect of fiscal year 2025 has not been paid as of the Closing, you will remain eligible to receive an Annual Bonus for fiscal year 2025 based on actual performance in accordance with the terms of the annual bonus plan of PotlatchDeltic in which you participate, and based upon your Annual Bonus opportunity as in effect immediately prior to the Closing.

ii. Subsequent Fiscal Years. With respect to fiscal years during the Term after fiscal year 2025, you will be eligible to earn an Annual Bonus with a target opportunity of one hundred twenty-five percent (125%) of your Annual Base Salary, with the amount awarded to be determined by the Compensation and Management Development Committee of the Board (the “Committee”) and payable in accordance with the annual bonus plan applicable to other senior executives of the Company. If the Closing occurs during fiscal year 2026, your Annual Bonus for such year will be bifurcated, with (A) the portion of your Annual Bonus payable for the pre-Closing portion of such year determined based on your Annual Bonus opportunity as in effect immediately prior to the Closing, prorated based on the portion of such year elapsed as of the date of the Closing, and with performance goals deemed satisfied at the target level, and (B) the portion of your Annual Bonus payable for the post-Closing portion of such year determined as set forth in the first (1st) sentence of this Section 2.B.ii, prorated based on such remaining portion of such year.

C.	Long-Term Incentive Opportunity

iii. Fiscal Year 2026. Prior to the Closing, it is expected that PotlatchDeltic will grant you one or more annual equity awards in respect of fiscal year 2026 with a grant date fair value of $3,071,700. You will not be eligible for equity awards from the Company in respect of fiscal year 2026.

iv. Subsequent Fiscal Years. With respect to fiscal years during the Term after fiscal year 2026, you will be eligible to receive one or more annual equity awards from the Company with an aggregate target grant date fair value of three hundred percent (300%) of your Annual Base Salary. The grant timing, form and terms and conditions of your annual equity awards will be as determined by the Committee and will be no less favorable than those applicable to other senior executives of the Company.

D.	Employee Benefits

You will be provided employee benefits consistent with those generally provided to other senior executives of the Company. For the avoidance of doubt, you will continue to accrue benefits under the PotlatchDeltic Retirement Plan for as long as you remain Executive Chairman pursuant to the terms of the Retirement Plan as in effect during such time.

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E.	Indemnification

The Company will indemnify you to the fullest extent allowed by law, in accordance with the terms of the Company’s Articles of Incorporation and Bylaws, and customary coverage under a directors & officers liability insurance policy to the same extent such coverage and policy are provided to the other directors and officers of the Company.

3.	Preexisting Entitlements

You and the Company acknowledge and agree that the cessation of your service as President and Chief Executive Officer of PotlatchDeltic upon the Closing would have entitled you to resign your employment and receive severance benefits pursuant to the PotlatchDeltic Severance Program for Executive Employees (as amended, the “PotlatchDeltic Severance Plan”). In settlement of your entitlements under the PotlatchDeltic Severance Plan, on or as soon as reasonably practicable following the Closing, the Company will pay you a cash amount of $6,728,305. In addition, all of your equity awards granted under PotlatchDeltic’s equity incentive plans that are outstanding as of immediately prior to the Closing will fully vest at the Closing (with any performance-based vesting criteria deemed achieved in accordance with the terms of the Merger Agreement) and be settled in accordance with the applicable award agreement and the terms of the Merger Agreement. You acknowledge and agree that receipt of the payments and benefits described in this Section 3 will be in full satisfaction of your rights under the PotlatchDeltic Severance Plan and the PotlatchDeltic equity incentive plans.

4.	Termination

A.	Upon Expiration of the Term

Your employment with the Company will automatically terminate upon the expiration of the Term. Upon such termination, you will be eligible for the following:

i. Accrued Obligations. Any accrued Annual Base Salary, any Annual Bonus earned by you and awarded by the Committee for a completed fiscal year, any unused vacation accrued through the date your employment terminates (the “Termination Date”), and any unreimbursed expenses incurred through the Termination Date that are subject to reimbursement pursuant to the policies applicable to you, in each case to the extent unpaid (the “Accrued Obligations”);

ii. Prorated Bonus. Your Annual Bonus for the year of termination, prorated based on the number of days of the fiscal year elapsed as of your termination and determined based on actual performance (the “Prorated Bonus”), payable at the same time that Annual Bonuses are paid to other senior executives of the Company and in any event by March 15 of the year following the year of termination; and

iii. Equity Award Treatment. For purposes of any equity awards granted to you on or after the Closing, retirement treatment under the Company’s Supplemental Terms Applicable to the Performance Share and Restricted Stock Unit Award Agreements In the Event of Retirement (the “Qualifying Equity Award Treatment”).

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B.	Termination Without Cause or for Good Reason

If your employment with the Company is terminated by the Company without “Cause” (as defined in the Rayonier Executive Severance Pay Plan) or by you for “Good Reason” (as defined in the Rayonier Executive Severance Pay Plan), you will be eligible for the Accrued Obligations and, subject to your execution of the Company’s standard release of claims and such release becoming irrevocable within sixty (60) days following the date on which your employment terminates (the “Release Requirement”) and your continued compliance with Section 5 of this Letter Agreement, you will be eligible for the following: (i) continued payment of the Annual Base Salary that you would have received had you remained employed with the Company for the remainder of the Term, payable to you at the same times as the Annual Base Salary would have been payable to you had your employment continued; provided that any amounts that would have been paid to you prior to such time as the Release Requirement is satisfied will be accrued and paid to you in a lump sum on the first (1st) payroll date following satisfaction of the Release Requirement; (ii) the Prorated Bonus, payable in accordance with Section 4.A.ii; and (iii) the Qualifying Equity Award Treatment.

You acknowledge and agree that any modifications to the terms and conditions of your employment in connection with the Merger or as contemplated by this Letter Agreement do not constitute Good Reason. Further, the Company confirms that you will not be required to relocate during the Term.

C.	Termination Due to Death or Disability

If your employment with the Company is terminated due to your death or Disability (as defined in the Rayonier Executive Severance Pay Plan), your outstanding equity awards will be treated in accordance with their terms.

D.	Other Termination

If your employment with the Company is terminated for any other reason, you will be entitled to the Accrued Obligations (other than any Annual Bonus earned by you and awarded by the Committee for a completed fiscal year but not yet paid to other senior executives of the Company as of the date your employment terminates).

E.	Miscellaneous

Upon a termination of your employment, the Term will end immediately and, except as expressly provided in this Section 4, you will not be entitled to any further compensation or benefits from the Company.

Upon the termination of your employment for any reason, you will be deemed to have resigned, without any further action by you, from any and all officer and director positions that you held with the Company or any of its affiliates or held with any other entities at the direction of, or as a result of your affiliation with, the Company or any of its affiliates. If necessary or desirable, you will execute any documents or instruments that the Company deems necessary or desirable to effectuate such resignations.

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5.	Restrictive Covenants

A.	Nondisclosure of Confidential Information

You will hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company, and their respective businesses, which have been obtained by you during your engagement or employment by the Company and which are not or have not become public knowledge (other than by acts by you or your representatives in violation of this Letter Agreement) (collectively, “Confidential Information”). Except in connection with the good-faith performance of your services to the Company, you will not, without the prior written consent of the Company or as may otherwise be required by law or legal process, use, communicate or divulge any such Confidential Information to anyone other than the Company and those designated by the foregoing.

B.	Non-Competition

You acknowledge that, in the course of your employment with the Company, you have become familiar, or will become familiar, with the trade secrets and with other Confidential Information of the Company, and your services have been and will be of special, unique and extraordinary value to the Company. Therefore, you agree that, during your employment with the Company and ending on the date that is eighteen (18) months following the date your employment terminates (such period, the “Restricted Period”), you will not, directly or indirectly, own, manage, operate, control, be employed by (whether as an employee, consultant, independent contractor or otherwise, and whether or not for compensation) or render services to any person, firm, corporation or other entity, in whatever form, engaged in any business that is competitive with the business of the Company in any state or territory of the United States or any locale of any non-U.S. country in which the Company conducts business. Nothing herein will prohibit you from being a passive owner of not more than two percent (2%) of the outstanding equity interest in any entity which is publicly traded, so long as you have no active participation in the business of such entity.

C.	Non-Solicitation

During the Restricted Period, you agree that you will not directly or indirectly (i) except in the good-faith performance of the Duties, induce or attempt to induce any employee or independent contractor of the Company to leave the Company, or in any way interfere with the relationship between the Company, on the one hand, and any employee or independent contractor thereof, on the other hand, (ii) hire any person who was an employee or independent contractor of the Company until the date that is twelve (12) months after such individual’s relationship with the Company has been terminated, or (iii) except in the good-faith performance of the Duties, induce or attempt to induce any customer (whether former or current), supplier, licensee or other business relation of the Company to cease doing business with the Company, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation, on the one hand, and the Company, on the other hand.

D.	Non-Disparagement

From and following the Closing, you agree that you will not make, either directly or by or through another person, any oral or written negative, disparaging or adverse statements or representations of or concerning the Company, any of its clients or businesses or any of its current or former directors, officers, employees or other service providers.

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E.	Inventions and Patents

You agree that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information that relate to the actual or anticipated business, research and development or existing or future products or services of the Company, and that are conceived, developed or made by you during your employment with the Company (“Work Product”) belong to the Company. You agree that you will promptly disclose such Work Product to the Company and perform all actions reasonably requested by the Company (whether during or after the Term) to establish and confirm such ownership (including assignments, consents, powers of attorney and other instruments). To the fullest extent permitted by applicable law, all intellectual property (including patents, trademarks and copyrights) that are made, developed or acquired by you in the course of your employment with the Company will be and remain the absolute property of the Company, and you will reasonably assist the Company in perfecting and defending its rights to such intellectual property.

F.	Return of Property

You acknowledge that all documents, records, files, lists, equipment, computer, software or other property (including intellectual property) relating to the businesses of the Company, in whatever form (including electronic), and all copies thereof, that have been or are received or created by you while an employee or service provider of the Company (including any Confidential Information) are and will remain the property of the Company, and you will immediately return such property to the Company upon the Termination Date and, in any event, at the Company’s request. You further agree that any property situated on the premises of, and owned by, the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by the Company’s personnel at any time with or without notice.

G.	Judicial Modification; Enforcement

You acknowledge and agree that the Company will suffer irreparable harm in the event that you materially breach any of your obligations under this Section 5 and that monetary damages would be inadequate to compensate the Company for such breach. The parties acknowledge that the potential restrictions on your future employment or services imposed by this Section 5 are reasonable in both duration and geographic scope and in all other respects. Accordingly, you agree that, in the event of an actual or threatened breach by you of any of your obligations under this Section 5, notwithstanding any provision of this Letter Agreement to the contrary, and in addition to any other damages or legal or equitable remedies the Company may have, the Company shall be entitled (without the necessity of showing economic loss or other actual damage) to (i) cease payment of the compensation and benefits contemplated by Sections 3 and 4 to the extent not previously paid or provided (including ceasing vesting of outstanding equity incentive awards), (ii) your prompt return of any portion of such compensation and the value of such benefits previously paid or provided (including forfeiture of any equity incentive awards that vested pursuant to Sections 3 and 4 or the repayment of the value of any equity incentive awards that vested pursuant to Sections 3 and 4 that have been exercised or settled, as applicable) and (iii) injunctive relief (including temporary restraining orders, preliminary injunctions and permanent injunctions), without posting a bond, in any court of competent jurisdiction.

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Should any part or provision of this Section 5 be held invalid, void or unenforceable in any court of competent jurisdiction, such invalidity, voidness, or unenforceability will not render invalid, void or unenforceable any other part or provision of this Letter Agreement. The parties further agree that if any portion of this Section 5 is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, territory or other restrictions are deemed to be invalid or unreasonable in scope, the invalid or unreasonable terms will be replaced by terms that such court deems valid and enforceable and that come closest to expressing the intention of such invalid or unenforceable terms. Your willingness to enter into this Letter Agreement (including this Section 5) is a material inducement to the Company to enter into the Merger Agreement and proceed with the transactions the Merger Agreement contemplates. In view of your importance to the success of the Merger, if you compete with the Company for some time after your employment, the Company will likely suffer significant harm. This Letter Agreement provides you with substantial additional benefits over your prior arrangements with PotlatchDeltic, including the substantial additional compensation referred to in Sections 2 and 4. In return for the additional benefits you will receive from the Company and to induce the Company to enter into the Merger Agreement and this Letter Agreement, and in light of the potential harm you could cause the Company, you agree to the provisions of this Section 5. The Company would not have entered into this Letter Agreement if you did not agree to this Section 5. Thus, this Section 5 is an integral part of this Letter Agreement, and, if it is determined following challenge by you (or with your consent in writing) that it is unenforceable or invalid to any material extent, this Letter Agreement will be null and void.

H.	Trade Secrets; Whistleblower Rights

The Company hereby informs you that, notwithstanding any provision of this Letter Agreement to the contrary, an individual may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law, or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the employer’s trade secrets to the attorney and use the trade secret information in the court proceeding if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. In addition, notwithstanding anything in this Letter Agreement to the contrary, nothing in this Letter Agreement will impair your rights under the whistleblower provisions of any applicable federal law or regulation or, for the avoidance of doubt, limit your right to receive an award for information provided to any government authority under such law or regulation.

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6.	Taxes

A.	Tax Withholding

The Company may withhold from any amounts payable under this Letter Agreement such federal, state, local or foreign taxes as are required to be withheld pursuant to any applicable law or regulation.

B.	Section 409A

It is the intent of the parties that the payments and benefits under this Letter Agreement attributable to the rendering of the Services will be exempt from or otherwise comply with the provisions of Section 409A of the Internal Revenue Code (the “Code”), and each payment under this Letter Agreement will be treated as a separate payment for purposes of Section 409A of the Code. In no event may you, directly or indirectly, designate the calendar year of payment. The parties intend that the terms and provisions of this Letter Agreement will be interpreted and applied in a manner that satisfies the requirements and exemptions of Section 409A of the Code. All payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under Section 409A of the Code to the extent necessary in order to avoid the imposition of penalty taxes on you pursuant to Section 409A of the Code. Notwithstanding any provision of this Letter Agreement to the contrary, if necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees” (as defined in Section 409A of the Code) any payment on account of your separation from service that would otherwise be due hereunder within six (6) months after such separation will nonetheless be delayed until the first (1st) business day of the seventh (7th) month following the Termination Date and the first (1st) such payment will include the cumulative amount of any payments that would have been paid prior to such date if not for such restriction. All reimbursements and in-kind benefits provided under this Letter Agreement that are subject to Section 409A of the Code will be made in accordance with the requirements of Section 409A of the Code, including, where applicable, the following requirements: (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Letter Agreement); (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

C.	Section 280G

Section 4(c) of the PotlatchDeltic Severance Plan, which provides for a “better-net” cutback in the event of excise tax exposure under Section 280G of the Code, is hereby incorporated by reference mutatis mutandis.

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7.	Miscellaneous

This Letter Agreement will be governed and construed in accordance with the laws of the State of Washington, without regard to conflict of laws principles thereof. This Letter Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives. If any provision of this Letter Agreement is found by any court of competent jurisdiction (or legally empowered agency) to be illegal, invalid or unenforceable for any reason, then (i) the provision will be amended automatically to the minimum extent necessary to cure the illegality or invalidity and permit enforcement and (ii) the remainder of this Letter Agreement will not be affected.

In the event any dispute arises between you and the Company as to the validity, enforceability or interpretation of any right or benefit afforded by this Letter Agreement, such dispute will be resolved by binding arbitration proceedings in accordance with the rules of the American Arbitration Association. The results of any arbitration will be conclusive on both parties and will not be subject to judicial interference or review on any ground whatsoever, including any claim that the Company was wrongfully induced to enter into this agreement to arbitrate such a dispute.

Upon the expiration or other termination of this Letter Agreement, the respective rights and obligations of the parties hereto (including, without limitation, Section 5) will survive such expiration or other termination to the extent necessary to carry out the intentions of the parties hereunder.

This Letter Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements (including the PotlatchDeltic Severance Plan, except to the extent provisions of the PotlatchDeltic Severance Plan and Annual PotlatchDeltic Bonus Plan are incorporated herein by reference), term sheets, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter.

This Letter Agreement and any rights and benefits hereunder will inure to the benefit of and be enforceable by your legal representatives, heirs or legatees. As used in this Letter Agreement, the “Company” will mean the Company as hereinbefore defined and will include any entity that directly or indirectly controls, is controlled by or is under common control with the Company. From and after the Closing, all references to the Company will include PotlatchDeltic. For purposes of Section 5, all references to the Company will include PotlatchDeltic and the affiliates of the Company or, prior to the Effective Time, the affiliates of PotlatchDeltic, whether or not specified.

Any notices given under this Letter Agreement (i) by the Company to you will be in writing and will be given by hand delivery or by registered or certified mail, return receipt requested, postage prepaid, addressed to you at the address most recently on file with the Company or PotlatchDeltic (as applicable) as of the date of such notice or (ii) by you to the Company will be in writing and will be given by hand delivery or by registered or certified mail, return receipt requested, postage prepaid, addressed to the General Counsel of the Company at the Company’s corporate headquarters.

9

The Company will reimburse you for reasonable attorneys’ fees and expenses actually incurred by you in connection with the review and negotiation of this Letter Agreement, up to a maximum of $15,000, payable within thirty (30) days following the Company’s receipt of reasonable and sufficient documentation of such fees and expenses.

The headings of this Letter Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Letter Agreement. For purposes of this Letter Agreement, the term “including” or “includes” means “including, without limitation.” This Letter Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

10

If this Letter Agreement correctly describes our understanding, please execute and deliver a counterpart of this signature page, which will become a binding agreement on our receipt.

Sincerely,

RAYONIER INC.

By:	/s/ Mark D. McHugh
	Name:	Mark D. McHugh
	Title:	President and Chief Executive Officer

[Signature Page to Letter Agreement]

Accepted and Agreed

I hereby agree with and accept the terms and conditions of this Letter Agreement:

/s/ Eric J. Cremers
Name: Eric J. Cremers
Date: October 13, 2025

[Signature Page to Letter Agreement]

Schedule A

Duties

The Executive Chairman’s Duties will consist of:

•	attending meetings with Company leadership upon request from the Chief Executive Officer of the Company (the “CEO”);

•	together with the CEO, managing communications with stakeholders;

•	partnering with the CEO and lead independent director to develop board meeting agendas;

•	in partnership with the CEO, leading the designated integration team on transition matters and the post-Closing integration of the companies and the mills;

•	partnering with the CEO to track post-integration performance of the Company against expected outcomes and make adjustments as necessary to ensure the realization of aligned goals; and

•

together with the lead independent director and CEO, developing and maintaining a good working relationship among the offices of the Executive Chairman, the CEO and the Board to ensure open communications and commonality of purpose.

A-1

Exhibit 99.1

Rayonier and PotlatchDeltic to Combine in an All-Stock Merger of Equals to Create a Leading Land Resources REIT

Combined Company will have a Diversified Timberland Portfolio Comprising ~4.2 Million Acres

Efficient and Scalable Wood Products Manufacturing Business with 1.2 Billion Board Feet of Lumber Capacity and 150 Million Square Feet of Plywood Capacity

Established Real Estate Development and HBU Platform with Significant Runway for Value Creation

Significantly Increased Scale to Drive Future Growth in Land-Based and Natural Climate Solutions

Compelling Financial Benefits with Anticipated Run-Rate Synergies of $40 Million Annually

Strong Pro Forma Balance Sheet Well-Positioned for Opportunistic Capital Allocation

Transaction Expected to Close in Late First Quarter or Early Second Quarter of 2026

Companies to Host Conference Call and Webcast Today at 5:30 a.m. Pacific Time / 8:30 a.m. Eastern Time

WILDLIGHT, Fla. and SPOKANE, Wash., October 14, 2025 – Rayonier (NYSE: RYN) and PotlatchDeltic (Nasdaq: PCH) today announced that they have entered into a definitive agreement to combine in an all-stock merger of equals, creating a leading domestic land resources owner and top-tier lumber manufacturer.

Based on the closing stock prices of Rayonier and PotlatchDeltic on October 10, 2025, the last business day prior to the execution of the agreement, the combined company is expected to have a pro forma equity market capitalization of $7.1 billion and a total enterprise value of $8.2 billion, including $1.1 billion of net debt. Upon completion of the transaction, the combined company will become the second-largest publicly traded timber and wood products company in North America and will be well-positioned to capitalize on an improving housing market as well as opportunities in higher-and-better-use (HBU) real estate and land-based / natural climate solutions.

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, PotlatchDeltic shareholders will receive 1.7339 common shares of Rayonier for each share of common stock of PotlatchDeltic. The exchange ratio represents an implied price of $44.11 per PotlatchDeltic share, and a premium of 8.25% to PotlatchDeltic’s closing stock price on October 10, 2025 (the last business day prior to execution of the agreement). Upon closing of the transaction, Rayonier shareholders will own approximately 54% and PotlatchDeltic shareholders will own approximately 46% of the combined company.

The combined company will operate under a new name, to be announced prior to closing.

The combination will bring together two leading land resources companies, leveraging significant timberland and real estate expertise as well as operational excellence in lumber manufacturing. Together, the combined company will have a productive and diverse timberland portfolio comprising approximately 4.2 million acres, including 3.2 million acres in the U.S. South and 931,000 acres in the U.S. Northwest. In addition, the company will operate seven wood products manufacturing facilities, including six lumber mills with total capacity of 1.2 billion board feet and one industrial plywood mill. The transaction will also combine two highly complementary and successful real estate businesses with a strong track record of rural HBU premium realizations and significant long-term upside from value-add real estate development projects in Arkansas, Florida, and Georgia. The combination is further expected to provide robust opportunities and an enhanced platform to drive growth in land-based and natural climate solutions.

Mark McHugh, President and Chief Executive Officer of Rayonier, said, “We are excited to announce this strategic merger of equals, combining two exceptional land resources companies to deliver enhanced value for our shareholders and other stakeholders. Rayonier and PotlatchDeltic share a commitment to sustainability and a legacy of excellence in delivering land resources to their highest and best use. We look forward to completing the transaction, and we are confident that the merger will generate meaningful value creation.”

Eric Cremers, President and Chief Executive Officer of PotlatchDeltic, said, “This merger is a watershed moment for both companies. Our complementary assets and shared vision will unlock opportunities to create significant strategic and financial benefits beyond what could be achieved by either company independently. We look forward to working together to ensure a seamless transition and to capitalize on exciting opportunities for optimization and growth.”

Rayonier and PotlatchDeltic: A Combination of Two Exceptional Land Resources Companies

The combination is expected to offer significant strategic and financial opportunities beyond what could be achieved by each company on a standalone basis, including through:

•

Complementary and Productive Timberland Portfolios. The combination will result in enhanced geographic diversity and scale with approximately 4.2 million acres across 11 states. More than three-quarters of the combined company’s timberland assets will be located in the U.S. South, largely concentrated in top-tier timber regions.

•

Highly Efficient Wood Products Manufacturing Operations. The combined company will be well-positioned to realize positive leverage to improved housing demand and lumber pricing with its efficient and productive manufacturing facilities. In addition, with greater flexibility around REIT asset and income test limitations, the combined company can build on PotlatchDeltic’s existing position as a top-10 U.S. lumber producer through strategic investments in its wood products manufacturing business.

•

Value Creation Opportunities in Real Estate. The combined company will have a greater ability to drive value creation and cash flow growth from real estate by leveraging its premier HBU platform along with its established, high-value real estate development projects at Wildlight, Heartwood, and Chenal Valley.

•

Robust Land-Based and Natural Climate Solutions Capabilities. The additional scale of the combined company will result in an enhanced platform to drive growth in land-based and natural climate solutions, with a focus on utility solar, carbon capture and storage, minerals, and voluntary carbon market opportunities.

•

Compelling Synergy Opportunities. The combined company expects to realize approximately $40 million of annual synergies, driven by a combination of corporate and operational overhead cost savings. Run-rate synergies are expected to be achieved within 24 months of closing the transaction.

•

Strong Pro Forma Balance Sheet. The combined company is expected to have a strong pro-forma balance sheet with estimated Net Debt to LTM Adjusted EBITDA of roughly 2.5x and Net Debt to Enterprise Value of less than 15% (in each case, based on amounts as of and for the periods ending June 30, 2025). The combined company will remain committed to maintaining investment grade credit ratings.

•

Sustainable Dividend with Long-Term Growth Potential. Both companies intend to maintain regular dividend payments through completion of the transaction. Post-closing, the combined company intends to pay a regular quarterly dividend that is in line with Rayonier’s current annual dividend of $1.09 per share (with such per share amount to be reduced to take into account the additional Rayonier shares that will be issued pursuant to the Rayonier Special Dividend described below). Longer term, the combined company will seek to grow its dividend as end markets improve and synergies are realized.

Leadership, Board Composition, and Headquarters

The executive leadership team of the combined company will comprise roughly equal representation of top talent from both Rayonier and PotlatchDeltic. Upon closing of the transaction, Mark McHugh, President and CEO of Rayonier, will continue to serve as President and CEO as well as a member of the Board of Directors of the combined company. In addition, Wayne Wasechek, currently CFO of PotlatchDeltic, will serve as CFO of the combined company; Rhett Rogers, currently SVP, Portfolio Management of Rayonier, will serve as EVP, Land Resources; and Ashlee Cribb, currently VP, Wood Products of PotlatchDeltic, will serve as EVP, Wood Products.

Eric Cremers, currently the President and CEO of PotlatchDeltic, will be the Executive Chair of the Board of Directors of the combined company for 24 months after closing. The Board of Directors of the combined company will be comprised of five existing Directors from Rayonier (including Mr. McHugh) and five existing Directors from PotlatchDeltic (including Mr. Cremers). Rayonier will designate the lead independent director for the combined company.

The corporate headquarters of the combined company will be located in Atlanta, Georgia with significant regional offices maintained in Spokane, WA and Wildlight, FL.

Timing and Approvals

The transaction is expected to close in late first quarter or early second quarter of 2026. The transaction is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of both Rayonier’s shareholders and PotlatchDeltic’s shareholders.

Rayonier Special Dividend

Rayonier announced today that its Board of Directors has declared a one-time special dividend of $1.40 per share, consisting of a combination of cash and Rayonier common shares (the “Rayonier Special Dividend”). The dividend is payable on December 12, 2025, to Rayonier shareholders of record on October 24, 2025. As previously announced, the Rayonier Special Dividend is intended to distribute the taxable gains arising from Rayonier’s sale of its New Zealand business.

The cash component of the Rayonier Special Dividend (other than cash paid in lieu of fractional shares) will not exceed 25% in the aggregate, with the balance payable in Rayonier common shares. Rayonier expects the dividend will be a taxable dividend, regardless of whether received in the form of cash or common shares.

Rayonier shareholders will be asked to make an election to receive the dividend all in cash or all in common shares. To the extent that more than 25% of cash is elected in the aggregate, the cash portion will be prorated among the shareholders electing to receive cash. Rayonier shareholders who elect to receive the dividend in cash will receive a cash payment of at least $0.35 per common share. Rayonier shareholders who do not make an election will receive the dividend 25% in cash and 75% in common shares. The number of Rayonier common shares issued as a result of the dividend will be calculated based on the volume weighted average trading prices of Rayonier’s common shares on the New York Stock Exchange on December 1, December 2, and December 3, 2025. The Rayonier Special Dividend will be paid to Rayonier shareholders on December 12, 2025, which will be prior to the closing of the merger.

Because the Rayonier Special Dividend is only being paid to Rayonier shareholders, the merger consideration that PotlatchDeltic shareholders will receive at the closing of the transaction will be adjusted to provide PotlatchDeltic shareholders with additional consideration of equivalent value to the Rayonier Special Dividend. Specifically, (1) the exchange ratio will be increased to reflect the percentage of additional Rayonier common shares issued in connection with the Rayonier Special Dividend, and (2) the merger consideration received by PotlatchDeltic shareholders will include a cash component to reflect the cash issued in connection with the Rayonier Special Dividend, with PotlatchDeltic shareholders receiving an amount in cash per share equal to the average cash per share paid by Rayonier in the Rayonier Special Dividend multiplied by the 1.7339 exchange ratio. It is expected that the adjusted exchange ratio and cash component to be paid to PotlatchDeltic shareholders as part of the merger consideration will be determined and announced promptly following the payment of the Rayonier Special Dividend on December 12, 2025.

For more information regarding the Rayonier Special Dividend, investors should review Rayonier’s press release in respect thereof, available in the Investor Relations section of the company’s website at www.rayonier.com.

Advisors

Morgan Stanley & Co. LLC is serving as exclusive financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Rayonier. BofA Securities, Inc. is serving as exclusive financial advisor and Latham & Watkins LLP is serving as legal advisor to PotlatchDeltic.

Conference Call Information

The two companies will host a joint conference call today at 5:30 a.m. Pacific Time / 8:30 a.m. Eastern Time to discuss the transaction. The live webcast and presentation slides will be accessible through the Investor Relations section of each company’s websites at https://ir.rayonier.com/ and https://investors.potlatchdeltic.com/home/default.aspx. The presentation slides will also be filed with the Securities and Exchange Commission. Investors may also access the call through a conference line at 1-800-715-9871 for U.S./Canada and 1-646-307-1963 for international callers. Participants will be asked to provide conference I.D. number 2980001.

A replay of the conference call will be available two hours following the call by calling 1-800-770-2030. Callers must enter conference I.D. number 2980001 to access the replay.

About PotlatchDeltic

PotlatchDeltic (Nasdaq: PCH) is a leading Real Estate Investment Trust (REIT) with ownership of 2.1 million acres of timberlands in Alabama, Arkansas, Georgia, Idaho, Louisiana, Mississippi, and South Carolina. Through its taxable REIT subsidiary, the company also operates six sawmills, an industrial-grade plywood mill, a residential and commercial real estate development business and a rural timberland sales program. PotlatchDeltic, a leader in sustainable forest management, is committed to corporate responsibility. More information can be found at www.potlatchdeltic.com.

About Rayonier

Rayonier is a leading timberland real estate investment trust with assets located in some of the most productive softwood timber growing regions in the United States. As of June 30, 2025, Rayonier owned or leased under long-term agreements approximately 2.0 million acres of timberlands located in the U.S. South (1.74 million acres) and U.S. Pacific Northwest (307,000 acres). More information is available at www.rayonier.com.

Contacts

For PotlatchDeltic

(Investors)

Wayne Wasechek

509-835-1521

(Media)

Anna Torma

509-835-1558

For Rayonier

(Investors / Media)

Collin Mings

904-357-9100

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the ability to timely or at all obtain the requisite Rayonier Inc. and PotlatchDeltic Corporation shareholder approvals; the risk that Rayonier Inc. or PotlatchDeltic Corporation may be unable to obtain required governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger); the risk that an event, change or other circumstance could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s Common Shares or PotlatchDeltic Corporation’s Common Stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger, Rayonier Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Rayonier Inc. and a joint proxy statement of Rayonier Inc. and PotlatchDeltic Corporation (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Rayonier Inc.’s and PotlatchDeltic Corporation’s shareowners. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from Rayonier Inc. or PotlatchDeltic Corporation. The documents filed by PotlatchDeltic Corporation with the SEC may be obtained free of charge at PotlatchDeltic Corporation’s website at https://www.potlatchdeltic.com or at the SEC’s website at www.sec.gov. The documents filed by Rayonier Inc. with the SEC may be obtained free of charge at Rayonier Inc.’s website at www.rayonier.com or at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PotlatchDeltic Corporation, Rayonier Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PotlatchDeltic Corporation, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in PotlatchDeltic Corporation’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation of Directors,” “Equity Compensation Plan Information,” and “Security Ownership.” To the extent holdings of PotlatchDeltic Corporation’s Common Stock by the directors and executive officers of PotlatchDeltic Corporation have changed from the amounts of PotlatchDeltic Corporation’s Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Forms 4 filed by Anne Alonzo on May 8, 2025, Linda Breard on May 8, 2025, Michael Covey on May 8, 2025, Ashlee Cribb on July 28, 2025, James DeCosmo on May 8, 2025, William Driscoll on April 1, 2025, May 2, 2025, May 8, 2025, June 10, 2025, July 1, 2025 and October 2, 2025, Mark Leland on May 8, 2025, Larry Peiros on May 8, 2025 and Lenore Sullivan on May 8, 2025. Information about the directors and executive officers of Rayonier Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Rayonier Inc.’s proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Rayonier Inc.’s Common Shares by the directors and executive officers of Rayonier Inc. have changed from the amounts of Rayonier Inc.’s Common Shares held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by Keith Bass on April 9, 2025, May 19, 2025, June 2, 2025 and September 2, 2025, Mark Bridwell on April 2, 2025, April 4, 2025 and April 15, 2025, Christopher Corr on April 2, 2025, April 4, 2025 and April 15, 2025, Gregg Gonsalves on May 19, 2025, Scott Jones on May 19, 2025, Larkin Martin on May 19, 2025, Douglas Long on April 2, 2025, April 4, 2025 and April 15, 2025, Mark McHugh on April 2, 2025, April 4, 2025 and April 15, 2025, Meridee Moore on May 19, 2025, Ann Nelson on May 19, 2025, Shelby Pyatt on April 2, 2025, April 4, 2025 and April 15, 2025, Matthew Rivers on May 19, 2025, Rhett Rogers on April 2, 2025, April 4, 2025 and April 15, 2025, April Tice on April 2, 2025, April 4, 2025 and April 15, 2025 and Andrew Wiltshire on May 19, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from PotlatchDeltic Corporation and Rayonier Inc. as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

###

Exhibit 99.2 Merger of Equals Rayonier and PotlatchDeltic to Combine in an All-Stock Merger of Equals to Create a Leading Land Resources REIT OCTOBER 14, 2025

Cautionary Statement Regarding Forward-Looking Information This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the ability to timely or at all obtain the requisite Rayonier Inc. and PotlatchDeltic Corporation shareholder approvals; the risk that Rayonier Inc. or PotlatchDeltic Corporation may be unable to obtain required governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger); the risk that an event, change or other circumstance could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s Common Shares or PotlatchDeltic Corporation’s Common Stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 2

Additional Information Important Additional Information about the Proposed Transaction and Where to Find It In connection with the proposed merger, Rayonier Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Rayonier Inc. and a joint proxy statement of Rayonier Inc. and PotlatchDeltic Corporation (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Rayonier Inc.’s and PotlatchDeltic Corporation’s shareowners. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from Rayonier Inc. or PotlatchDeltic Corporation. The documents filed by PotlatchDeltic Corporation with the SEC may be obtained free of charge at PotlatchDeltic Corporation’s website at www.potlatchdeltic.com or at the SEC’s website at www.sec.gov. The documents filed by Rayonier Inc. with the SEC may be obtained free of charge at Rayonier Inc.’s website at www.rayonier.com or at the SEC’s website at www.sec.gov. Participants in the Solicitation PotlatchDeltic Corporation, Rayonier Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PotlatchDeltic Corporation, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in PotlatchDeltic Corporation’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation of Directors,” “Equity Compensation Plan Information,” and “Security Ownership.” To the extent holdings of PotlatchDeltic Corporation’s Common Stock by the directors and executive officers of PotlatchDeltic Corporation have changed from the amounts of PotlatchDeltic Corporation’s Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Forms 4 filed by Anne Alonzo on May 8, 2025, Linda Breard on May 8, 2025, Michael Covey on May 8, 2025, Ashlee Cribb on July 28, 2025, James DeCosmo on May 8, 2025, William Driscoll on April 1, 2025, May 2, 2025, May 8, 2025, June 10, 2025, July 1, 2025 and October 2, 2025, Mark Leland on May 8, 2025, Larry Peiros on May 8, 2025 and Lenore Sullivan on May 8, 2025. Information about the directors and executive officers of Rayonier Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Rayonier Inc.’s proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Rayonier Inc.’s Common Shares by the directors and executive officers of Rayonier Inc. have changed from the amounts of Rayonier Inc.’s Common Shares held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by Keith Bass on April 9, 2025, May 19, 2025, June 2, 2025 and September 2, 2025, Mark Bridwell on April 2, 2025, April 4, 2025 and April 15, 2025, Christopher Corr on April 2, 2025, April 4, 2025 and April 15, 2025, Gregg Gonsalves on May 19, 2025, Scott Jones on May 19, 2025, Larkin Martin on May 19, 2025, Douglas Long on April 2, 2025, April 4, 2025 and April 15, 2025, Mark McHugh on April 2, 2025, April 4, 2025 and April 15, 2025, Meridee Moore on May 19, 2025, Ann Nelson on May 19, 2025, Shelby Pyatt on April 2, 2025, April 4, 2025 and April 15, 2025, Matthew Rivers on May 19, 2025, Rhett Rogers on April 2, 2025, April 4, 2025 and April 15, 2025, April Tice on April 2, 2025, April 4, 2025 and April 15, 2025 and Andrew Wiltshire on May 19, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from PotlatchDeltic Corporation and Rayonier Inc. as indicated above. Non-GAAP Financial Measures This presentation also includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures include, but are not limited to, Adjusted EBITDA, Total Adjusted EBITDDA, Total Adjusted EBITDDA Margin, Adjusted Net Income, EBITDDA Leverage, Operating Segment Adjusted EBITDDA, Cash Available for Distribution, and Net Debt to Enterprise Value. Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation or as an alternative to financial statements prepared in accordance with GAAP and are subject to significant inherent limitations. We believe these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to the combined company's expected financial condition and results of operations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income items are excluded or included in determining these non-GAAP financial measures. The definitions of these non-GAAP financial measures and a reconciliation to the most directly comparable GAAP financial measures are included in the Appendix. 3

Rayonier + PotlatchDeltic: Compelling Strategic & Financial Rationale

Strong Strategic Fit

- ✓ Diversified timberland ownership with ~4.2 million acres in highly attractive and productive regions; pro forma harvest volumes of ~15 million tons
- ✓ Leading lumber producer well-positioned to benefit from housing recovery with capital available for growth
- ✓ Enhanced platform to capture value from Real Estate and Land-Based Solutions (LBS) / Natural Climate Solutions (NCS)
- ✓ Opportunity to further optimize the combined asset base
- ✓ Well-aligned values and corporate cultures

Compelling Financial Rationale

- ✓ Significant value creation opportunity through synergies, operational efficiencies, and sharing of best practices
- ✓ Accretive to per share metrics with estimated $40 million of run-rate synergies
- ✓ Strong pro forma balance sheet and credit metrics with pro forma net leverage of ~2.5x [(1)]
- ✓ Significant capital allocation capacity / flexibility as a combined company
- ✓ Enhanced capital markets presence with combined market cap of ~$7.1Bn

4

Rayonier + PotlatchDeltic: Compelling Strategic & Financial Rationale Strong Strategic Fit Compelling Financial Rationale ü Diversified timberland ownership with ~4.2 million acres in ü Significant value creation opportunity through synergies, highly attractive and productive regions; pro forma harvest operational efficiencies, and sharing of best practices volumes of ~15 million tons ü Accretive to per share metrics with estimated $40 million of ü Leading lumber producer well-positioned to benefit from run-rate synergies housing recovery with capital available for growth ü Strong pro forma balance sheet and credit metrics with pro (1) ü Enhanced platform to capture value from Real Estate and forma net leverage of ~2.5x Land-Based Solutions (LBS) / Natural Climate Solutions (NCS) ü Significant capital allocation capacity / flexibility as a ü Opportunity to further optimize the combined asset base combined company ü Well-aligned values and corporate culturesü Enhanced capital markets presence with combined market cap of ~$7.1Bn A Rayonier-PotlatchDeltic Combination Creates Significant Strategic and Financial Benefits Beyond What Either Company Could Achieve Independently 4 Note: 1. LTM as of June 30, 2025; net debt excludes special dividend and transaction costs

Summary of Transaction Terms • Strategic merger-of-equals of Rayonier and PotlatchDeltic - PotlatchDeltic shareholders will receive 1.7339x shares in Rayonier for every 1 share in PotlatchDeltic - Represents an 8.25% premium to PotlatchDeltic based on the closing stock price for both companies as of Transaction October 10, 2025 Structure (1) • Pro forma ownership : - 54% Rayonier shareholders - 46% PotlatchDeltic shareholders • PotlatchDeltic’s CEO, Eric Cremers, to serve as Executive Chair of the combined company’s Board of Directors • Rayonier’s President & CEO, Mark McHugh, to serve as President & CEO of the combined company Pro Forma • Combined company’s Board of Directors will comprise of 5 directors from Rayonier and 5 directors from PotlatchDeltic Company • Rayonier and PotlatchDeltic will mutually agree on a new name for the combined company • The corporate headquarters of the combined company will be located in Atlanta, Georgia with significant regional offices maintained in Spokane, WA and Wildlight, FL • $40 million of estimated annual synergies primarily driven by corporate and operating overhead cost savings • Intend to achieve 50% of the synergies on a run-rate basis by end of year 1 and the balance by end of year 2 Synergies • Additional potential synergies over time through sharing of best practices, optimizing cost efficiencies, and leveraging combined expertise in land-based and natural climate solutions across a larger land portfolio • Unanimously approved by Boards of Directors at both companies Timing & • Transaction is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of Rayonier's shareholders and PotlatchDeltic’s shareholders Approvals • Transaction expected to close in late first quarter or early second quarter of 2026 5 5 Note: 1. For Rayonier, based on basic shares outstanding of 155.6MM and 1.0MM of dilutive securities, as of October 9, 2025; for PotlatchDeltic, based on basic shares outstanding of 77.3MM and 1.0MM of dilutive securities, as of October 9, 2025

Experienced Leadership with Shared Focus on Value Creation

- ✓ **Brings together talented teams and best practices from both companies**
- ✓ **Deep financial and operational expertise**
- ✓ **Well-aligned values and corporate cultures**
- ✓ **Dedicated to leading with accountability and transparency**
- ✓ **Management team fully committed to maximizing shareholder value from the combined portfolio**

Eric Cremers
Executive Chair

- Current President and CEO of PotlatchDeltic since 2021
- Previously served as PotlatchDeltic's COO (2013-2020) and PotlatchDeltic's CFO (2007-2013)

Mark McHugh
President and CEO

Wayne Wasechek
CFO

- Current CFO of PotlatchDeltic since 2023
- Previously served as PotlatchDeltic's Controller and Principal Accounting Officer (2018-2023)

Rhett Rogers
EVP – Land Resources

Ashlee Cribb
EVP – Wood Products

- Current VP of Wood Products of PotlatchDeltic since 2021
- Previously served as SVP – Chief Commercial Officer at Roseburg Forest Products

6

Experienced Leadership with Shared Focus on Value Creation ü Brings together talented teams and best practices from both companies Eric Cremers Mark McHugh ü Deep financial and Executive Chair President and CEO operational expertise • Current President and CEO of • Current President and CEO of PotlatchDeltic since 2021 Rayonier since 2024 • Previously served as PotlatchDeltic’s • Previously served as Rayonier’s CFO ü Well-aligned values and COO (2013-2020) and PotlatchDeltic’s (2014-2023) and President (2023- CFO (2007-2013) 2024) corporate cultures ü Dedicated to leading with accountability and transparency Wayne Wasechek Rhett Rogers Ashlee Cribb ü Management team fully CFO EVP – Land Resources EVP – Wood Products committed to maximizing • Current CFO of PotlatchDeltic since • Current SVP of Portfolio Management • Current VP of Wood Products of 2023 of Rayonier since 2023 PotlatchDeltic since 2021 shareholder value from the • Previously served as PotlatchDeltic’s • Previously served as Rayonier’s VP of • Previously served as SVP – Chief combined portfolio Controller and Principal Accounting Portfolio Management (2017-2023) Commercial Officer at Roseburg Officer (2018-2023) Forest Products 6

Combination Creates a Leading Land Resources Company

$MM, unless noted otherwise

	Rayonier	+ PotlatchDeltic	= *Pro Forma* Combined
Market Capitalization (1)	**$3,922**	**$3,149**	**$7,071**
LTM Adj. EBITDA (2)	**$224**	**$215**	**$439 / $479** (3)
LTM Net Leverage (2)	**0.7x**	**4.4x**	**2.5x / 2.3x** (3) (4)
Timberlands Geographic Mix by Acres	U.S. Northwest 15% U.S. South 85% **2.0MM Acres**	U.S. Northwest 30% U.S. South 70% **2.1MM Acres**	U.S. Northwest 22% U.S. South 78% **4.2MM Acres**
Business Mix by LTM Adj. EBITDA (2)	Real Estate 40% Timberlands 60%	Wood Products 5% Real Estate 37% Timberlands 58%	Wood Products 2% Real Estate 39% Timberlands 59%

Key Combination Benefits

- ✓ ***Unlocks 2x scale***
- ✓ ***Strong pro forma balance sheet***
- ✓ ***Significant capital allocation capacity***
- ✓ ***Best-in-class timberland portfolio with >75% in U.S. South***
- ✓ ***Diversified cash flows with significant upside potential***

7

Combination Creates a Leading Land Resources Company Pro Forma Combined Key Combination Benefits $MM, unless noted otherwise (1) $3,922 $3,149 $7,071 Market Capitalization ü Unlocks 2x scale (3) (2) LTM Adj. EBITDA $224 $215 $439 / $479 ü Strong pro forma (2) (3) (4) LTM Net Leverage 0.7x 4.4x 2.5x / 2.3x balance sheet U.S. Northwest U.S. Northwest U.S. Northwest 30% 22% 15% ü Significant capital allocation capacity Timberlands Geographic Mix by Acres ü Best-in-class U.S. South U.S. South timberland portfolio U.S. South 85% 70% 78% with >75% in U.S. 2.0MM Acres 2.1MM Acres 4.2MM Acres South Wood Products Wood Products 5% 2% Real Real Real ü Diversified cash flows Estate Estate Estate 39% 37% 40% with significant upside Business Mix by (2) potential LTM Adj. EBITDA Timberlands Timberlands Timberlands 60% 58% 59% Source: Capital IQ as of October 10, 2025 7 Notes: 1. Calculated using share prices as of October 10, 2025 and basic shares outstanding as of last public filing 3. Excluding / including run-rate annual synergies of $40 million 2. Defined in the appendix; last twelve months as of June 30, 2025 4. Excludes special dividend and transaction costs

Attractive Combined Asset Base

SPOKANE, WA
301
ST. MARIES, ID
6
624
U.S. Northwest
Acreage: 931K Acres
BEMIDJI, MN
GWINN, MI
CHENAL VALLEY, AR
U.S. South
Acreage: 3,227K Acres
OLA, AR
WARREN, AR
ATLANTA, GA
930
70
WALDO, AR
175
130
390
866
277
HEARTWOOD, GA
WILDLIGHT, FL
389
Legend
Wood Products Manufacturing Facilities
Real Estate Development Projects
Existing HQ Locations
New HQ Location

TIMBER

- ~3.2MM acres in the U.S. South, largely concentrated in top-tier timber regions
- Majority of Northwest presence in Idaho, where ~75% of sawlogs are indexed to lumber prices

WOOD PRODUCTS

- Six sawmills with capacity to produce 1.2BBF [1] of lumber annually
- One plywood facility with capacity to produce 150MMSF [1] of plywood annually, focused on industrial applications

REAL ESTATE

- Value-add real estate development projects (Chenal Valley, Wildlight, & Heartwood)
- Significant presence in regions well-positioned to generate rural HBU premiums

LAND-BASED SOLUTIONS / NATURAL CLIMATE SOLUTIONS

- 78% of portfolio in the U.S. South, the region best poised for LBS / NCS upside
- Solar options = 79K acres
- CCS leases = 154K acres

8

Attractive Combined Asset Base SPOKANE, WA TIMBER WOOD PRODUCTS 301 BEMIDJI, MN • ~3.2MM acres in the • Six sawmills with ST. MARIES, ID U.S. South, largely capacity to produce GWINN, MI (1) 1.2BBF of lumber concentrated in top-tier 6 annually timber regions 624 • Majority of Northwest • One plywood facility with presence in Idaho, capacity to produce (1) U.S. Northwest where ~75% of sawlogs 150MMSF of plywood Acreage: 931K Acres annually, focused on are indexed to lumber industrial applications prices U.S. South CHENAL VALLEY, AR Acreage: 3,227K Acres OLA, AR WARREN, AR ATLANTA, GA 70 930 REAL ESTATE LAND-BASED 866 SOLUTIONS / NATURAL • Value-add real estate 130 390 WALDO, AR 175 HEARTWOOD, GA CLIMATE SOLUTIONS development projects 277 WILDLIGHT, FL (Chenal Valley, • 78% of portfolio in the Wildlight, & Heartwood) U.S. South, the region best poised for LBS / Legend • Significant presence in 389 Wood Products NCS upside regions well-positioned Manufacturing Facilities to generate rural HBU • Solar options = 79K acres Real Estate Development premiums Projects • CCS leases = 154K acres Existing HQ Locations New HQ Location 8 Note: 1. BBF stands for billion board feet; MMSF stands for million square feet, 3/8-inch panel thickness basis

Timberlands: Diverse and Productive Holdings

U.S. South Ownership (3.2MM Acres)

- Loblolly, slash, and longleaf pine forests that serve both lumber and pulp mills
- Concentrated in regions that are proximate to key mills

Mississippi 4%
Louisiana 5%
South Carolina 2%
Texas 9%
Arkansas 29%
Alabama 12%
Florida 12%
Georgia 27%

Rayonier
PotlatchDeltic

U.S. Northwest Ownership (931K Acres)

- Highly productive Douglas-fir, cedar, and western hemlock species primarily used for construction-related purposes
- Timberlands are well located to serve both domestic and export customers

Oregon 1%
Washington 32%
Idaho 67%

Rayonier
PotlatchDeltic

9

Timberlands: Diverse and Productive Holdings U.S. South Ownership (3.2MM Acres) U.S. Northwest Ownership (931K Acres) Mississippi South Carolina Oregon 4% Louisiana 2% 1% • Loblolly, slash, and longleaf • Highly productive Douglas-fir, 5% Washington pine forests that serve both cedar, and western hemlock Texas 32% Arkansas lumber and pulp mills species primarily used for 9% 29% construction-related purposes • Concentrated in regions that Alabama are proximate to key mills 12% • Timberlands are well located to serve both domestic and Idaho 67% export customers Florida Georgia 12% 27% Rayonier PotlatchDeltic Rayonier PotlatchDeltic Well-Diversified Land Base Comprising ~4.2MM Acres Across the U.S. South and Northwest 9

Wood Products: Leading Producer with Focus on Operational Excellence

St. Maries
Lumber: 185MMBF (1)
Plywood: 150MMSF (1)
Bemidji
Lumber: 140MMBF (1)
Gwinn
Lumber: 185MMBF (1)
Ola
Lumber: 150MMBF (1)
Waldo
Lumber: 275MMBF (1)
Warren
Lumber: 220MMBF (1)
Wood Products Facilities

Top 10 U.S. Lumber Producer

PotlatchDeltic Lumber vs. Leading Competitors

EBITDDA Margin
50%
40%
30%
20%
10%
0%
(10%)
20%
3%
27%
45%
36%
6%
0%
8%
2018
2019
2020
2021
2022
2023
2024
2025 YTD (2)
Pine
Company A
Company B
Company C
Company D

10

Wood Products: Leading Producer with Focus on Operational Excellence Top 10 U.S. Lumber Producer • Established position with scale • Strategic customer relationships • Track record of best-in-class profitability PotlatchDeltic Lumber vs. Leading Competitors St. Maries Bemidji Gwinn EBITDDA Margin (1) (1) (1) Lumber: 185MMBF Lumber: 140MMBF Lumber: 185MMBF (1) 50% Plywood: 150MMSF 45% 36% 40% 27% 30% 20% 20% 3% 8% 6% 10% Waldo Warren Ola (1) (1) 0% (1) Lumber: 275MMBF Lumber: 220MMBF Lumber: 150MMBF 0% (10%) 2018 2019 2020 2021 2022 2023 2024 2025 (2) YTD Wood Products Facilities Pine Company A Company B Company C Company D Existing Platform is Well Positioned; Combination Will Enhance Growth Opportunities 10 Notes: 1. MMBF stands for million board feet; MMSF stands for million square feet, 3/8-inch panel thickness basis 2. June 30, 2025

Real Estate: Strong HBU Platform With Improving Dynamics

2015-2017
2021-2024
Price per Acre
Rayonier (1)
~62% Growth
$2,763
$4,468
2015-2017
2021-2024
Rural / Other
Development
15%
85%
44%
56%
PotlatchDeltic (2)
~53% Growth
$1,779
$2,720
2015-2017
2021-2024
100%
31%
69%

11

Real Estate: Strong HBU Platform With Improving Dynamics (3) Average HBU Price per Acre Real Estate Sales Mix 2015-2017 2021-2024 Rural / Other Development Price per Acre $4,468 15% 44% $2,763 56% 85% 2015-2017 2021-2024 31% $2,720 $1,779 69% 100% 2015-2017 2021-2024 Both Rayonier and PotlatchDeltic Have Demonstrated Improving HBU Premium Realizations as well as a Shift Toward Higher-Value Development Sales Over the Past Decade 11 Notes: 1. Excludes Large Dispositions, Improved Development, Conservation Easements, and New Zealand land sales 3. Excludes New Zealand land sales for Rayonier 2. 2015-2017 excludes non-strategic sales; 2021-2024 excludes large disposition in 2024 (2) (1)

Real Estate: Development Projects Overview

Wildlight: Key Stats

2016 Project Start

- Status: Sales activity on upward trajectory

Nassau County, Florida

- ~20 miles north of Jacksonville, FL

~17,000 Entitled Acres [(1)]

120 Average Annual Home Closings (2020-24)

- **~750** Total Project-to-Date Residential Closings Expected by YE25
- **~400** Annual Run-Rate Goal

Heartwood: Key Stats

2021 Project Start [(2)]

- Status: Sales activity on upward trajectory

Richmond Hill, Georgia

- ~12 miles south of Savannah, GA

~9,700 Entitled Acres [(1)]

36 Average Annual Home Closings (2020-24)

- **~325** Total Project-to-Date Residential Closings Expected by YE25
- **~300** Annual Run-Rate Goal

Chenal Valley: Key Stats

1985 Project Start

- Status: Mature, with stable sales activity

West Little Rock, Arkansas

- Growing suburban section of Little Rock

~4,800-acre master-planned development

148 Average Annual Lot Sales (2020-24)

- **~130** Lots: FY25 Guidance

17 Average Commercial Acres Sold (2020-24)

HEARTWOOD

12

Real Estate: Development Projects Overview Wildlight: Key Stats Heartwood: Key Stats Chenal Valley: Key Stats (2) 2016 Project Start 2021 Project Start 1985 Project Start • Status: Sales activity on upward trajectory • Status: Sales activity on upward trajectory • Status: Mature, with stable sales activity Nassau County, Florida Richmond Hill, Georgia West Little Rock, Arkansas • ~20 miles north of Jacksonville, FL • ~12 miles south of Savannah, GA • Growing suburban section of Little Rock (1) (1) ~17,000 Entitled Acres ~9,700 Entitled Acres ~4,800-acre master-planned development 120 Average Annual Home Closings (2020-24) 36 Average Annual Home Closings (2020-24) 148 Average Annual Lot Sales (2020-24) • ~750 Total Project-to-Date Residential • ~325 Total Project-to-Date Residential • ~130 Lots: FY25 Guidance Closings Expected by YE25 Closings Expected by YE25 17 Average Commercial Acres Sold (2020-24) • ~400 Annual Run-Rate Goal • ~300 Annual Run-Rate Goal Notes: 12 Notes: 1. Net of absorption 1. Net of absorption 2. Commerce park sales began prior to 2021 2. Commerce park sales began prior to 2021

Land-Based Solutions / Natural Climate Solutions: Robust Combined Capabilities

	Rayonier [1]	PotlatchDeltic [1]	Combined [1]
Solar	➢ 45K Acres under option	➢ 34K Acres under option	➢ 79K Acres under option ➢ Substantial future growth potential
CCS	➢ 154K acres under CCS lease in TX, LA, and AL	➢ Potential projects under evaluation	➢ Opportunity to enhance combined capabilities and build on well-established relationships with major CCS players
Minerals / Land Resources	➢ Several operational sites for fill dirt, aggregates, and other minerals	➢ 5.1K acres leased for brine exploration in AR ➢ 3-5K acres of potential lithium opportunities	➢ Well-positioned to use extensive, geographically diverse acreage base for minerals opportunities
Carbon Markets	➢ Potential projects under evaluation	➢ Potential projects under evaluation	➢ Opportunity to create large-scale Improved Forest Management (IFM) projects for blue-chip carbon offset buyers

13

Note:
1. As of October 9, 2025

Land-Based Solutions / Natural Climate Solutions: Robust Combined Capabilities (1) (1) (1) Combined Ø 79K Acres under option Ø 45K Acres under optionØ 34K Acres under option Solar Ø Substantial future growth potential Ø Opportunity to enhance combined Ø 154K acres under CCS lease in Ø Potential projects under capabilities and build on well-established CCS TX, LA, and AL evaluation relationships with major CCS players Ø 5.1K acres leased for brine Minerals / Ø Several operational sites for fill Ø Well-positioned to use extensive, exploration in AR dirt, aggregates, and other geographically diverse acreage base for Land Ø 3-5K acres of potential lithium minerals minerals opportunities Resources opportunities Ø Opportunity to create large-scale Carbon Ø Potential projects under Ø Potential projects under Improved Forest Management (IFM) evaluation evaluation projects for blue-chip carbon offset Markets buyers The Combination Will Result in an Enhanced Platform to Drive Growth in Land-Based Solutions / Natural Climate Solutions 13 Note: 1. As of October 9, 2025

Timber & Wood Products Sector Landscape

Market Capitalization (1), $Bn
Timber REITs
Other Public Companies
17.3
7.1
6.2
6.0
3.9
3.1
3.2
1.0
0.3
Weyerhaeuser
Rayonier
+
PotlatchDeltic
LP
West Fraser
Rayonier
PotlatchDeltic
Boise Cascade
CANFOR
INTERFOR

The Combined Company Will Become the 2nd Largest Publicly-Traded Timber / Wood Products Company

14

Combined Company Will Be One of the Largest Public Timber / Wood Products Companies Timber & Wood Products Sector Landscape (1) Market Capitalization , $Bn Timber REITs Other Public Companies 17.3 7.1 6.2 6.0 3.9 3.1 3.2 1.0 0.3 + nd The Combined Company Will Become the 2 Largest Publicly-Traded Timber / Wood Products Company 14 Source: Capital IQ as of October 10, 2025 Note: 1. Calculated using share prices as of October 10, 2025 and basic shares outstanding as of last public filing

Pro Forma Capitalization

$MM, unless noted otherwise

- Conservative pro forma leverage
- Strong cash position
- Significant flexibility for capital allocation

	Total Debt (1)		Cash (1)		Net Debt
Rayonier	$1,050	-	$892	=	$158
PotlatchDeltic	$1,037		$95		$942
Pro Forma (2)	**$2,087**		**$988**		**$1,099**

Credit / Valuation Data

	LTM Adj. EBITDA (3)	Enterprise Value (4)
Rayonier	$224	$4,080
PotlatchDeltic	$215	$4,091
Pro Forma	**$439 / $479 (5)**	**$8,171**

Credit Statistics

Pro Forma	**2.5x / 2.3x** Net Debt / LTM Adj. EBITDA (3) (5)	**13%** Net Debt / Enterprise Value (4)

Pro Forma Debt Maturity Profile

$MM

Significant PF cash to deploy opportunistically

846
396
450
390
190
200
300
100
200
228
28
200
139
139
185
185
-
2025
2026
2027
2028
2029
2030
Thereafter
Rayonier
PotlatchDeltic

15

Strong Pro Forma Balance Sheet With Significant Capital Allocation Capacity Pro Forma Capitalization Pro Forma Debt Maturity Profile $MM, unless noted otherwise $MM üüü Conservative pro Significant flexibility for 846 Strong cash position forma leverage capital allocation (1) (1) Total Debt Cash Net Debt Rayonier $1,050 $892 $158 396 = - PotlatchDeltic $1,037 $95 $942 Significant PF cash to (2) deploy opportunistically Pro Forma $2,087 $988 $1,099 Credit / Valuation Data 390 (3) (4) LTM Adj. EBITDA Enterprise Value 300 190 Rayonier $224 $4,080 228 100 450 PotlatchDeltic $215 $4,091 185 28 139 (5) Pro Forma $439 / $479 $8,171 200 200 200 185 139 Credit Statistics - 2.5x / 2.3x 13% 2025 2026 2027 2028 2029 2030 Thereafter Pro Forma Net Debt / Net Debt / Rayonier PotlatchDeltic (3) (5) (4) LTM Adj. EBITDA Enterprise Value Source: Capital IQ as of October 10, 2025 Notes: 1. As of June 30, 2025 4. Calculated as market capitalization plus net debt; market capitalization calculated using share prices as of October 10, 2025 15 2. Excludes special dividend and transaction costs and basic shares outstanding as of last public filing 3. Defined in the appendix; last twelve months as of June 30, 2025 5. Excluding / including estimated run-rate annual synergies of $40 million

Capital Allocation Priorities

Maintain a Healthy Balance Sheet	• Committed to investment grade credit ratings • Maintain Net Debt to Adjusted EBITDA leverage ratio below 3.0x target [1]
Return Capital to Shareholders	• Pay a sustainable dividend that grows over time • Opportunistically repurchase shares with the intent to build NAV per share over the long-term
Strategic Capital Investments	• Maintenance capex associated with reforestation, wood products reliability, and real estate development • Discretionary investments to increase timberland productivity, as well as wood products capacity and efficiency
Selective & Opportunistic M&A	• Pursue timberland acquisitions that complement and improve overall timberland quality and future optionality • Consider synergistic wood products growth opportunities that enhance overall portfolio value

16

Note:
1. Based on "midcycle" Adjusted EBITDA

Capital Allocation Priorities Maintain Financial Strategy Focused on Nimble Capital Allocation & Prudent Financial Management • Committed to investment grade credit ratings Maintain a Healthy Balance Sheet (1) • Maintain Net Debt to Adjusted EBITDA leverage ratio below 3.0x target • Pay a sustainable dividend that grows over time Return Capital to Shareholders • Opportunistically repurchase shares with the intent to build NAV per share over the long-term • Maintenance capex associated with reforestation, wood products reliability, and real estate development Strategic Capital Investments • Discretionary investments to increase timberland productivity, as well as wood products capacity and efficiency • Pursue timberland acquisitions that complement and improve overall timberland quality and Selective & future optionality Opportunistic M&A • Consider synergistic wood products growth opportunities that enhance overall portfolio value 16 Note: 1. Based on “midcycle” Adjusted EBITDA

Dividend Considerations • Committed to a sustainable dividend that grows over time • The combined company intends to pay a regular quarterly dividend that is in line with Rayonier’s Pro Forma Dividend current annual dividend of $1.09 per share (with such per share amount to be reduced to take into account the additional Rayonier shares that will be issued pursuant to the Rayonier Special Dividend described below) • Rayonier has declared a $1.40 per share special dividend in connection with taxable gains arising from the sale of its New Zealand business consisting of a combination of cash and common shares • The cash component of the special dividend (other than cash paid in lieu of fractional shares) will not exceed 25% in the aggregate, with the balance payable in Rayonier common shares • Because the Rayonier Special Dividend is only being paid to the Rayonier shareholders, the merger consideration that PotlatchDeltic shareholders will receive at the closing of the transaction will be adjusted to provide PotlatchDeltic shareholders with additional consideration of equivalent value to the Rayonier Special Dividend Special Dividend – The exchange ratio will be increased to reflect the percentage of additional Rayonier common shares issued in connection with the Rayonier Special Dividend – The merger consideration received by PotlatchDeltic shareholders will include a cash component to reflect the cash issued in connection with the Rayonier Special Dividend, with PotlatchDeltic shareholders receiving an amount in cash per share equal to the cash per share paid by Rayonier in the Rayonier Special Dividend multiplied by the 1.7339 exchange ratio – PotlatchDeltic shareholders will only be entitled to this additional merger consideration if the merger is consummated 17

Continued Commitment to Corporate Responsibility [1]

Rayonier		PotlatchDeltic
39 Million Seedlings Planted **77,951 Acres** Regenerated	**Sustainable Forestry**	**29 Million** Seedlings Planted **60,548 Acres** Regenerated
Removed **~7x** More Carbon than Emitted Energy Audit / Efficiency Studies Conducted	**Carbon Footprint**	Removed **7.8 Million** M.T. [2] CO_2e **45K+** M.T. [2] CO_2e Scope 1 & **38K+** M.T. [2] CO_2e Market-Based Scope 2 GHG Emissions
7,272 Miles of Streams Protected	**Water Protection**	**7,880 Miles** of Streams Protected
Zero Employee or Contractor Fatalities Total Recordable Incident Rate **Less Than 2.0**	**Safety**	**Zero** Employee Fatalities Total Recordable Incident Rate **Less Than 1.8**
8% YoY Decline in Voluntary Turnover Rate **66%** of Open Positions Filled Internally	**Recruitment & Training**	Trade Apprenticeships and **Leadership Training** Supplier Code of Conduct and **Contractor Training**
Rayonier Community Fund Donated **$300K** Team Members **Volunteer** and Serve on Boards	**Community**	Contributed **$600K** to Support Our Communities Team Members **Volunteer** and Serve on Boards

Shared Commitment to the Highest Corporate Responsibility Standards

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(1) Continued Commitment to Corporate Responsibility 39 Million Seedlings Planted 29 Million Seedlings Planted 77,951 Acres Regenerated 60,548 Acres Regenerated Sustainable Forestry (2) Removed 7.8 Million M.T. CO e 2 Removed ~7x More Carbon than Emitted (2) (2) 45K+ M.T. CO e Scope 1 & 38K+ M.T. CO e 2 2 Energy Audit / Efficiency Studies Conducted Market-Based Scope 2 GHG Emissions Carbon Footprint 7,272 Miles of Streams Protected 7,880 Miles of Streams Protected Water Protection Zero Employee or Contractor Fatalities Zero Employee Fatalities Total Recordable Incident Rate Less Than 2.0 Total Recordable Incident Rate Less Than 1.8 Safety 8% YoY Decline in Voluntary Turnover Rate Trade Apprenticeships and Leadership Training 66% of Open Positions Filled Internally Supplier Code of Conduct and Contractor Training Recruitment & Training Rayonier Community Fund Donated $300K Contributed $600K to Support Our Communities Team Members Volunteer and Serve on Boards Team Members Volunteer and Serve on Boards Community Shared Commitment to the Highest Corporate Responsibility Standards 18 Notes: 1. Data reflects 2024 sustainability reporting 2. Metric tons

Combination of Two Exceptional Land Resources Companies • Approximately 4.2MM acres of high-quality timberlands including 3.2MM acres in the U.S. South, the region offering the most upside potential from optimizing land-use • Additional scale enhances the ability of the combined company to participate in emerging opportunities to provide land-based / natural climate solutions • Timber REIT well-positioned to benefit from improving lumber market conditions through existing wood products facilities, indexed log prices in Idaho, and ability to participate in industry M&A • Established real estate development platform across Florida, Georgia, and Arkansas with significant runway for future value creation and cash flow growth • Increased capital markets presence, supporting a lower cost of capital and growth opportunities over time • Compelling financial benefits, including the opportunity to achieve significant synergies and a pro forma balance sheet well- positioned for opportunistic capital allocation and investment • Dedicated employees and strong cultural alignment on the importance of safety, sustainability, and the stewardship of our land resources 19

Appendix: Definitions & Reconciliations

($ in millions)	Southern Timber	Pacific Northwest Timber	Real Estate	Trading	Corporate and Other	Total
Last twelve months ending June 30, 2025						
Operating Income	**$60.5**	**$1.9**	**$343.6**	**($0.6)**	**($39.9)**	**$365.5**
Depreciation, depletion & amortization	67.5	26.2	7.1	—	1.7	102.5
Non-cash cost of land and improved development	—	—	44.3	—	—	44.3
Restructuring Charges [(1)]	—	—	—	—	2.2	2.2
Costs related to disposition initiatives [(1)]	—	—	—	—	0.7	0.7
Large Dispositions [(1)]	—	—	(291.1)	—	—	(291.1)
Adjusted EBITDA [(1)]	**$128.1**	**$28.0**	**$103.9**	**($0.6)**	**($35.2)**	**$224.2**

APPENDIX: DEFINITIONS & RECONCILIATIONS 21

Note:
1. Non-GAAP measure or pro-forma item

Rayonier Reconciliation of Operating Income (Loss) to Adjusted EBITDA by Segment Pacific Southern Northwest Corporate ($ in millions) Timber Timber Real Estate Trading and Other Total Last twelve months ending June 30, 2025 Operating Income $60.5 $1.9 $343.6 ($0.6) ($39.9) $365.5 Depreciation, depletion & amortization 67.5 26.2 7.1 — 1.7 102.5 Non-cash cost of land and improved — — 44.3 — — 44.3 development (1) — — — — 2.2 2.2 Restructuring Charges (1) — — — — 0.7 0.7 Costs related to disposition initiatives (1) — — (291.1) — — (291.1) Large Dispositions (1) $128.1 $28.0 $103.9 ($0.6) ($35.2) $224.2 Adjusted EBITDA APPENDIX: DEFINITIONS & RECONCILIATIONS 21 Note: 1. Non-GAAP measure or pro-forma item

PotlatchDeltic Reconciliation of Operating Income (Loss) to Adjusted EBITDDA by Segment Wood ($ in millions) Timberlands Products Real Estate Corporate Eliminations Total Last twelve months ending June 30, 2025 Operating Income (Loss) $87.4 ($26.3) $48.5 ($50.7) $3.4 $62.4 Depreciation, depletion & amortization 64.3 37.9 0.6 0.8 — 103.6 Basis in real estate — — 47.6 (0.0) — 47.6 Net gain (loss) on disposal of assets — 1.0 (0.0) — — 1.0 Segment Adjusted EBITDDA $151.8 $12.7 $96.7 ($50.0) $3.4 $214.6 APPENDIX: DEFINITIONS & RECONCILIATIONS 22

Non-GAAP Definitions “Adjusted EBITDA” is a non-GAAP measure and is calculated as earnings before interest, taxes, depreciation, depletion, amortization, the non-cash cost of land and improved development, non- operating expense, income (loss) from operations of discontinued operations, gain on sale of discontinued operations, restructuring charges, costs related to disposition initiatives and Large Dispositions. “Total Adjusted EBITDDA” is a non-GAAP measure and is calculated as net income (loss) adjusted for interest expense, net, income taxes, depletion, depreciation and amortization, basis of real estate sold, non-operating pension and other post-retirement benefits, pension settlement charge, environmental charge, gains and losses on disposition of assets, gains and losses on fire damage, merger-related expenses and other special items. “Total Adjusted EBITDDA Margin” is Total Adjusted EBITDDA divided by revenues. “Adjusted Net Income” is a non-GAAP measure and is net income (loss) adjusted for pension settlement charge, gains and losses on fire damage, environmental charge, merger-related expenses and other special items. “EBITDDA Leverage” is a non-GAAP measure and is calculated as net debt divided by Total Adjusted EBITDDA. “Operating Segment Adjusted EBITDDA” is a non-GAAP measure and is calculated as segment operating income (loss) adjusted for depletion, depreciation and amortization, basis of real estate sold, gains and losses on disposition of fixed assets, non-cash impairments and other special items. “Cash Available for Distribution (CAD)” is a non-GAAP measure and is calculated as cash from operations minus capital expenditures and timberland acquisitions not classified as strategic. “Net Debt to Enterprise Value” is a non-GAAP measure and is calculated as net debt divided by enterprise value. Net Debt is a non-GAAP measure and is calculated as long-term debt (plus long- term debt due within a year) less cash and cash equivalents. APPENDIX: DEFINITIONS & RECONCILIATIONS 23

Exhibit 99.3

Rayonier Declares Special Dividend of $1.40 Per Share Payable

25% in Cash and 75% in Common Shares

WILDLIGHT, Fla. – (BUSINESS WIRE) – October 14, 2025 – Rayonier Inc. (the “Company” or “Rayonier”) (NYSE:RYN) announced today that the Company’s board of directors has declared a one-time, special dividend of $1.40 per common share, consisting of a combination of cash and the Company’s common shares. The dividend is payable on December 12, 2025 to shareholders of record on October 24, 2025.

The special dividend is being made in connection with the taxable gains arising from the previously announced sale of Rayonier’s New Zealand joint venture interests for $710 million that closed on June 30, 2025.

The cash component of the special dividend (other than cash paid in lieu of fractional shares) will not exceed 25% in the aggregate, with the balance payable in the Company’s common shares. The Company expects the dividend will be a taxable dividend to shareholders, regardless of whether received in the form of cash or common shares.

Shareholders will be asked to make an election to receive the dividend all in cash or all in common shares. To the extent that more than 25% of cash is elected in the aggregate, the cash portion will be prorated among the shareholders electing to receive cash. Shareholders who elect to receive the dividend in cash will receive a cash payment of at least $0.35 per common share. Shareholders who do not make an election will receive the dividend 25% in cash and 75% in common shares. The number of common shares issued as a result of the dividend will be calculated based on the volume weighted average trading prices of the Company’s common shares on the New York Stock Exchange on December 1, December 2, and December 3, 2025.

An information letter and election form will be mailed to shareholders of record after the record date. The properly completed election form to receive cash or common shares must be received by Computershare Trust Company, N.A., the Company’s transfer agent, prior to 5:00 p.m. Eastern Time on November 28, 2025. Registered shareholders with questions regarding the dividend election may call Computershare Trust Company, N.A. at (800) 659-0158, or (201) 680-6578 for international callers. Shareholders who hold their shares through a bank, broker or nominee and have questions regarding the dividend election should contact such bank, broker or nominee, who will also be responsible for distributing to them the letter and election form and submitting the election form on their behalf.

The Company also announced today that the Company’s board of directors, in its capacity as the board of directors of the general partner of Rayonier, L.P., has declared a one-time, special distribution to holders of operating partnership units of (i) an aggregate number of operating partnership units that would result in the Company receiving a number of operating partnership units corresponding to the aggregate number of the Company’s common shares issued to shareholders in the special dividend and (ii) an aggregate amount of cash equal to an amount that would result in the Company receiving the aggregate amount of cash payable to shareholders in the special dividend.

About Rayonier

Rayonier is a leading timberland real estate investment trust with assets located in some of the most productive softwood timber growing regions in the United States. As of June 30, 2025, Rayonier owned or leased under long-term agreements approximately 2.0 million acres of timberlands located in the U.S. South (1.74 million acres) and U.S. Pacific Northwest (307,000 acres). More information is available at www.rayonier.com.

1 Rayonier Way, Wildlight, FL 32097	904-357-9100

Forward-Looking Statements –

Certain statements in this press release regarding anticipated events, including the amount, timing and form of expected payment of dividends on the Company’s common shares, are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws.

Factors that could cause actual events to differ materially from those expressed in forward-looking statements include, among other things, the factors set forth in Item 1A - Risk Factors in the Company’s most recent Annual Report on Form 10-K and similar discussion included in other reports that we subsequently file with the Securities and Exchange Commission (the “SEC”). Forward-looking statements are not guarantees of future performance or events and are only as of the date they are made, and the Company undertakes no duty to update its forward-looking statements except as required by law. You are advised, however, to review any further disclosures we make on related subjects in our subsequent reports filed with the SEC.

Contacts

Investors: Collin Mings, investorrelations@rayonier.com, 904-357-9100

Source: Rayonier Inc.